Exhibit 99.1

First Quarter Report to Shareholders Three months ended March 31, 2024

Manulife Financial Corporation (“Manulife” or the “Company”) reported its first quarter results for the period ended March 31, 2024, delivering strong core ROE and topline growth, and closing the largest long-term care (“LTC”) reinsurance transaction in the industry.

Key highlights for the first quarter of 2024 (“1Q24”) include:

•	Core earnings[1] of $1.8 billion, up 16% on a constant exchange rate basis[2] from the first quarter of 2023 (“1Q23”)

•

Net income attributed to shareholders of $0.9 billion, down $0.5 billion from 1Q23. Excluding the impact of the reinsurance transaction with Global Atlantic (the “GA Reinsurance Transaction”), which had a largely neutral impact on book value, 1Q24 net income attributed to shareholders was $1.6 billion[1], up $0.2 billion from 1Q23

•	Core EPS[3] of $0.94, up 20%[2] from 1Q23. EPS of $0.45, down 38%[2] from 1Q23. Excluding the impact of the GA Reinsurance Transaction, EPS was $0.87[3], up 21%[2] from 1Q23

•	Core ROE[3] of 16.7% and ROE of 8.0%. Excluding the impact of the GA Reinsurance Transaction, ROE was 15.5%[3]

•	LICAT ratio[4] of 138%

•	APE sales 21% higher[5], new business CSM up 52%[2] and new business value (“NBV”) up 34%[5] from 1Q23[6]

•	Global Wealth and Asset Management (“Global WAM”) net inflows[5] of $6.7 billion, up from $4.4 billion in 1Q23

“After a milestone year for Manulife, we continued to show strong momentum in 1Q24 by delivering superior results, including 20% core EPS growth, an increase of 11% in adjusted book value per common share[3], and record level APE sales with double-digit growth across each of our insurance segments. We again demonstrated a disciplined focus on execution by closing the largest ever LTC reinsurance transaction in the first quarter and entering the largest ever universal life reinsurance agreement in Canada. I’m excited by our momentum in the first quarter and by the opportunities ahead of us to continue generating shareholder value.”

— Roy Gori, Manulife President & Chief Executive Officer

“We had a strong start to 2024 with record levels of new business CSM and new business value, reflecting 52% and 34% growth, respectively. Global WAM saw strong net inflows of $6.7 billion, and our capital position remains robust with a LICAT ratio of 138%. Looking ahead, we remain committed to further improving ROE through disciplined capital allocation and continued business performance improvements.”

— Colin Simpson, Manulife Chief Financial Officer

[1]  Core earnings and net income attributed to shareholders excluding the impact of the GA Reinsurance Transaction are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 1Q24 Management’s Discussion and Analysis (“1Q24 MD&A”).

[2]  Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), EPS excluding the impact of the GA Reinsurance Transaction, and new business contractual service margin net of NCI (“new business CSM”) are stated on a constant exchange rate basis and are non-GAAP ratios.

[3]  Core EPS, EPS excluding the impact of the GA Reinsurance transaction, core ROE, ROE excluding the impact of the GA Reinsurance Transaction and adjusted book value per common share (“adjusted BV per common share”) are non-GAAP ratios.

[4]  Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2024. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[5]  For more information on annualized premium equivalent (“APE”) sales, NBV and net flows, see “Non-GAAP and other financial measures” in our 1Q24 MD&A. Percentage growth/decline in APE sales, NBV and net flows are stated on a constant exchange rate basis.

[6]  Refer to “Result at a Glance” for 1Q24 and 1Q23 results.

Manulife Financial Corporation – First Quarter 2024	1

Results at a Glance

	Quarterly Results

($ millions, unless otherwise stated)	1Q24	1Q23	Change[1,2]

Net income attributed to shareholders	$866	$1,406	(38)%
Core earnings	$1,754	$1,531	16%
EPS ($)	$0.45	$0.73	(38)%
Core EPS ($)	$0.94	$0.79	20%
ROE	8.0%	13.6%	(5.6) pps
Core ROE	16.7%	14.8%	1.9 pps
Book value per common share ($)	$23.09	$22.01	5%
Adjusted BV per common share ($)	$33.39	$30.04	11%
Financial leverage ratio (%)[3]	24.3%	26.0%	(1.7) pps
APE sales	$1,883	$1,600	21%
New business CSM	$658	$442	52%
NBV	$669	$509	34%
Global WAM net flows ($ billions)	$6.7	$4.4	55%

Results by Segment
	Quarterly Results

($ millions, unless otherwise stated)	1Q24	1Q23	Change[2]

Asia (US$)
Net income attributed to shareholders	$270	$384	(29)%
Core earnings	488	361	39%
APE sales	950	868	13%
New business CSM	364	222	68%
NBV	343	275	28%

Canada
Net income attributed to shareholders	$273	$309	(12)%
Core earnings	364	353	3%
APE sales	450	293	54%
New business CSM	70	46	52%
NBV	157	92	71%

U.S. (US$)
Net income attributed to shareholders	$(80)	$138	nm
Core earnings	335	285	18%
APE sales	113	99	14%
New business CSM	72	70	3%
NBV	37	34	9%

Global WAM
Net income attributed to shareholders	$365	$297	24%
Core earnings	357	287	25%
Gross flows ($ billions)[2]	45.4	38.8	19%
Average AUMA ($ billions)[2]	880	804	9%
Core EBITDA margin (%)[3]	25.5%	22.4%	310 bps

[1]  Percentage growth / decline in net income attributed to shareholders is stated on a constant exchange rate basis and is a non-GAAP ratio.

[2]  For more information on gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” in our 1Q24 MD&A. Percentage growth/decline in gross flows and average AUMA are stated on a constant exchange rate basis.

[3]  Financial leverage ratio and core EBITDA margin are non-GAAP ratios.

Manulife Financial Corporation – First Quarter 2024	2

Strategic Highlights

We are delivering against our strategy to optimize our portfolio

In the first quarter, we closed a milestone reinsurance transaction with Global Atlantic on four in-force blocks of legacy/low ROE business, including the largest LTC reinsurance deal in history. We have commenced a share buyback program to return capital released from this transaction to our shareholders.

In Canada, we entered into the largest universal life reinsurance agreement of its kind. The transaction, which closed on April 2, 2024, transferred $5.6 billion of insurance contract net liabilities to RGA Canada1. The expected capital release of $0.8 billion represents an attractive 16.2 times earnings multiple and will be returned to shareholders through an ordinary share repurchase program. 2

In Asia, we continued to roll out our top-tier recognition and activation program, Manulife Pro, across the region with the recent expansion to Indonesia and Japan. The program provides selected agents with differentiated resources and tools, including dedicated underwriting support and enhanced customer engagement services with access to customer leads.

In Global WAM, we announced the closing of a $1.0 billion institutional fund - Manulife Capital Partners VII. The fund will invest in U.S. middle market companies across multiple industries, focusing on growth and high-yield opportunities.

In addition, we partnered with the Indonesia Investment Authority sovereign wealth fund to raise and manage funds for investment. The partnership involves co-investments between the sovereign wealth fund, Manulife, and third-party investors in Indonesian infrastructure, real estate, and the natural capital sectors, which include timberland and agriculture assets.

We are enhancing our digital leadership, delivering better customer experience and superior distribution capabilities

In Asia, we completed the roll-out of M-Pro, a first-in-market digital pre-issuance verification tool, to all distribution channels in Vietnam. M-Pro has further improved customer experience and we have received outstanding feedback on the ease of navigating policy issuance details, ability to review crucial policy information and transparency of the consultation process.

In the U.S., we accelerated our distribution team’s ability to act on sales opportunities and improved their efficiency in assisting agents by implementing JHINI – our new, AI-powered, sales enablement tool.

In addition, we streamlined our underwriting process and improved our John Hancock customers’ experience by expanding our usage of electronic health records and leveraging other types of underwriting evidence, which have allowed us to eliminate certain medical test requirements for all ages and face amounts.

In Global WAM, we completed the implementation of a new advisor retail wealth platform in Canada as part of our digital transformation strategy, representing more than $54 billion in AUMA, by leveraging an industry leading technology platform. The platform delivers an enhanced advisor and client experience and enables advisors to streamline their processes.

We are helping our customers live longer, healthier, and better lives

In Canada, we entered into a multi-year loyalty rewards partnership agreement with Aeroplan. Beginning in early summer 2024, eligible Manulife group benefits members will be able to earn rewards points using our group benefits digital platforms by engaging in behaviours and activities that encourage health and well-being.

In the U.S., we drove a 43% improvement compared with 1Q23 in the number of visits to the Vitality page of JohnHancock.com supported by the launch of Your Year in Wellness – our first social-sharing campaign to raise awareness about the value of John Hancock Vitality.

[1]  RGA Life Reinsurance Company of Canada. Insurance contract net liabilities as of March 31, 2024.

[2]  See “Caution regarding forward-looking statements” below. Expected capital release and earnings multiple estimates were as of December 31, 2023.

Manulife Financial Corporation – First Quarter 2024	3

Delivered strong core earnings growth, while net income reflected the impact of the GA Reinsurance Transaction with largely neutral impact to book value1

Core earnings of $1.8 billion in 1Q24, up 16% from 1Q23

The 16% year-over-year increase in core earnings reflects strong business growth across our insurance businesses and higher fee income in Global WAM benefitting from favourable market impacts and positive net flows. Core earnings increased 39% in Asia and 25% in Global WAM compared with 1Q23. The provision for expected credit loss was a modest net release in 1Q24 compared with a net charge in 1Q23, reflecting a benign credit experience this quarter. Updates to actuarial methods and assumptions in the second half of 2023 also contributed to core earnings growth. These were partially offset by modestly more adverse insurance experience, and higher workforce-related costs primarily reflecting strong TSR2 performance. The net impact of the GA Reinsurance Transaction on core earnings was a $18 million charge in 1Q24.

Net Income attributed to shareholders of $0.9 billion in 1Q24, $0.5 billion lower compared with 1Q23

The $0.5 billion decrease in net income reflects the $0.8 billion impact from the GA Reinsurance Transaction, partially offset by core earnings growth. Most of the GA Reinsurance Transaction impact is from the sale of debt instruments related to the transaction, which, is broadly offset by an associated change in Other Comprehensive Income resulting in a neutral impact to book value. This, along with lower-than-expected returns on alternative long-duration assets and higher-than-expected returns on public equity, resulted in a $0.8 billion market experience loss in 1Q24. The overall book value per common share increased 5% compared with 1Q23.

Record levels of new insurance business results and strong net inflows in Global WAM

Continued momentum in our 1Q24 new business results with year-over-year growth across all insurance segments, resulting in increases of 21%, 52% and 34% in APE sales, new business CSM and NBV, respectively

•

In Asia, APE sales increased 13% from 1Q23, driven by growth in Asia Other and Japan, partially offset by lower sales in Hong Kong. Business mix and the impact of updates to actuarial methods and assumptions in the prior year further contributed to a 68% growth in new business CSM. NBV also increased 28% compared with 1Q23. The improvement in NBV margin was driven by our pricing discipline and changes in business mix.

•

Canada generated 54% growth in APE sales, driven by higher sales volumes in all business units, led by large-case Group Insurance sales. Combined with margin expansion in our insurance businesses, NBV and new business CSM increased 71% and 52%, respectively.

•

In the U.S., APE sales increased 14%, reflecting an increase in demand from affluent customers for accumulation insurance products. Combined with product mix, this led to a 3% and 9% increase in new business CSM and NBV, respectively.

Global WAM net inflows of $6.7 billion in 1Q24, increased $2.3 billion compared with $4.4 billion in 1Q23

•	Retirement net inflows of $3.2 billion in 1Q24 increased from $1.2 billion in 1Q23, reflecting higher new retirement plan sales across our three geographies.

•	Retail net inflows of $1.7 billion in 1Q24 increased from $0.8 billion in 1Q23, driven by increased demand for investment products amid equity market recovery and improved investor sentiment.

•

Institutional Asset Management net inflows of $1.8 billion in 1Q24 decreased compared with $2.5 billion in 1Q23 as higher fixed income mandates sales and lower money market redemptions were more than offset by higher redemptions in fixed income and equity mandates.

[1] See section A1 “Profitability” in our 1Q24 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders. [2] Total shareholder return (“TSR”).

Manulife Financial Corporation – First Quarter 2024	4

Increase in CSM balance driven by organic CSM growth and favourable impact of markets

CSM net of NCI1 was $21,089 million as at March 31, 2024

CSM net of NCI increased $649 million compared with December 31, 2023. Organic CSM movement was an increase of $314 million in 1Q24, primarily driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Insurance experience improved both quarter-over-quarter and year-over-year. Inorganic CSM movement was an increase of $335 million for the same period, primarily driven by the favourable impacts of equity market performance and changes in foreign currency exchange rates, partially offset by the impact of the GA Reinsurance Transaction. Post-tax CSM net of NCI2 was $18,547 million as at March 31, 2024.

[1]  Non-controlling interests (“NCI”).

[2]  Post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 1Q24 MD&A.

Manulife Financial Corporation – First Quarter 2024	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 8, 2024, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2024 and the MD&A and audited Consolidated Financial Statements contained in our 2023 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2023 Annual Report (“2023 MD&A”) and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.

CONTENTS

A.	TOTAL COMPANY PERFORMANCE

1.	Profitability

2.	Business performance

3.	Financial strength

4.	Assets under management and administration

5.	Impact of foreign currency exchange rates

6.	Business highlights

7.	Embedded Value

8.	Normal course issuer bid update

B.	PERFORMANCE BY SEGMENT

1.	Asia

2.	Canada

3.	U.S.

4.	Global Wealth and Asset Management

5.	Corporate and Other

C.	RISK MANAGEMENT AND RISK FACTORS UPDATE

1.	Variable annuity and segregated fund guarantees

2.	Caution related to sensitivities

3.	Publicly traded equity performance risk sensitivities and exposure measures

4.	Interest rate and spread risk sensitivities and exposure measures

5.	Alternative long-duration asset performance risk sensitivities and exposure measures

6.	Risk management and risk factors update

D.	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES

1.	Critical actuarial and accounting policies

2.	Sensitivity to changes in assumptions

3.	Accounting and reporting changes

E.	OTHER

1.	Outstanding common shares – selected information

2.	Legal and regulatory proceedings

3.	Non-GAAP and other financial measures

4.	Caution regarding forward-looking statements

5.	Quarterly financial information

6.	Revenue

7.	Other

Manulife Financial Corporation – First Quarter 2024	6

A	TOTAL COMPANY PERFORMANCE

A1	Profitability

	Quarterly Results

($ millions, unless otherwise stated)	1Q24	4Q23	1Q23

Net income (loss) attributed to shareholders	$866	$1,659	$1,406
Core earnings(1)	$1,754	$1,773	$1,531
Diluted earnings (loss) per common share ($)	$0.45	$0.86	$0.73
Diluted core earnings per common share (“Core EPS”) ($)(2)	$0.94	$0.92	$0.79
ROE	8.0%	15.3%	13.6%
Core return on shareholders’ equity (“Core ROE”)(2)	16.7%	16.4%	14.8%
Expense efficiency ratio(2)	45.1%	45.5%	47.1%
General expenses	$1,102	$1,180	$1,086
Core expenses(1)	$1,673	$1,725	$1,605

(1)  This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

(2)  This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Manulife’s net income attributed to shareholders was $866 million in the first quarter of 2024 (“1Q24”) compared with $1,406 million in the first quarter of 2023 (“1Q23”). Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,754 million in 1Q24 compared with $1,531 million in 1Q23, and items excluded from core earnings, which amounted to a net charge of $888 million in 1Q24 compared with a net charge of $125 million in 1Q23. The effective tax rate on net income (loss) attributed to shareholders was 22% in 1Q24 compared with 17% in 1Q23.

Net income attributed to shareholders in 1Q24 decreased $540 million compared with 1Q23, reflecting a net loss of $767 million from the reinsurance transaction with Global Atlantic (“GA Reinsurance Transaction”), primarily related to market experience from the sale of fair value through OCI (“FVOCI”) debt instruments (there is an offsetting change in Other Comprehensive Income attributed to shareholders resulting in a neutral impact to book value), partially offset by core earnings growth. The net charge from 1Q24 market experience was also driven by lower-than-expected returns on alternative long duration assets (“ALDA”) largely related to real estate, partially offset by higher-than-expected returns on public equity.

Core earnings increased $223 million or 16% on a constant exchange rate basis1 compared with 1Q23. The increase in core earnings compared with 1Q23 was driven by strong business growth across all insurance businesses, the impact of updates to actuarial methods and assumptions in the second half of 2023 and higher fee income in Global Wealth and Asset Management (“Global WAM”) from higher average assets under management and administration2 (“average AUMA”) and positive net flows2. The provision for expected credit loss (“ECL”) was a modest net release in 1Q24 compared with a net charge in 1Q23, reflecting a benign credit experience. This was partially offset by modestly more adverse insurance experience, and higher workforce-related costs primarily reflecting strong TSR3 performance relative to peers and business performance. The net impact of the GA Reinsurance Transaction on core earnings was an $18 million charge in 1Q24 reflecting foregone earnings, primarily expected earnings on insurance contracts and expected investment earnings, partially offset by a release of ECL provisions on assets sold and higher expected investment earnings due to the timing of asset realignment.

[1]  Percentage growth / declines in core earnings, pre-tax core earnings, total expenses, core expenses, general expenses, contractual service margin (“CSM”) net of non-controlling interests (“NCI”), new business contractual service margin (“new business CSM”), assets under management and administration (“AUMA”), assets under management (“AUM”), core earnings before income taxes, depreciation and amortization (“core EBITDA”), and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

[2]  For more information on this metric, see “Non-GAAP and other financial measures” below.

[3]  Total Shareholder Return.

Manulife Financial Corporation – First Quarter 2024	7

Core earnings by segment is presented in the table below.

Core earnings by segment	Quarterly Results

($ millions, unaudited)	1Q24	4Q23	1Q23

Asia	$657	$564	$489
Canada	364	352	353
U.S.	452	474	385
Global Wealth and Asset Management	357	353	287
Corporate and Other	(76)	30	17
Total core earnings	$1,754	$1,773	$1,531

The table below presents net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results

($ millions, unaudited)	1Q24	4Q23	1Q23

Core earnings	$1,754	$1,773	$1,531
Items excluded from core earnings:
Market experience gains (losses)(1)	(779)	(133)	(65)
Realized gains (losses) on debt instruments	(670)	(51)	(31)
Derivatives and hedge accounting ineffectiveness	(42)	34	93
Actual less expected long-term returns on public equity	216	182	108
Actual less expected long-term returns on ALDA	(255)	(381)	(364)
Other investment results	(28)	83	129
Changes in actuarial methods and assumptions that flow directly through income	–	119	–
Restructuring charge	–	(36)	–
Reinsurance transactions, tax-related items and other(2)	(109)	(64)	(60)
Total items excluded from core earnings	(888)	(114)	(125)
Net income (loss) attributed to shareholders	$866	$1,659	$1,406
(1)

Market experience was a net charge of $779 million in 1Q24, primarily driven by net realized losses from debt instruments of which $568 million was related to the transfer of assets with respect to the GA Reinsurance Transaction, which are classified as fair value through other comprehensive income (“FVOCI”), lower-than-expected returns on ALDA mainly related to real estate, a charge from derivatives and hedge accounting ineffectiveness and a charge from unfavourable foreign exchange impacts. These were partially offset by a gain from higher-than-expected returns on public equity. Market experience was a net charge of $65 million in 1Q23 primarily driven by lower-than-expected returns on ALDA related to real estate and private equity, and net realized losses from the sale of debt instruments which are classified as FVOCI. These were partially offset by higher-than-expected returns on public equity, favourable foreign exchange impacts and a modest net gain from derivatives and hedge accounting ineffectiveness.

(2)

The 1Q24 net charge of $109 million mainly included a charge of $70 million resulting from the GA Reinsurance Transaction in the U.S and Japan, and a charge of $48 million related to U.S. withholding taxes on anticipated remittances associated with the reinsurance transaction discussed above. The 1Q23 net charge of $60 million mainly included a charge of $33 million related to legal settlements in U.S. and a charge of $28 million related to a jurisdictional adjustment to a deferred tax asset in Corporate and Other.

Net income attributed to shareholders by segment is presented in the following table.

Net income attributed to shareholders by segment	Quarterly Results

($ millions, unaudited)	1Q24	4Q23	1Q23

Asia	$363	$615	$519
Canada	273	365	309
U.S.	(108)	198	186
Global Wealth and Asset Management	365	365	297
Corporate and Other	(27)	116	95

Total net income attributed to shareholders	$866	$1,659	$1,406

Manulife Financial Corporation – First Quarter 2024	8

Expense efficiency ratio

The expense efficiency ratio is a financial measure which we use to measure progress on our strategic priority of expense efficiency and reflects expenses that flow directly through core earnings (“core expenses”). Core expenses include core general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”). Core expenses exclude certain expenses directly attributable to acquiring new business that are capitalized into the CSM instead of flowing directly through core earnings.

The expense efficiency ratio was 45.1% in 1Q24, compared with 47.1% in 1Q23. The 2.0 percentage point improvement in the ratio compared with 1Q23 reflects a 15% increase in pre-tax core earnings1, and a 5% increase in core expenses. The increase in core expenses was driven by higher workforce-related costs, including long-term incentive compensation, reflecting strong TSR performance relative to peers, and performance related costs reflecting strong business performance.

Total 1Q24 general expenses increased 2% both on an actual exchange rate basis and on a constant exchange rate basis compared with 1Q23, driven by the items noted above related to the increase in core expenses and items outside of core earnings. General expenses excluded from core earnings were not material in 1Q24, and in 1Q23, consisted primarily of a true-up of an existing legal provision in 1Q23.

A2	Business performance

	Quarterly Results

($ millions, unless otherwise stated) (unaudited)	1Q24	4Q23	1Q23

Asia APE sales	$1,281	$995	$1,173
Canada APE sales	450	363	293
U.S. APE sales	152	192	134
Total APE sales(1)	1,883	1,550	1,600
Asia new business value	463	417	372
Canada new business value	157	139	92
U.S. new business value	49	74	45
Total new business value(1)	669	630	509
Asia new business CSM(2)	491	414	301
Canada new business CSM	70	70	46
U.S. new business CSM	97	142	95
Total new business CSM(2)	658	626	442
Asia CSM net of NCI	13,208	12,617	9,678
Canada CSM	4,205	4,060	3,659
U.S. CSM	3,649	3,738	4,080
Corporate and Other CSM	27	25	50
Total CSM net of NCI	21,089	20,440	17,467
Post-tax CSM net of NCI(3)	18,547	17,748	14,850
Global WAM gross flows ($ billions)(1)	45.4	35.1	38.8
Global WAM net flows ($ billions)(1)	6.7	(1.3)	4.4
Global WAM assets under management and administration ($ billions)(3)	911.4	849.2	814.5
Global WAM total invested assets ($ billions)	8.1	7.1	5.6
Global WAM segregated funds net assets ($ billions)	266.2	248.1	235.6
Total assets under management and administration ($ billions)(3),(4)	1,450.0	1,388.8	1,349.9
Total invested assets ($ billions)(4)	410.7	417.2	412.5
Segregated funds net assets ($ billions)(4)	402.1	377.5	364.0

(1)  For more information on this metric, see “Non-GAAP and other financial measures” below.

(2)  New business CSM is net of NCI.

(3)  This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

(4)  See section A4 below for more information.

[1]	This is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Manulife Financial Corporation – First Quarter 2024	9

Annualized premium equivalent (“APE”) sales were $1.9 billion in 1Q24, an increase of 21%1 compared with 1Q23, new business value (“NBV”) was $669 million in 1Q24, an increase of 34%1 compared with 1Q23 and new business CSM was $658 million, an increase of 52% compared with 1Q23. New business results by segment were as follows:

•

In Asia, APE sales increased 13% compared with 1Q23, driven by growth in Asia Other[2] and Japan, partially offset by lower sales in Hong Kong. Business mix and the impact of updates to actuarial methods and assumptions in the second half of 2023 further contributed to a 68% increase in new business CSM compared with 1Q23. NBV also increased 28% compared with 1Q23.

•

Canada generated 54% growth in APE sales compared with 1Q23, driven by higher sales volumes in all business units, led by large-case Group Insurance sales. Combined with margin expansion in our insurance businesses, NBV and new business CSM increased 71% and 52%, respectively compared with 1Q23.

•

In the U.S., APE sales increased 14% compared with 1Q23, reflecting an increase in demand from affluent customers for accumulation insurance products. Combined with product mix, this led to a 3% and 9% increase in new business CSM and NBV, respectively, compared with 1Q23.

The contractual service margin (“CSM”) net of NCI was $21,089 million as at March 31, 2024, an increase of $649 million compared with December 31, 2023. Organic CSM movement was an increase of $314 million in 1Q24, primarily driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Insurance experience improved compared with both the fourth quarter of 2023 and 1Q23. Inorganic CSM movement was an increase of $335 million in 1Q24, primarily driven by the favourable impacts of equity market performance and changes in foreign currency exchange rates, partially offset by the impact of the GA Reinsurance Transaction.

Global WAM reported net inflows were $6.7 billion in 1Q24 compared with net inflows of $4.4 billion in 1Q23:

•	Retirement net inflows of $3.2 billion in 1Q24 increased from net inflows of $1.2 billion in 1Q23, reflecting higher new retirement plan sales across our three geographies.

•

Retail net inflows of $1.7 billion in 1Q24 increased from net inflows of $0.8 billion in 1Q23, driven by increased demand for investment products amid equity market recovery and improved investor sentiment.

•

Institutional Asset Management net inflows of $1.8 billion in 1Q24 decreased compared with net inflows of $2.5 billion in 1Q23, as higher fixed income mandates sales and lower money market redemptions were more than offset by higher redemptions in fixed income and equity mandates.

A3	Financial strength

	Quarterly Results

(unaudited)	1Q24	4Q23	1Q23

MLI’s LICAT ratio(1)	138%	137%	138%
Financial leverage ratio(2)	24.3%	24.3%	26.0%
Consolidated capital ($ billions)(3)	$76.4	$73.9	$71.6
Book value per common share ($)	$23.09	$22.36	$22.01
Adjusted book value per common share ($)(2)	$33.39	$32.19	$30.04

(1)  This item is disclosed under OSFI’s Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

(2)  This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

(3)  This item is a capital management measure. For more information on this metric, see “Non-GAAP and other financial measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2024 was 138% compared with 137% as at December 31, 2023. The 1 percentage point increase was driven by a capital issuance, partially offset by market movements and common share buybacks.

[1] Percentage growth / declines in APE sales and NBV are stated on a constant exchange rate basis. [2] Asia Other excludes Hong Kong and Japan.

Manulife Financial Corporation – First Quarter 2024	10

MFC’s LICAT ratio was 126% as at March 31, 2024 compared with 124% as at December 31, 2023, with the increase driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios as at March 31, 2024 was largely due to the $6.2 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed, qualifies as regulatory capital for MLI.

MFC’s financial leverage ratio as at March 31, 2024 was 24.3%, in line with the ratio as at December 31, 2023. The impact of the net issuance of capital instruments1 was offset by an increase in total equity and higher post-tax CSM.2 The increase in total equity was mainly from 1Q24 total comprehensive income, partially offset by dividends.

MFC’s consolidated capital was $76.4 billion as at March 31, 2024, an increase of $2.5 billion compared with $73.9 billion as at December 31, 2023. The increase was primarily driven by an increase in total equity, higher post-tax CSM, and net issuance of capital instruments.1 The increase in total equity was from 1Q24 total comprehensive income, partially offset by dividends and common share buybacks.

Cash and cash equivalents and marketable securities3 was $242.1 billion as at March 31, 2024 compared with $250.7 billion as at December 31, 2023. The decrease was primarily driven by the lower market value of debt instruments due to higher interest rates.

Book value per common share as at March 31, 2024 was $23.09, a 3% increase compared with $22.36 as at December 31, 2023. The number of common shares outstanding was 1,801 million as at March 31, 2024, a net decrease of 5 million shares from 1,806 million as at December 31, 2023, primarily driven by common share buybacks.

Adjusted book value per common share as at March 31, 2024 was $33.39, a 4% increase compared with $32.19 as at December 31, 2023 driven by an increase in the adjusted book value4 and a lower number of common shares outstanding. Adjusted book value increased $2.0 billion due to growth in total common shareholders’ equity and an increase in post-tax CSM, net of NCI. The increase in common shareholders’ equity reflects the impact of growth in total comprehensive income, partially offset by dividends and common share buybacks.

A4	Assets under management and administration (“AUMA”)

AUMA as at March 31, 2024 was $1.4 trillion, an increase of 3% compared with December 31, 2023, primarily due to the favourable impact of interest rates and equity markets and net inflows. Total invested assets decreased 2% on an actual exchange rate basis, primarily due to the transfer of invested assets related to the GA Reinsurance Transaction. Segregated funds net assets increased 7% on an actual exchange rate basis, primarily due to the impact of equity markets.

A5	Impact of foreign currency exchange rates

Changes in foreign currency exchange rates from 1Q23 to 1Q24 reduced core earnings by $27 million in 1Q24, primarily due to a stronger Canadian dollar relative to the Japanese Yen. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.

[1]  The net issuance of subordinated debt consists of the issuance of $1.1 billion of subordinated debt and the redemption of $0.6 billion of JHUSA Surplus Notes in the first quarter of 2024.

[2]  This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

[3]  Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares.

[4]  This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Manulife Financial Corporation – First Quarter 2024	11

A6	Business highlights

We are delivering against our strategy to optimize our portfolio

In the first quarter, we closed a milestone reinsurance transaction with Global Atlantic on four in-force blocks of legacy/low ROE business, including the largest LTC reinsurance deal in history. We have commenced a share buyback program to return capital released from this transaction to our shareholders.

In Canada, we entered into the largest universal life reinsurance agreement of its kind. The transaction, which closed on April 2, 2024, transferred $5.6 billion of insurance contract net liabilities to RGA Canada1. The expected capital release of $0.8 billion represents an attractive 16.2 times earnings multiple and will be returned to shareholders through an ordinary share repurchase program.2

In Asia, we continued to roll out our top-tier recognition and activation program, Manulife Pro, across the region with the recent expansion to Indonesia and Japan. The program provides selected agents with differentiated resources and tools, including dedicated underwriting support and enhanced customer engagement services with access to customer leads.

In Global WAM, we announced the closing of a $1.0 billion institutional fund - Manulife Capital Partners VII. The fund will invest in U.S. middle market companies across multiple industries, focusing on growth and high-yield opportunities.

In addition, we partnered with the Indonesia Investment Authority sovereign wealth fund to raise and manage funds for investment. The partnership involves co-investments between the sovereign wealth fund, Manulife, and third-party investors in Indonesian infrastructure, real estate, and the natural capital sectors, which include timberland and agriculture assets.

We are enhancing our digital leadership, delivering better customer experience and superior distribution capabilities

In Asia, we completed the roll-out of M-Pro, a first-in-market digital pre-issuance verification tool, to all distribution channels in Vietnam. M-Pro has further improved customer experience and we have received outstanding feedback on the ease of navigating policy issuance details, ability to review crucial policy information and transparency of the consultation process.

In the U.S., we accelerated our distribution team’s ability to act on sales opportunities and improved their efficiency in assisting agents by implementing JHINI – our new, AI-powered, sales enablement tool.

In addition, we streamlined our underwriting process and improved our John Hancock customers’ experience by expanding our usage of electronic health records and leveraging other types of underwriting evidence, which have allowed us to eliminate certain medical test requirements for all ages and face amounts.

In Global WAM, we completed the implementation of a new advisor retail wealth platform in Canada as part of our digital transformation strategy representing more than $54 billion in AUMA by leveraging an industry leading technology platform. The platform delivers an enhanced advisor and client experience and enables advisors to streamline their processes.

We are helping our customers live longer, healthier, and better lives

In Canada, we entered into a multi-year loyalty rewards partnership agreement with Aeroplan. Beginning in early summer 2024, eligible Manulife group benefits members will be able to earn rewards points using our group benefits digital platforms by engaging in behaviours and activities that encourage health and well-being.

In the U.S., we drove a 43% improvement compared with 1Q23 in the number of visits to the Vitality page of JohnHancock.com supported by the launch of Your Year in Wellness – our first social-sharing campaign to raise awareness about the value of John Hancock Vitality.

[1]  RGA Life Reinsurance Company of Canada. Insurance contract net liabilities as of March 31, 2024.

[2]  See “Caution regarding forward-looking statements” below. Expected capital release and earnings multiple estimates were as of December 31, 2023.

Manulife Financial Corporation – First Quarter 2024	12

A7	Embedded value

Embedded value was $61.0 billion or $33.78 per common share, as of December 31, 2023, compared with $59.4 billion or $31.87 per common share as of January 1, 2023.1 More information about embedded value can be found in our 2023 Embedded Value report, which is available on our website.

A8	Normal course issuer bid update

On February 20, 2024, we received approval from the Toronto Stock Exchange (“TSX”) to launch a normal course issuer bid (“NCIB”) that permits the purchase for cancellation of up to 50 million common shares, representing approximately 2.8% of issued and outstanding common shares. Purchases under the NCIB commenced on February 23, 2024 and may continue until February 22, 2025, when the NCIB expires, or such earlier date as we complete our purchases. During the three months ended March 31, 2024, we purchased for cancellation 6.2 million shares for $203 million.

On May 7, 2024, we announced that the TSX approved an amendment to the existing NCIB to increase the number of common shares that we may repurchase for cancellation from up to 50 million common shares (approximately 2.8% of shares outstanding) to up to 90 million common shares (approximately 5% of shares outstanding as at February 12, 2024).

B	PERFORMANCE BY SEGMENT

B1	Asia

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars		1Q24		4Q23		1Q23
Profitability:
Net income attributed to shareholders		$363		$615		$519
Core earnings(1)		657		564		489
Business performance:
Annualized premium equivalent sales		1,281		995		1,173
New business value		463		417		372
New business contractual service margin		491		414		301
Contractual service margin		13,208		12,617		9,678
Assets under management ($ billions)(2)		170.9		169.3		162.2
Total invested assets ($ billions)		144.7		144.4		138.0
Segregated funds net assets ($ billions)		26.2		24.9		24.2
U.S. dollars
Profitability:
Net income attributed to shareholders	US$	270	US$	452	US$	384
Core earnings(1)		488		414		361
Business performance:
Annualized premium equivalent sales		950		731		868
New business value		343		306		275
New business contractual service margin		364		303		222
Contractual service margin		9,748		9,570		7,156
Assets under management ($ billions)(2)		126.2		128.4		119.9
Total invested assets ($ billions)		106.9		109.5		102.0
Segregated funds net assets ($ billions)		19.3		18.9		17.9

(1)  See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.

(2)  This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

[1]	January 1, 2023 and December 31, 2023 embedded value results reflect updates to the calculation methodology. See “Non-GAAP and other financial measures” below for more information.

Manulife Financial Corporation – First Quarter 2024	13

Asia’s net income attributed to shareholders was $363 million in 1Q24 compared with $519 million in 1Q23. Net income attributed to shareholders is comprised of core earnings, which were $657 million in 1Q24 compared with $489 million in 1Q23, and items excluded from core earnings, which amounted to a net charge of $294 million in 1Q24 compared with a net gain of $30 million in 1Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below and additionally, reflected a net $24 million unfavourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.

Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$270 million in 1Q24 compared with US$384 million in 1Q23. Core earnings were US$488 million in 1Q24 compared with US$361 million in 1Q23, and items excluded from core earnings were a net charge of US$218 million in 1Q24 compared with a net gain of US$23 million in 1Q23.

Core earnings in 1Q24 increased 39% compared with 1Q23, driven by an increase in expected earnings on insurance contracts, favourable claims experience, and higher expected investment income due to business growth and higher investment yields. The increase in expected earnings on insurance contracts was driven primarily by the net impact of updates to actuarial methods and assumptions on our CSM and risk adjustment in the second half of 2023, and business growth. Investment income on allocated capital also increased core earnings by US$19 million compared with 1Q23 (see Corporate and Other segment). In addition, the GA Reinsurance Transaction increased core earnings by US$6 million in 1Q24 driven by a release of ECL provisions on assets sold and higher expected investment earnings due to the timing of asset realignment, partially offset by foregone earnings.

APE sales were US$950 million in 1Q24, an increase of 13% compared with 1Q23, driven by growth in Asia Other and Japan, partially offset by lower sales in Hong Kong. NBV was US$343 million in 1Q24, an increase of 28% compared with 1Q23, driven by higher sales volumes and business mix. New business value margin (“NBV margin”)1 was 44.4% in 1Q24 compared with 37.3% in 1Q23. New business CSM was US$364 million in 1Q24, an increase of 68% compared with 1Q23, due to higher sales volumes, business mix and the impact of updates to actuarial methods and assumptions in the second half of 2023.

•

Hong Kong APE sales were US$190 million in 1Q24, a decrease of 10% compared with 1Q23 reflecting lower mainland Chinese visitor sales through the broker channel, partially offset by higher sales in the bancassurance channel. Hong Kong NBV was US$128 million in 1Q24, an increase of 15% compared with 1Q23 due to product mix, partially offset by lower sales volumes. Hong Kong NBV margin was 67.7% in 1Q24, an increase of 15.5 percentage points compared with 1Q23. Hong Kong new business CSM was US$124 million in 1Q24, an increase of 41%, compared with 1Q23 due to product mix and the impact of updates to actuarial methods and assumptions in the second half of 2023, partially offset by lower sales volumes.

•

Japan APE sales were US$76 million in 1Q24, an increase of 23% compared with 1Q23, reflecting higher sales in other wealth products. Japan NBV was US$39 million in 1Q24, an increase of 54% compared with 1Q23 due to higher sales volumes and product mix. Japan NBV margin was 50.9% in 1Q24, an increase of 10.1 percentage points compared with 1Q23. Japan new business CSM was US$36 million in 1Q24, an increase of 51% compared with 1Q23, due to higher sales volumes, product mix and the impact of updates to actuarial methods and assumptions in the second half of 2023, partially offset by model refinements in the second quarter of 2023.

[1]	For more information on this metric, see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – First Quarter 2024	14

•

Asia Other APE sales were US$684 million in 1Q24, an increase of 20% compared with 1Q23. Higher sales in mainland China, primarily driven by the bancassurance channel, and higher sales in Singapore across all channels were partially offset by lower agency and bancassurance sales in Vietnam. Asia Other NBV was US$176 million in 1Q24, an increase of 33% compared with 1Q23, due to higher sales volumes and product mix. Asia Other NBV margin was 34.8% in 1Q24, an increase of 5.0 percentage points compared with 1Q23. Asia Other new business CSM was US$204 million in 1Q24, an increase of 94% compared with 1Q23, driven by higher sales volumes, product mix and the impact of updates to actuarial methods and assumptions in the second half of 2023.

CSM net of NCI was US$9,748 million as at March 31, 2024, representing an increase of US$178 million compared with December 31, 2023. Organic CSM movement was an increase of US$163 million in 1Q24, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and a net reduction from insurance experience. The inorganic CSM movement was an increase of US$15 million in 1Q24, largely driven by the impact of equity market performance on certain participating contracts, partially offset by strengthening of the U.S. dollar against Asian currencies. There were no material impacts to CSM net of NCI from the GA Reinsurance Transaction.

Assets under management of US$126.2 billion as at March 31, 2024, were in line with December 31, 2023. The increase was due to lower interest rates and positive equity market performance on invested assets and segregated funds net assets, and was offset by the transfer of invested assets related to the GA Reinsurance Transaction.

Business highlights – In 1Q24, we:

•

continued to roll out our top-tier recognition and activation program, Manulife Pro, across the region with the recent expansion to Indonesia and Japan. The program provides selected agents with differentiated resources and tools, including dedicated underwriting support and enhanced customer engagement services with access to customer leads. Manulife Pro has proven successful in Singapore where the 2023 cohort has shown great momentum in enabling our top-tier agents to improve productivity and qualify for the Million Dollar Round Table award; and

•

completed the roll-out of M-Pro, a first-in-market digital pre-issuance verification tool, to all distribution channels in Vietnam. M-Pro has further improved customer experience and we have received outstanding feedback on the ease of navigating policy issuance details, ability to review crucial policy information and transparency of the consultation process.

B2	Canada

	Quarterly Results
($ millions, unless otherwise stated)	1Q24	4Q23	1Q23
Profitability:
Net income attributed to shareholders	$273	$365	$309
Core earnings(1)	364	352	353
Business performance:
Annualized premium equivalent sales	450	363	293
Contractual service margin	4,205	4,060	3,659
Manulife Bank average net lending assets ($ billions)(2)	25.4	25.2	24.8
Assets under management ($ billions)	146.7	147.5	143.9
Total invested assets ($ billions)	109.5	111.5	107.5
Segregated funds net assets ($ billions)	37.2	36.1	36.4
(1)	See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Manulife Financial Corporation – First Quarter 2024	15

Canada’s net income attributed to shareholders was $273 million in 1Q24 compared with $309 million in 1Q23. Net income attributed to shareholders is comprised of core earnings, which were $363 million in 1Q24 compared with $353 million in 1Q23, and items excluded from core earnings, which amounted to a net charge of $91 million in 1Q24 compared with a net charge of $44 million in 1Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.

Core earnings in 1Q24 increased $11 million or 3% compared with 1Q23, reflecting business growth in our insurance businesses, a release in the provision for ECL in 1Q24 compared with charges in 1Q23 and favourable insurance experience in Group Insurance. These amounts were partially offset by lower investment spreads, and more unfavourable insurance experience in Individual Insurance.

APE sales of $450 million in 1Q24 increased by $157 million or 54% compared with 1Q23.

•	Individual insurance APE sales of $109 million in 1Q24 increased $8 million or 8% compared with 1Q23, primarily due to higher participating life insurance sales.

•	Group insurance APE sales of $273 million in 1Q24 increased $140 million or 105% compared with 1Q23, driven by higher sales across all markets, led by large-case sales.

•	Annuities APE sales of $68 million in 1Q24 increased $9 million or 15% compared with 1Q23, primarily due to higher segregated fund and fixed annuity sales.

CSM was $4,205 million as at March 31, 2024, representing an increase of $145 million compared with December 31, 2023. Organic CSM movement was an increase of $26 million in 1Q24, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $119 million in 1Q24, primarily related to favourable equity market experience on certain variable annuity contracts.

Manulife Bank average net lending assets for the quarter were $25.4 billion as at March 31, 2024, up $0.2 billion or 1% compared with December 31, 2023, driven by improved retention and business growth.

Assets under management were $146.7 billion as at March 31, 2024, in line with December 31, 2023, due to lower total invested assets, reflecting the impact of higher interest rates, partially offset by higher segregated fund net assets, primarily related to equity market performance.

Business highlights – In 1Q24, we:

•

continued our transformation journey by entering into the largest universal life reinsurance transaction in Canada. The transaction, which successfully closed on April 2, 2024, transferred $5.6 billion of insurance contract net liabilities to RGA Canada[1]. The expected capital release of $0.8 billion represents an attractive 16.2 times earnings multiple and will be returned to shareholders through an ordinary share repurchase program[2];

•

entered into a multi-year loyalty rewards partnership agreement with Aeroplan. Beginning in early summer 2024, eligible Manulife group benefits members will be able to earn rewards points using our group benefits digital platforms by engaging in behaviours and activities that encourage health and well-being; and

•

continued our commitment to empowering sustainable health and well-being with charitable donations to the Centre for Addiction and Mental Health, supporting women’s mental health and well-being, and to the St. Mary’s General Hospital PREVENT Clinic, focused on preventing cardiac events.

[1]  RGA Life Reinsurance Company of Canada. Insurance contract net liabilities as of March 31, 2024.

[2]  See “Caution regarding forward-looking statements” below. Expected capital release and earnings multiple estimates were as of December 31, 2023.

Manulife Financial Corporation – First Quarter 2024	16

B3	U.S.

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars		1Q24		4Q23		1Q23
Profitability:
Net income (loss) attributed to shareholders	$	(108)		$198		$186
Core earnings(1)		452		474		385
Business performance:
Annualized premium equivalent sales		152		192		134
Contractual service margin		3,649		3,738		4,080
Assets under management ($ billions)		202.4		202.5		204.4
Total invested assets ($ billions)		129.9		134.0		136.5
Segregated funds invested net assets ($ billions)		72.5		68.5		67.9
U.S. dollars
Profitability:
Net income (loss) attributed to shareholders	US$	(80)	US$	146	US$	138
Core earnings(1)		335		349		285
Business performance:
Annualized premium equivalent sales		113		141		99
Contractual service margin		2,691		2,828		3,016
Assets under management ($ billions)		149.6		153.6		151.0
Total invested assets ($ billions)		96.0		101.6		100.8
Segregated funds invested net assets ($ billions)		53.6		52.0		50.2
(1)	See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.

U.S.’s net loss attributed to shareholders was $108 million in 1Q24 compared with net income attributed to shareholders of $186 million in 1Q23. Net income (loss) attributed to shareholders is comprised of core earnings, which were $452 million in 1Q24 compared with $385 million in 1Q23, and items excluded from core earnings, which amounted to a net charge of $560 million in 1Q24 compared with a net charge of $199 million in 1Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below. The impact on core earnings from the change in the foreign currency rate of the U.S. dollar compared with the Canadian dollar was immaterial.

Expressed in U.S. dollars, the functional currency of the segment, the net loss attributed to shareholders was US$80 million in 1Q24 compared with net income attributed to shareholders of US$138 million in 1Q23. Core earnings were US$335 million in 1Q24 compared with US$285 million in 1Q23 and items excluded from core earnings were a net charge of US$415 million in 1Q24 compared with a net charge of US$147 million in 1Q23.

Core earnings in 1Q24 increased US$50 million or 18% compared with 1Q23 reflecting an increase in the ECL provision in 1Q23 and higher expected investment earnings due to higher yields and business growth. These impacts were partially offset by more unfavourable net insurance experience, primarily due to more unfavourable claims experience in long-term care and lapse experience in life. In addition, the GA Reinsurance Transaction reduced core earnings by US$19 million reflecting foregone earnings, primarily from expected earnings on insurance contracts and expected investment earnings, partially offset by a release of ECL provisions on assets sold.

APE sales of US$113 million in 1Q24 increased 14% compared with 1Q23, reflecting an increase in demand from affluent customers for accumulation insurance products. APE sales of products with the John Hancock Vitality PLUS feature represented 81% of overall U.S. sales in 1Q24 compared with 74% in 1Q23.

Manulife Financial Corporation – First Quarter 2024	17

CSM was US$2,691 million as at March 31, 2024, representing a decrease of US$137 million compared with December 31, 2023. Organic CSM movement was an increase of US$50 million in 1Q24, driven by the impact of new business, interest accretion, and net favourable insurance experience, partially offset by amortization recognized in core earnings. The net favourable insurance experience in organic CSM movement was mainly due to long-term care and annuities claims experience, partially offset by life insurance lapse experience. Inorganic CSM movement was a decrease of US$187 million in 1Q24, mainly due to the impact of the GA Reinsurance Transaction, partially offset by favourable market impacts from equity market experience and higher interest rates primarily on variable annuity contracts.

Assets under management were US$149.6 billion as at March 31, 2024, a decrease of US$4.0 billion or 3% compared with December 31, 2023. The decrease in total invested assets was primarily due to the transfer of invested assets related to the GA Reinsurance Transaction, partially offset by the net impact from interest rate and equity markets. The increase in the segregated funds net assets was primarily due to the net impact from interest rate and equity markets.

Business highlights – In 1Q24, we:

•	accelerated our distribution team’s ability to act on sales opportunities and improved their efficiency in assisting agents by implementing JHINI – our new, AI-powered, sales enablement tool;

•

streamlined our underwriting process and improved our customers’ experience by expanding our usage of electronic health records and leveraging other types of underwriting evidence, which have allowed us to eliminate certain medical test requirements for all ages and face amounts; and

•

drove a 43% improvement compared with 1Q23 in the number of visits to the Vitality page of JohnHancock.com supported by the launch of Your Year in Wellness – our first social-sharing campaign to raise awareness about the value of John Hancock Vitality.

B4	Global Wealth and Asset Management

	Quarterly Results
($ millions, unless otherwise stated)	1Q24	4Q23	1Q23
Profitability:
Net income attributed to shareholders	$365	$365	$297
Core earnings(1)	357	353	287
Core EBITDA(2)	477	474	393
Core EBITDA margin (%)(3)	25.5%	25.7%	22.4%
Business performance:
Sales
Wealth and asset management gross flows	45,444	35,148	38,815
Wealth and asset management net flows	6,723	(1,284)	4,440
Assets under management and administration ($ billions)	911.4	849.2	814.5
Total invested assets ($ billions)	8.1	7.1	5.6
Segregated funds net assets ($ billions)	266.2	248.1	235.6
Global WAM managed AUMA ($ billions)(2)	1,123.0	1,055.0	1,022.5
Average assets under management and administration ($ billions)	879.8	816.7	804.5

(1)  See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.

(2)  This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

(3)  This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Global WAM’s net income attributed to shareholders was $365 million in 1Q24 compared with $297 million in 1Q23. Net income attributed to shareholders is comprised of core earnings, which were $357 million in 1Q24 compared with $287 million in 1Q23, and items excluded from core earnings, which amounted to a net gain of $8 million in 1Q24 compared with a net gain of $10 million in 1Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.

Manulife Financial Corporation – First Quarter 2024	18

Core earnings increased $70 million or 25% compared with 1Q23, driven by an increase in net fee income from higher average AUMA resulting from the favourable impact of markets and net inflows, and disciplined expense management. In addition, investment income on allocated capital increased core earnings by $9 million compared with 1Q23 (see Corporate and Other segment).

Core EBITDA was $477 million in 1Q24, an increase of 22% compared with 1Q23, and core EBITDA margin was 25.5% in 1Q24, an increase of 310 basis points compared with 1Q23, both driven by strong growth and disciplined expense management. See section E3 “Non-GAAP and other financial measures” below, for additional information on core EBITDA and core EBITDA margin.

Net inflows were $6.7 billion in 1Q24 compared with net inflows of $4.4 billion in 1Q23. By business line, the results were:

•	Retirement net inflows of $3.2 billion in 1Q24, increased from net inflows of $1.2 billion in 1Q23, reflecting higher new retirement plan sales across our three geographies.

•

Retail net inflows of $1.7 billion in 1Q24, increased compared with net inflows of $0.8 billion in 1Q23, driven by increased demand for investment products amid equity market recovery and improved investor sentiment.

•

Institutional Asset Management net inflows of $1.8 billion in 1Q24, declined from net inflows of $2.5 billion in 1Q23, as higher fixed income mandate sales and lower money market redemptions were more than offset by higher redemptions in fixed income and equity mandates.

Assets under management and administration of $911.4 billion as at March 31, 2024 increased 6% compared with December 31, 2023. The increase was driven by the favourable impact of equity markets and net inflows. As at March 31, 2024, Global WAM also managed $211.5 billion in assets for the Company’s non-WAM reporting segments. Including those managed assets, Global WAM managed AUMA was $1,123.0 billion compared with $1,055.0 billion as at December 31, 2023.

Segregated funds net assets were $266.2 billion as at March 31, 2024, 7% higher compared with December 31, 2023 on an actual exchange rate basis, driven by favourable impact of equity markets and the strengthening of the U.S. dollar compared with the Canadian dollar.

Business highlights – In 1Q24, we:

•

announced the closing of a $1.0 billion institutional fund - Manulife Capital Partners VII. The fund will invest in U.S. middle market companies across multiple industries, focusing on growth and high-yield opportunities. Manulife Investment Management’s private equity and credit platform now has more than US$25 billion in AUM and unfunded commitments;

•

partnered with the Indonesia Investment Authority sovereign wealth fund to raise and manage funds for investment. The partnership involves co-investments between the sovereign wealth fund, Manulife, and third-party investors into the Indonesian infrastructure, real estate, and the natural capital sectors, which include timberland and agriculture assets; and

•

completed the implementation of a new advisor retail wealth platform in Canada as part of our digital transformation strategy representing more than $54 billion in AUMA by leveraging an industry leading technology platform. The platform delivers an enhanced advisor and client experience and enables advisors to streamline their processes by digitizing administrative tasks to improve their efficiency, freeing up more capacity for meaningful client interactions which will allow them to further grow.

Manulife Financial Corporation – First Quarter 2024	19

B5	Corporate and Other

	Quarterly Results
($ millions, unless otherwise stated)	1Q24	4Q23	1Q23
Net income (loss) attributed to shareholders	$(27)	$116	$95
Core earnings (loss)(1)	(76)	30	17
(1)	See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.

Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.

Corporate and Other reported a net loss attributed to shareholders of $27 million in 1Q24 compared with net income attributed to shareholders of $95 million in 1Q23. Net income (loss) attributed to shareholders is comprised of core earnings, which was a core loss of $76 million in 1Q24 compared with core earnings of $17 million in 1Q23, and the items excluded from core earnings which amounted to a net gain of $49 million in 1Q24 compared with a net gain of $78 million in 1Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.

The $93 million decline in core earnings was primarily related to higher interest on allocated capital to operating segments, primarily Asia and Global WAM, higher core expenses due to higher workforce-related costs, reflecting strong TSR performance relative to peers and business performance and the non-recurrence of 1Q23 gains in our P&C Reinsurance business from updates to provisions for estimated losses.

C	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the 2023 MD&A. Text and tables in this section of the MD&A represent our disclosure on insurance, market, and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures”. Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

C1	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2023 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2024 to 2044.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk sensitivities and exposure measures” below).

Manulife Financial Corporation – First Quarter 2024	20

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	March 31, 2024			December 31, 2023
As at ($ millions)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,718	$2,808	$968	$3,864	$2,735	$1,156
Guaranteed minimum withdrawal benefit	34,563	34,001	3,667	34,833	33,198	4,093
Guaranteed minimum accumulation benefit	18,972	19,021	99	18,996	19,025	116
Gross living benefits(4)	57,253	55,830	4,734	57,693	54,958	5,365
Gross death benefits(5)	9,006	18,798	715	9,133	17,279	975
Total gross of reinsurance	66,259	74,628	5,449	66,826	72,237	6,340
Living benefits reinsured	24,243	24,124	3,052	24,208	23,146	3,395
Death benefits reinsured	3,407	2,698	326	3,400	2,576	482
Total reinsured	27,650	26,822	3,378	27,608	25,722	3,877
Total, net of reinsurance	$38,609	$47,806	$2,071	$39,218	$46,515	$2,463

(1)	Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)	Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)	The amount at risk net of reinsurance at March 31, 2024 was $2,071 million (December 31, 2023 – $2,463 million) of which: US$318 million (December 31, 2023 – US$391 million) was on our U.S. business, $1,371 million (December 31, 2023 – $1,559 million) was on our Canadian business, US$103 million (December 31, 2023 – US$140 million) was on our Japan business and US$97 million (December 31, 2023 – US$155 million) was related to Asia (other than Japan) and our run-off reinsurance business.
(4)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

C2	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.

Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.

Manulife Financial Corporation – First Quarter 2024	21

C3	Publicly traded equity performance risk sensitivities and exposure measures

As outlined in our 2023 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity and segregated fund guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity and segregated fund guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts (see page 62 of our 2023 Annual Report).

Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

The following tables include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, the CSM, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity and segregated fund guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – First Quarter 2024	22

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2024	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,140)	$(1,300)	$(590)	$490	$890	$1,230
General fund equity investments(3)	(1,300)	(870)	(430)	430	870	1,300
Total underlying sensitivity before hedging	(3,440)	(2,170)	(1,020)	920	1,760	2,530
Impact of macro and dynamic hedge assets(4)	750	450	200	(160)	(280)	(380)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,690)	(1,720)	(820)	760	1,480	2,150
Impact of reinsurance	1,370	840	390	(320)	(600)	(850)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,320)	$(880)	$(430)	$440	$880	$1,300

As at December 31, 2023	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,370)	$(1,460)	$(670)	$550	$1,010	$1,390
General fund equity investments(3)	(1,170)	(770)	(390)	380	760	1,140
Total underlying sensitivity before hedging	(3,540)	(2,230)	(1,060)	930	1,770	2,530
Impact of macro and dynamic hedge assets(4)	880	530	240	(190)	(340)	(460)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,660)	(1,700)	(820)	740	1,430	2,070
Impact of reinsurance	1,470	900	420	(350)	(650)	(910)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,190)	$(800)	$(400)	$390	$780	$1,160

(1)	See “Caution related to sensitivities” above.
(2)	For variable annuity contracts measured under the variable fee approach (“VFA”) the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(3)	This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment) and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)	Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Manulife Financial Corporation – First Quarter 2024	23

Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1),(2),(3)

As at March 31, 2024	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,540)	$(2,180)	$(1,010)	$870	$1,630	$2,300
Impact of risk mitigation - hedging(4)	990	590	260	(210)	(370)	(500)
Impact of risk mitigation - reinsurance(4)	1,740	1,060	490	(410)	(760)	(1,070)
VA net of risk mitigation	(810)	(530)	(260)	250	500	730
General fund equity	(1,030)	(670)	(330)	320	640	950
Contractual service margin ($ millions, pre-tax)	$(1,840)	$(1,200)	$(590)	$570	$1,140	$1,680
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(860)	$(580)	$(290)	$260	$530	$790
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,180)	$(1,460)	$(720)	$700	$1,410	$2,090
MLI’s LICAT ratio (change in percentage points)	(3)	(2)	(1)	1	2	2

As at December 31, 2023	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,810)	$(2,370)	$(1,100)	$940	$1,760	$2,470
Impact of risk mitigation - hedging(4)	1,150	700	310	(250)	(450)	(600)
Impact of risk mitigation - reinsurance(4)	1,850	1,140	530	(450)	(830)	(1,150)
VA net of risk mitigation	(810)	(530)	(260)	240	480	720
General fund equity	(940)	(610)	(300)	290	590	870
Contractual service margin ($ millions, pre-tax)	$(1,750)	$(1,140)	$(560)	$530	$1,070	$1,590
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(730)	$(490)	$(240)	$230	$460	$680
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(1,920)	$(1,290)	$(640)	$620	$1,240	$1,840
MLI’s LICAT ratio (change in percentage points)	(3)	(2)	(1)	1	2	2

(1)	See “Caution related to sensitivities” above.
(2)	This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.
(3)	The Office of the Superintendent of Financial Institutions (“OSFI”) rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.
(4)	For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(5)	The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.

C4	Interest rate and spread risk sensitivities and exposure measures

As at March 31, 2024, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.

The table below shows the potential impacts from a 50 basis point parallel move in interest rates on the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

Manulife Financial Corporation – First Quarter 2024	24

The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income (“FVOCI”) and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.

The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements, which could lead to variations in the impact to net income attributed to shareholders.

Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.

The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.

The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 96 of our 2023 Annual Report). More information on ALDA can be found under the section C5 “Alternative long-duration asset performance risk sensitivities and exposure measures”.

The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.

Manulife Financial Corporation – First Quarter 2024	25

Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at March 31, 2024	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$–	$(100)	$–	$(100)	$–	$–
Net income attributed to shareholders	100	(100)	100	(100)	100	(100)
Other comprehensive income attributed to shareholders	–	–	(100)	200	(100)	100
Total comprehensive income attributed to shareholders	100	(100)	–	100	–	–

As at December 31, 2023	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$–	$(100)	$–	$(100)	$–	$–
Net income attributed to shareholders	100	(100)	–	–	100	(100)
Other comprehensive income attributed to shareholders	(300)	300	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	(200)	200	(200)	300	–	–

(1)	See “Caution related to sensitivities” above.
(2)	Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)	Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

Swap spreads remain at low levels, and if they were to rise, this could generate material changes to net income attributed to shareholders.

Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at March 31, 2024	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	–	–	(4)	4	–	–

As at December 31, 2023	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	–	–	(4)	4	–	–

(1)	See “Caution related to sensitivities” above.
(2)	Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)	Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)	LICAT impacts reflect the impact of anticipated scenario switches.
(5)	Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.

LICAT Scenario Switch

When interest rates change past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.

The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s balance sheet.

[1]	LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan, and Other Region.

Manulife Financial Corporation – First Quarter 2024	26

With the current level of interest rates in 1Q24, the probability of a scenario switch that could materially impact our LICAT ratio is low.1 Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.

The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.

C5	Alternative long-duration asset performance risk sensitivities and exposure measures

The following table shows the potential impact on the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, infrastructure, energy[2] and other investments.

The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly traded equity performance risk sensitivities and exposure measures” for more details.

Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	March 31, 2024		December 31, 2023
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(100)	$100	$(100)	$100
Net income attributed to shareholders(2)	(2,400)	2,400	(2,400)	2,400
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,600)	2,600	(2,600)	2,600

(1)	See “Caution related to sensitivities” above.
(2)	Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.

Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

	March 31, 2024		December 31, 2023
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(2)	2	(2)	2
(1)	See “Caution Related to Sensitivities” above.

C6	Risk management and risk factors update[1]

We have outlined our overall approach to risk management in in our 2023 Annual Report. The following are updates to the risk factors for strategic and product risks.

[1]  See “Caution regarding forward-looking statements” below.

[2]  Energy includes oil & gas equity interests related to upstream and midstream assets, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, batteries, magnets, etc.

Manulife Financial Corporation – First Quarter 2024	27

Strategic risk factors

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our insurance and investment contract liabilities. This could have a material adverse effect on our business, results of operations and financial condition.

•

In 2021, 136 of the 140 members of the Organization for Economic Co-Operation and Development / G20 Inclusive Framework agreed on a two-pillar solution to address tax challenges from the digital economy, and to close the gaps in international tax systems. These include a new approach to allocating certain profits of multinational entities amongst countries and a global minimum income tax rate of 15%. On July 12, 2023, the Canadian government reaffirmed its commitment to the two-pillar solution and the target date of December 31, 2023 for implementation of the Pillar 2 global minimum tax. This would first apply to the Company’s 2024 fiscal year if enacted on this timeline. The Company is closely monitoring developments and potential impacts and, in particular, for issues unique to the insurance industry. If enacted, we expect an increase in the effective tax rate of approximately 2 to 3 percentage points, pending further details on timing and specific implementation in both Canada and other affected countries.

•

Canada’s 2024 federal budget proposes to increase the capital gains inclusion rate from 50% to 66.67%, effective June 25, 2024. Most of Manulife’s investments are not treated as capital property, however, and therefore we don’t expect to be materially affected by this tax change. For investments treated as capital properties, the increased effective tax rate on capital gains would result in a modest increase in the deferred tax liabilities on such investments with accrued gains.

Product risk factors

External market conditions determine the availability, terms and cost of reinsurance protection which could impact our financial position and our ability to write new policies.

•

As part of our overall risk and capital management strategy, we purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As the global reinsurance industry continues to review their business models, certain of our reinsurers have attempted to increase rates on our existing reinsurance contracts. The ability of our reinsurers to increase rates depends upon the terms of each reinsurance contract. Typically, a reinsurer’s ability to raise rates is restricted by terms in our reinsurance contracts, which we seek to enforce. Over the past several years we have received rate increase requests from some of our reinsurers. Thus far, dealing with those requests has not had a material adverse effect on our results of operation or financial condition. Consistent with past practice, we dispute requested increases and, if necessary, we can pursue legal action in order to protect our contractual rights. While possible outcomes remain unknown and there can be no assurance that the outcome of any one or more of these disputes would not have a material adverse effect on our results of operation or financial condition for a particular reporting period, we believe that our reserves, inclusive of reinsurance provisions, are appropriate overall.

D	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES

Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2024	28

D1	Critical actuarial and accounting policies

Our material accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2023. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described starting on page 88 of our 2023 Annual Report. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairments, appropriate accounting for derivative financial instruments and hedge accounting, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 96 of our 2023 Annual Report.

D2	Sensitivity to changes in assumptions

The following table presents information on how reasonably possible changes in assumptions made by the Company for certain economic risk variables impact the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders and total comprehensive income attributed to shareholders. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

The analysis is based on a simultaneous change in assumptions across all business units and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one factor changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at March 31, 2024 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(200)	$–	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	–	–	–	–
50 basis point increase in non-fixed income return volatility(2)	(100)	–	–	–

As at December 31, 2023 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(200)	$–	$(300)	$(300)
50 basis point increase in interest rate volatility(2)	–	–	–	–
50 basis point increase in non-fixed income return volatility(2)	(100)	–	–	–

(1)	Note that the impact of these assumptions is not linear.
(2)	Used in the determination of insurance contract liabilities with financial guarantees. This includes universal Life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.

D3	Accounting and reporting changes

For future accounting and reporting changes arising during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2024.

Manulife Financial Corporation – First Quarter 2024	29

E	OTHER

E1	Outstanding common shares – selected information

As at April 30, 2024, MFC had 1,795,716,281 common shares outstanding.

E2	Legal and regulatory proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2024.

E3	Non-GAAP and other financial measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before income taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; core Drivers of Earnings (“DOE”) line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; net income attributed to shareholders excluding the GA Reinsurance Transaction; Common shareholders net income excluding the GA Reinsurance Transaction and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income and new business CSM.

Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); ROE excluding the GA Reinsurance Transaction; diluted EPS excluding the GA Reinsurance Transaction; financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio (“dividend payout ratio”); expense efficiency ratio; core EBITDA margin; effective tax rate on core earnings; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM; basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).

Other specified financial measures include assets under administration (“AUA”); consolidated capital; embedded value (“EV”); new business value (“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA; average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of CSM movement other than the new business CSM.

Manulife Financial Corporation – First Quarter 2024	30

Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S. segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our income statement, core earnings and items excluded from core earnings, and line items in our CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly Financial Information” below for the Canadian to U.S. dollar quarterly rates of exchange.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market related gains or losses, changes in actuarial methods and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.

Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of March 31, 2024.

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items included in core earnings:

1.

Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach (“PAA”).

2.	Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).

3.	Insurance experience gains or losses that flow directly through net income.

4.	Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.

Manulife Financial Corporation – First Quarter 2024	31

5.	Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.

6.	Net provision for ECL on FVOCI and amortized cost debt instruments.

7.	Expected asset returns on surplus investments.

8.	All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted below.

9.	All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted below.

10.	Routine or non-material legal settlements.

11.	All other items not specifically excluded.

12.	Tax on the above items.

13.	All tax related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.

Net income items excluded from core earnings:

1.	Market experience gains (losses) including the items listed below:

•    Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.

•    Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.

•    Realized gains (charges) from the sale of FVOCI debt instruments.

•    Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.

•    Gains (charges) related to certain changes in foreign exchange rates.

2.	Changes in actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income.

•    The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.

•    Changes related to the ultimate spot rate within the discount curves are included in the market experience gains (losses).

3.

The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.

4.	The fair value changes in long-term investment plan (“LTIP”) obligations for Global WAM investment management.

5.	Goodwill impairment charges.

6.	Gains or losses on acquisition and disposition of a business.

7.	Material one-time only adjustments, including highly unusual / extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.

8.	Tax on the above items.

9.	Net income (loss) attributed to participating shareholders and non-controlling interests.

10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – First Quarter 2024	32

Reconciliation of core earnings to net income attributed to shareholders

	1Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$594	$381	$(154)	$426	$5	$1,252
Income tax (expenses) recoveries
Core earnings	(67)	(91)	(103)	(58)	33	(286)
Items excluded from core earnings	(83)	8	149	(3)	(65)	6
Income tax (expenses) recoveries	(150)	(83)	46	(61)	(32)	(280)
Net income (post-tax)	444	298	(108)	365	(27)	972
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	55	–	–	–	–	55
Participating policyholders	26	25	–	–	–	51
Net income (loss) attributed to shareholders (post-tax)	363	273	(108)	365	(27)	866
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(250)	(91)	(534)	6	90	(779)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(44)	–	(26)	2	(41)	(109)
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
Income tax on core earnings (see above)	67	91	103	58	(33)	286
Core earnings (pre-tax)	$724	$455	$555	$415	$(109)	$2,040

Core earnings, CER basis and U.S. dollars

	1Q24
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
CER adjustment(1)	–	–	–	–	–	–
Core earnings, CER basis (post-tax)	$657	$364	$452	$357	$(76)	$1,754
Income tax on core earnings, CER basis(2)	67	91	103	58	(33)	286
Core earnings, CER basis (pre-tax)	$724	$455	$555	$415	$(109)	$2,040
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$488		$335
CER adjustment US $(1)	–		–
Core earnings, CER basis (post-tax), US $	$488		$335
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q24.

Manulife Financial Corporation – First Quarter 2024	33

Reconciliation of core earnings to net income attributed to shareholders

	4Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$847	$498	$244	$424	$110	$2,123
Income tax (expenses) recoveries
Core earnings	(76)	(87)	(113)	(55)	37	(294)
Items excluded from core earnings	(33)	(29)	67	(3)	(30)	(28)
Income tax (expenses) recoveries	(109)	(116)	(46)	(58)	7	(322)
Net income (post-tax)	738	382	198	366	117	1,801
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	37	–	–	1	1	39
Participating policyholders	86	17	–	–	–	103
Net income (loss) attributed to shareholders (post-tax)	615	365	198	365	116	1,659
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	–	9	(279)	51	86	(133)
Changes in actuarial methods and assumptions that flow directly through income	89	4	26	–	–	119
Restructuring charge	–	–	–	(36)	–	(36)
Reinsurance transactions, tax related items and other	(38)	–	(23)	(3)	–	(64)
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
Income tax on core earnings (see above)	76	87	113	55	(37)	294
Core earnings (pre-tax)	$640	$439	$587	$408	$(7)	$2,067

Core earnings, CER basis and U.S. dollars

	4Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
CER adjustment(1)	(7)	–	(4)	(2)	(1)	(14)
Core earnings, CER basis (post-tax)	$557	$352	$470	$351	$29	$1,759
Income tax on core earnings, CER basis(2)	76	87	112	55	(38)	292
Core earnings, CER basis (pre-tax)	$633	$439	$582	$406	$(9)	$2,051
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$414		$349
CER adjustment US $(1)	(1)		–
Core earnings, CER basis (post-tax), US $	$413		$349
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q23.

Manulife Financial Corporation – First Quarter 2024	34

Reconciliation of core earnings to net income attributed to shareholders

	3Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$439	$376	$68	$366	$(75)	$1,174
Income tax (expenses) recoveries
Core earnings	(62)	(109)	(93)	(59)	30	(293)
Items excluded from core earnings	(73)	15	97	11	294	344
Income tax (expenses) recoveries	(135)	(94)	4	(48)	324	51
Net income (post-tax)	304	282	72	318	249	1,225
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	25	–	–	–	–	25
Participating policyholders	195	(8)	–	–	–	187
Net income (loss) attributed to shareholders (post-tax)	84	290	72	318	249	1,013
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(286)	(159)	(476)	(43)	(58)	(1,022)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	–	–	(14)
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	5	4	–	–	297	306
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
Income tax on core earnings (see above)	62	109	93	59	(30)	293
Core earnings (pre-tax)	$584	$517	$535	$420	$(20)	$2,036

Core earnings, CER basis and U.S. dollars

	3Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
CER adjustment(1)	(1)	–	2	1	–	2
Core earnings, CER basis (post-tax)	$521	$408	$444	$362	$10	$1,745
Income tax on core earnings, CER basis(2)	61	109	94	59	(30)	293
Core earnings, CER basis (pre-tax)	$582	$517	$538	$421	$(20)	$2,038
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$390		$329
CER adjustment US $(1)	(4)		–
Core earnings, CER basis (post-tax), US $	$386		$329
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q23.

Manulife Financial Corporation – First Quarter 2024	35

Reconciliation of core earnings to net income attributed to shareholders

	2Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$345	$312	$220	$362	$197	$1,436
Income tax (expenses) recoveries
Core earnings	(73)	(97)	(110)	(45)	18	(307)
Items excluded from core earnings	(18)	33	73	1	(47)	42
Income tax (expenses) recoveries	(91)	(64)	(37)	(44)	(29)	(265)
Net income (post-tax)	254	248	183	318	168	1,171
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	25	–	–	1	–	26
Participating policyholders	99	21	–	–	–	120
Net income (loss) attributed to shareholders (post-tax)	130	227	183	317	168	1,025
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(297)	(147)	(275)	(7)	156	(570)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(46)	–	–	4	–	(42)
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
Income tax on core earnings (see above)	73	97	110	45	(18)	307
Core earnings (pre-tax)	$546	$471	$568	$365	$(6)	$1,944

Core earnings, CER basis and U.S. dollars

	2Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
CER adjustment(1)	(11)	1	2	–	–	(8)
Core earnings, CER basis (post-tax)	$462	$375	$460	$320	$12	$1,629
Income tax on core earnings, CER basis(2)	70	97	110	45	(17)	305
Core earnings, CER basis (pre-tax)	$532	$472	$570	$365	$(5)	$1,934
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$353		$341
CER adjustment US $(1)	(9)		–
Core earnings, CER basis (post-tax), US $	$344		$341
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q23.

Manulife Financial Corporation – First Quarter 2024	36

Reconciliation of core earnings to net income attributed to shareholders

	1Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$613	$423	$219	$345	$119	$1,719
Income tax (expenses) recoveries
Core earnings	(68)	(85)	(86)	(45)	14	(270)
Items excluded from core earnings	(37)	(14)	53	(3)	(38)	(39)
Income tax (expenses) recoveries	(105)	(99)	(33)	(48)	(24)	(309)
Net income (post-tax)	508	324	186	297	95	1,410
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	54	–	–	–	–	54
Participating policyholders	(65)	15	–	–	–	(50)
Net income (loss) attributed to shareholders (post-tax)	519	309	186	297	95	1,406
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	30	(44)	(166)	9	106	(65)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	(33)	1	(28)	(60)
Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
Income tax on core earnings (see above)	68	85	86	45	(14)	270
Core earnings (pre-tax)	$557	$438	$471	$332	$3	$1,801

Core earnings, CER basis and U.S. dollars

	1Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
CER adjustment(1)	(16)	–	(1)	(1)	–	(18)
Core earnings, CER basis (post-tax)	$473	$353	$384	$286	$17	$1,513
Income tax on core earnings, CER basis(2)	66	85	85	45	(14)	267
Core earnings, CER basis (pre-tax)	$539	$438	$469	$331	$3	$1,780
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$361		$285
CER adjustment US $(1)	(10)		–
Core earnings, CER basis (post-tax), US $	$351		$285
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q23.

Manulife Financial Corporation – First Quarter 2024	37

Reconciliation of core earnings to net income attributed to shareholders

	2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$2,244	$1,609	$751	$1,497	$351	$6,452
Income tax (expenses) recoveries
Core earnings	(279)	(378)	(402)	(204)	99	(1,164)
Items excluded from core earnings	(161)	5	290	6	179	319
Income tax (expenses) recoveries	(440)	(373)	(112)	(198)	278	(845)
Net income (post-tax)	1,804	1,236	639	1,299	629	5,607
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	141	–	–	2	1	144
Participating policyholders	315	45	–	–	–	360
Net income (loss) attributed to shareholders (post-tax)	1,348	1,191	639	1,297	628	5,103
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(553)	(341)	(1,196)	10	290	(1,790)
Changes in actuarial methods and assumptions that flow directly through income	(68)	41	132	–	–	105
Restructuring charge	–	–	–	(36)	–	(36)
Reinsurance transactions, tax related items and other	(79)	4	(56)	2	269	140
Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684
Income tax on core earnings (see above)	279	378	402	204	(99)	1,164
Core earnings (pre-tax)	$2,327	$1,865	$2,161	$1,525	$(30)	$7,848

Core earnings, CER basis and U.S. dollars

	2023
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684
CER adjustment(1)	(35)	–	(1)	(2)	–	(38)
Core earnings, CER basis (post-tax)	$2,013	$1,487	$1,758	$1,319	$69	$6,646
Income tax on core earnings, CER basis(2)	273	378	401	204	(99)	1,157
Core earnings, CER basis (pre-tax)	$2,286	$1,865	$2,159	$1,523	$(30)	$7,803
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,518		$1,304
CER adjustment US $(1)	(24)		–
Core earnings, CER basis (post-tax), US $	$1,494		$1,304
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up 2023 core earnings.

Manulife Financial Corporation – First Quarter 2024	38

Segment core earnings by business line or geographic source

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

Asia

	Quarterly Results					Full Year Results

(US $ millions)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Hong Kong	$241	$218	$190	$161	$159	$728
Japan	102	79	87	81	62	309
Asia Other(1)	151	119	119	119	137	494
International High Net Worth						72
Mainland China						49
Singapore						161
Vietnam						133
Other Emerging Markets(2)						79
Regional Office	(6)	(2)	(6)	(8)	3	(13)
Total Asia core earnings	$488	$414	$390	$353	$361	$1,518
(1) Core earnings for Asia Other is reported by country annually, on a full year basis. (2) Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

	Quarterly Results					Full Year Results

(US $ millions), CER basis(1)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Hong Kong	$241	$216	$191	$161	$159	$727
Japan	102	78	84	75	55	292
Asia Other(2)	151	121	117	115	134	487
International High Net Worth						72
Mainland China						48
Singapore						161
Vietnam						130
Other Emerging Markets(3)						76
Regional Office	(6)	(2)	(6)	(8)	3	(13)
Total Asia core earnings, CER basis	$488	$413	$386	$343	$351	$1,493

(1)  Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.

(2)  Core earnings for Asia Other is reported by country annually, on a full year basis.

(3)  Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Canada

	Quarterly Results					Full Year Results

(Canadian $ in millions)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Insurance	$266	$258	$310	$276	$257	$1,101
Annuities	53	48	48	55	53	204
Manulife Bank	45	46	50	43	43	182
Total Canada core earnings	$364	$352	$408	$374	$353	$1,487

Manulife Financial Corporation – First Quarter 2024	39

U.S.

	Quarterly Results					Full Year Results

(US $ in millions)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
U.S. Insurance	$286	$300	$283	$293	$257	$1,133
U.S. Annuities	49	49	46	48	28	171
Total U.S. core earnings	$335	$349	$329	$341	$285	$1,304

Global WAM by business line

	Quarterly Results					Full Year Results

(Canadian $ in millions)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Retirement	$202	$203	$192	$186	$164	$745
Retail	131	127	135	119	121	502
Institutional asset management	24	23	34	15	2	74
Total Global WAM core earnings	$357	$353	$361	$320	$287	$1,321

	Quarterly Results					Full Year Results

(Canadian $ in millions), CER basis(1)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Retirement	$202	$201	$193	$186	$164	$744
Retail	131	127	135	119	120	501
Institutional asset management	24	23	34	15	2	74
Total Global WAM core earnings, CER basis	$357	$351	$362	$320	$286	$1,319
(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.

Global WAM by geographic source

	Quarterly Results					Full Year Results

(Canadian $ in millions)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Asia	$108	$109	$108	$103	$84	$404
Canada	90	100	94	96	88	378
U.S.	159	144	159	121	115	539
Total Global WAM core earnings	$357	$353	$361	$320	$287	$1,321

	Quarterly Results					Full Year Results

(Canadian $ in millions), CER basis(1)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Asia	$108	$108	$108	$103	$83	$402
Canada	90	100	94	96	88	378
U.S.	159	143	160	121	115	539
Total Global WAM core earnings, CER basis	$357	$351	$362	$320	$286	$1,319
(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.

Manulife Financial Corporation – First Quarter 2024	40

Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					Full Year Results
	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Core earnings	$1,754	$1,773	$1,743	$1,637	$1,531	$6,684
Less: Preferred share dividends and other equity distributions	55	99	54	98	52	303
Core earnings available to common shareholders	1,699	1,674	1,689	1,539	1,479	6,381
CER adjustment(1)	–	(14)	2	(8)	(18)	(38)
Core earnings available to common shareholders, CER basis	$1,699	$1,660	$1,691	$1,531	$1,461	$6,343
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.

Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Core earnings available to common shareholders	$1,699	$1,674	$1,689	$1,539	$1,479	$6,381
Annualized core earnings available to common shareholders (post-tax)	$6,833	$6,641	$6,701	$6,173	$5,998	$6,381
Average common shareholders’ equity (see below)	$40,984	$40,563	$39,897	$39,881	$40,465	$40,201
Core ROE (annualized) (%)	16.7%	16.4%	16.8%	15.5%	14.8%	15.9%
Average common shareholders’ equity
Total shareholders’ and other equity	$48,250	$47,039	$47,407	$45,707	$47,375	$47,039
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$41,590	$40,379	$40,747	$39,047	$40,715	$40,379
Average common shareholders’ equity	$40,984	$40,563	$39,897	$39,881	$40,465	$40,201

Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.

Core earnings related to strategic priorities

The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings.

For the three months ended March 31, ($ millions and post-tax, unless otherwise stated)	2024	2023
Core earnings highest potential businesses(1)	$1,180	$912
Core earnings - All other businesses	574	619
Core earnings	1,754	1,531
Items excluded from core earnings	(888)	(125)
Net income (loss) attributed to shareholders	$866	$1,406
Highest potential businesses core earnings contribution	67%	60%
(1)	Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and behavioural insurance products.

The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.

Manulife Financial Corporation – First Quarter 2024	41

Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					Full Year Results

	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Per share dividend	$0.40	$0.37	$0.37	$0.37	$0.37	$1.46
Core EPS	$0.94	$0.92	$0.92	$0.83	$0.79	$3.47
Common share core dividend payout ratio	43%	40%	40%	44%	46%	42%

The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the first quarter of 2024.

Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout this section.

Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

General expenses, CER basis

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q24	4Q23	3Q23	2Q23	1Q23	2023
General expenses	$1,102	$1,180	$1,042	$1,022	$1,086	$4,330
CER adjustment(1)	–	(8)	3	3	(3)	(5)
General expenses, CER basis	$1,102	$1,172	$1,045	$1,025	$1,083	$4,325
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.

Net income attributed to shareholders excluding the GA Reinsurance Transaction

Net income attributed to shareholders excluding the GA Reinsurance Transaction is equal to net income attributed to shareholders less the impact of the GA Reinsurance Transaction. This was a significant transaction for the Company and we believe this measure will aid investors to better understand its impact on our overall results.

For the three months ended March 31, ($ millions and post-tax)	2024
Net income attributed to shareholders per financial statements	$866
Less: Net loss attributed to shareholders from the GA Reinsurance Transaction	(767)
Net income attributed to shareholders excluding the GA Reinsurance Transaction	$1,633

Common shareholders net income excluding the GA Reinsurance Transaction is a financial measure that is used in the calculation of ROE excluding the GA Reinsurance Transaction and diluted EPS excluding the GA Reinsurance Transaction. It is calculated as net income attributed to shareholders excluding the GA Reinsurance transaction less preferred share dividends and other equity distributions. ROE excluding the GA Reinsurance Transaction measures profitability using common shareholders’ net income excluding the GA Reinsurance Transaction as a percentage of the capital deployed to earn the net income attributed to shareholders. The Company calculates ROE excluding the GA Reinsurance Transaction using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

Manulife Financial Corporation – First Quarter 2024	42

For the three months ended March 31, ($ millions, unless otherwise stated)	2024
Net income attributed to shareholders excluding the GA Reinsurance Transaction	$1,633
Less: Preferred share dividends and other equity distributions	55
Common shareholders’ net income excluding the GA Reinsurance transaction	$1,578
Annualized common shareholders’ net income excluding the GA Reinsurance transaction	$6,347
Average Common shareholders’ equity	$40,984
ROE excluding the GA Reinsurance Transaction (annualized)	15.5%

Diluted EPS excluding the GA Reinsurance Transaction is equal to common shareholders’ net income excluding the GA Reinsurance Transaction divided by diluted weighted average common shares outstanding.

Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:

Net Insurance Service Result represents the core earnings associated with providing insurance service to policyholders within the period including:

•

Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the CSM recognized for service provided and expected earnings on short-term PAA insurance business.

•

Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.

•

Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.

•	Other represents pre-tax net income on residual items in the insurance result section.

Net Investment Result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However, within the income statement, the results associated with these businesses would impact the total investment result. This section includes:

•

Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.

•

Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.

•	Expected earnings on surplus reflects the expected investment return on surplus assets.

•	Other represents pre-tax net income on residual items in the investment result section.

Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Manulife Financial Corporation – First Quarter 2024	43

Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Other represents net income associated with items outside of the net insurance service result, net investment result, Global WAM and Manulife Bank. Other includes lines attributed to core earnings such as:

•

Non-directly attributable expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses excludes non-directly attributable investment expenses as they are included in the net investment result.

•	Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.

Net income attributed to shareholders includes the following items excluded from core earnings:

•	Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.

•	Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.

•	Restructuring charges includes a charge taken to reorganize operations.

•

Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantially enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.

All of the above items are discussed in more detail in our definition of items excluded from core earnings.

Manulife Financial Corporation – First Quarter 2024	44

Drivers of Earnings (“DOE”) Reconciliation – 1Q24

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$547	$284	$119	$–	$28	$978
Less: Insurance service result attributed to:
Items excluded from core earnings	11	(3)	2	–	(1)	9
NCI	33	–	–	–	–	33
Participating policyholders	48	24	–	–	–	72
Core net insurance service result	455	263	117	–	29	864
Core net insurance service result, CER adjustment(1)	–	–	–	–	–	–
Core net insurance service result, CER basis	$455	$263	$117	$–	$29	$864

Total investment result reconciliation
Total investment result per financial statements	$54	$453	$(290)	$(230)	$361	$348
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	396	–	(230)	–	166
Add: Consolidation and other adjustments from Other DOE line	–	(1)	–	–	(156)	(157)
Less: Net investment result attributed to:
Items excluded from core earnings	(291)	(100)	(720)	–	106	(1,005)
NCI	40	–	–	–	–	40
Participating policyholders	(3)	7	–	–	–	4
Core net investment result	308	149	430	–	99	986
Core net investment result, CER adjustment(1)	–	–	–	–	–	–
Core net investment result, CER basis	$308	$149	$430	$–	$99	$986

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$65	$–	$426	$–	$491
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	4	–	11	–	15
Core earnings in Manulife Bank and Global WAM	–	61	–	415	–	476
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	–	–	–
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$61	$–	$415	$–	$476

Other reconciliation
Other revenue per financial statements	$55	$75	$39	$1,750	$(111)	$1,808
General expenses per financial statements	(56)	(142)	(21)	(743)	(140)	(1,102)
Commission related to non-insurance contracts	–	(18)	3	(349)	8	(356)
Interest expense per financial statements	(6)	(271)	(4)	(2)	(141)	(424)
Total financial statements values included in Other	(7)	(356)	17	656	(384)	(74)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(331)	–	656	–	325
Consolidation and other adjustments to net investment result DOE line	–	(1)	–	–	(156)	(157)
Less: Other attributed to:
Items excluded from core earnings	39	(3)	9	–	9	54
NCI	–	–	–	–	–	–
Participating policyholders	1	–	–	–	–	1
Add: Par earnings transfer to shareholders	8	3	–	–	–	11
Other core earnings	(39)	(18)	8	–	(237)	(286)
Other core earnings, CER adjustment(1)	–	–	–	–	–	–
Other core earnings, CER basis	$(39)	$(18)	$8	$–	$(237)	$(286)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(150)	$(83)	$46	$(61)	$(32)	$(280)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(53)	11	149	(3)	(65)	39
NCI	(18)	–	–	–	–	(18)
Participating policyholders	(12)	(3)	–	–	–	(15)
Core income tax (expenses) recoveries	(67)	(91)	(103)	(58)	33	(286)
Core income tax (expenses) recoveries, CER adjustment(1)	–	–	–	–	–	–
Core income tax (expenses) recoveries, CER basis	$(67)	$(91)	$(103)	$(58)	$33	$(286)
(1) The impact of updating foreign exchange rates to that which was used in 1Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2024	45

Drivers of Earnings (“DOE”) Reconciliation – 4Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$644	$306	$195	$–	$91	$1,236
Less: Insurance service result attributed to:
Items excluded from core earnings	130	12	21	–	(2)	161
NCI	19	–	–	–	1	20
Participating policyholders	60	39	–	–	–	99
Core net insurance service result	435	255	174	–	92	956
Core net insurance service result, CER adjustment(1)	(4)	–	(1)	–	(2)	(7)
Core net insurance service result, CER basis	$431	$255	$173	$–	$90	$949

Total investment result reconciliation
Total investment result per financial statements	$285	$511	$72	$(139)	$344	$1,073
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	377	–	(139)	–	238
Add: Consolidation and other adjustments from Other DOE line	–	3	–	–	(162)	(159)
Less: Net investment result attributed to:
Items excluded from core earnings	(47)	9	(359)	–	39	(358)
NCI	37	–	–	–	–	37
Participating policyholders	50	(10)	–	–	–	40
Core net investment result	245	138	431	–	143	957
Core net investment result, CER adjustment(1)	(3)	–	(4)	–	–	(7)
Core net investment result, CER basis	$242	$138	$427	$–	$143	$950

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$72	$–	$424	$–	$496
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	8	–	16	–	24
Core earnings in Manulife Bank and Global WAM	–	64	–	408	–	472
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	(2)	–	(2)
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$64	$–	$406	$–	$470

Other reconciliation
Other revenue per financial statements	$(16)	$75	$8	$1,688	$(36)	$1,719
General expenses per financial statements	(59)	(136)	(28)	(793)	(164)	(1,180)
Commission related to non-insurance contracts	(3)	(12)	1	(330)	9	(335)
Interest expense per financial statements	(4)	(246)	(4)	(2)	(134)	(390)
Total financial statements values included in Other	(82)	(319)	(23)	563	(325)	(186)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(305)	–	564	–	259
Consolidation and other adjustments to net investment result DOE line	–	3	–	–	(162)	(159)
Less: Other attributed to:
Items excluded from core earnings	(26)	4	(5)	(2)	79	50
NCI	(2)	–	–	1	–	(1)
Participating policyholders	(4)	(1)	–	–	–	(5)
Add: Par earnings transfer to shareholders	10	2	–	–	–	12
Other core earnings	(40)	(18)	(18)	–	(242)	(318)
Other core earnings, CER adjustment(1)	–	–	–	–	–	–
Other core earnings, CER basis	$(40)	$(18)	$(18)	$–	$(242)	$(318)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(109)	$(116)	$(46)	$(58)	$7	$(322)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(6)	(20)	67	(3)	(30)	8
NCI	(17)	–	–	–	–	(17)
Participating policyholders	(10)	(9)	–	–	–	(19)
Core income tax (expenses) recoveries	(76)	(87)	(113)	(55)	37	(294)
Core income tax (expenses) recoveries, CER adjustment(1)	–	–	1	–	1	2
Core income tax (expenses) recoveries, CER basis	$(76)	$(87)	$(112)	$(55)	$38	$(292)
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2024	46

Drivers of Earnings (“DOE”) Reconciliation – 3Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$467	$366	$108	$–	$64	$1,005
Less: Insurance service result attributed to:
Items excluded from core earnings	(112)	11	(51)	–	(1)	(153)
NCI	15	–	–	–	–	15
Participating policyholders	177	21	–	–	–	198
Core net insurance service result	387	334	159	–	65	945
Core net insurance service result, CER adjustment(1)	–	–	–	–	–	–
Core net insurance service result, CER basis	$387	$334	$159	$–	$65	$945

Total investment result reconciliation
Total investment result per financial statements	$4	$389	$(45)	$(303)	$273	$318
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	380	–	(303)	–	77
Add: Consolidation and other adjustments from Other DOE line	–	(23)	–	–	(131)	(154)
Less: Net investment result attributed to:
Items excluded from core earnings	(274)	(130)	(418)	–	(5)	(827)
NCI	17	–	–	–	–	17
Participating policyholders	28	(21)	–	–	–	7
Core net investment result	233	137	373	–	147	890
Core net investment result, CER adjustment(1)	(2)	–	2	–	–	–
Core net investment result, CER basis	$231	$137	$375	$–	$147	$890

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$55	$–	$365	$–	$420
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(11)	–	(55)	–	(66)
Core earnings in Manulife Bank and Global WAM	–	66	–	420	–	486
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	1	–	1
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$66	$–	$421	$–	$487

Other reconciliation
Other revenue per financial statements	$26	$53	$31	$1,709	$(174)	$1,645
General expenses per financial statements	(52)	(128)	(29)	(703)	(129)	(1,041)
Commission related to non-insurance contracts	(3)	(14)	6	(334)	9	(336)
Interest expense per financial statements	(3)	(290)	(3)	(1)	(119)	(416)
Total financial statements values included in Other	(32)	(379)	5	671	(413)	(148)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(325)	–	670	–	345
Consolidation and other adjustments to net investment result DOE line	–	(23)	–	–	(132)	(155)
Less: Other attributed to:
Items excluded from core earnings	5	(4)	2	–	(49)	(46)
NCI	2	–	–	1	–	3
Participating policyholders	3	(5)	–	–	–	(2)
Add: Par earnings transfer to shareholders	6	2	–	–	–	8
Other core earnings	(36)	(20)	3	–	(232)	(285)
Other core earnings, CER adjustment(1)	–	–	1	–	–	1
Other core earnings, CER basis	$(36)	$(20)	$4	$–	$(232)	$(284)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(135)	$(94)	$4	$(48)	$324	$51
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(58)	16	97	12	294	361
NCI	(9)	–	–	(1)	–	(10)
Participating policyholders	(6)	(1)	–	–	–	(7)
Core income tax (expenses) recoveries	(62)	(109)	(93)	(59)	30	(293)
Core income tax (expenses) recoveries, CER adjustment(1)	1	–	(1)	–	–	–
Core income tax (expenses) recoveries, CER basis	$(61)	$(109)	$(94)	$(59)	$30	$(293)
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2024	47

Drivers of Earnings (“DOE”) Reconciliation – 2Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$460	$262	$131	$–	$34	$887
Less: Insurance service result attributed to:
Items excluded from core earnings	(44)	(4)	(26)	–	1	(73)
NCI	13	–	–	–	–	13
Participating policyholders	122	21	–	–	–	143
Core net insurance service result	369	245	157	–	33	804
Core net insurance service result, CER adjustment(1)	(7)	(1)	2	–	1	(5)
Core net insurance service result, CER basis	$362	$244	$159	$–	$34	$799

Total investment result reconciliation
Total investment result per financial statements	$(96)	$354	$105	$(244)	$478	$597
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	342	–	(244)	–	98
Add: Consolidation and other adjustments from Other DOE line	–	–	–	–	(127)	(127)
Less: Net investment result attributed to:
Items excluded from core earnings	(318)	(184)	(319)	–	183	(638)
NCI	14	–	–	–	–	14
Participating policyholders	(7)	14	–	–	–	7
Core net investment result	215	182	424	–	168	989
Core net investment result, CER adjustment(1)	(8)	1	1	–	–	(6)
Core net investment result, CER basis	$207	$183	$425	$–	$168	$983

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$59	$–	$362	$–	$421
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	–	–	(3)	–	(3)
Core earnings in Manulife Bank and Global WAM	–	59	–	365	–	424
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	–	–	–
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$59	$–	$365	$–	$424

Other reconciliation
Other revenue per financial statements	$47	$72	$16	$1,647	$(91)	$1,691
General expenses per financial statements	(61)	(127)	(25)	(709)	(101)	(1,023)
Commission related to non-insurance contracts	(2)	(13)	(3)	(329)	11	(336)
Interest expense per financial statements	(3)	(236)	(4)	(5)	(133)	(381)
Total financial statements values included in Other	(19)	(304)	(16)	604	(314)	(49)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(283)	–	604	–	321
Consolidation and other adjustments to net investment result DOE line	–	–	–	–	(126)	(126)
Less: Other attributed to:
Items excluded from core earnings	23	(1)	(3)	–	19	38
NCI	4	–	–	–	–	4
Participating policyholders	1	(3)	–	–	–	(2)
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Other core earnings	(38)	(15)	(13)	–	(207)	(273)
Other core earnings, CER adjustment(1)	1	1	(1)	–	–	1
Other core earnings, CER basis	$(37)	$(14)	$(14)	$–	$(207)	$(272)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(91)	$(64)	$(37)	$(44)	$(29)	$(265)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(4)	42	73	1	(47)	65
NCI	(6)	–	–	–	–	(6)
Participating policyholders	(8)	(9)	–	–	–	(17)
Core income tax (expenses) recoveries	(73)	(97)	(110)	(45)	18	(307)
Core income tax (expenses) recoveries, CER adjustment(1)	3	–	–	–	(1)	2
Core income tax (expenses) recoveries, CER basis	$(70)	$(97)	$(110)	$(45)	$17	$(305)
(1) The impact of updating foreign exchange rates to that which was used in 1Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2024	48

Drivers of Earnings (“DOE”) Reconciliation – 1Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$370	$259	$173	$–	$47	$849
Less: Insurance service result attributed to:
Items excluded from core earnings	26	–	1	–	(1)	26
NCI	40	–	–	–	–	40
Participating policyholders	(51)	26	–	–	–	(25)
Core net insurance service result	355	233	172	–	48	808
Core net insurance service result, CER adjustment(1)	(9)	–	(1)	–	–	(10)
Core net insurance service result, CER basis	$346	$233	$171	$–	$48	$798

Total investment result reconciliation
Total investment result per financial statements	$285	$463	$101	$(260)	$381	$970
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	346	–	(260)	–	86
Add: Consolidation and other adjustments from Other DOE line	–	–	–	–	(137)	(137)
Less: Net investment result attributed to:
Items excluded from core earnings	34	(40)	(200)	–	81	(125)
NCI	24	–	–	–	–	24
Participating policyholders	3	–	–	–	–	3
Core net investment result	224	157	301	–	163	845
Core net investment result, CER adjustment(1)	(11)	–	–	–	–	(11)
Core net investment result, CER basis	$213	$157	$301	$–	$163	$834

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$65	$–	$345	$–	$410
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	5	–	13	–	18
Core earnings in Manulife Bank and Global WAM	–	60	–	332	–	392
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	(1)	–	(1)
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$60	$–	$331	$–	$391

Other reconciliation
Other revenue per financial statements	$10	$72	$24	$1,665	$(80)	$1,691
General expenses per financial statements	(48)	(123)	(74)	(726)	(115)	(1,086)
Commission related to non-insurance contracts	(2)	(16)	(1)	(329)	10	(338)
Interest expense per financial statements	(2)	(232)	(4)	(5)	(124)	(367)
Total financial statements values included in Other	(42)	(299)	(55)	605	(309)	(100)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(281)	–	605	–	324
Consolidation and other adjustments to net investment result DOE line	–	–	–	–	(137)	(137)
Less: Other attributed to:
Items excluded from core earnings	(9)	(1)	(53)	–	36	(27)
NCI	–	–	–	–	–	–
Participating policyholders	(2)	(3)	–	–	–	(5)
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Other core earnings	(22)	(12)	(2)	–	(208)	(244)
Other core earnings, CER adjustment(1)	2	–	(1)	–	–	1
Other core earnings, CER basis	$(20)	$(12)	$(3)	$–	$(208)	$(243)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(105)	$(99)	$(33)	$(48)	$(24)	$(309)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(21)	(8)	53	(3)	(38)	(17)
NCI	(10)	–	–	–	–	(10)
Participating policyholders	(6)	(6)	–	–	–	(12)
Core income tax (expenses) recoveries	(68)	(85)	(86)	(45)	14	(270)
Core income tax (expenses) recoveries, CER adjustment(1)	2	–	1	–	–	3
Core income tax (expenses) recoveries, CER basis	$(66)	$(85)	$(85)	$(45)	$14	$(267)
(1) The impact of updating foreign exchange rates to that which was used in 1Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2024	49

Drivers of Earnings (“DOE”) Reconciliation – 2023

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$1,941	$1,193	$607	$–	$236	$3,977
Less: Insurance service result attributed to:
Items excluded from core earnings	–	19	(55)	–	(3)	(39)
NCI	87	–	–	–	1	88
Participating policyholders	308	107	–	–	–	415
Core net insurance service result	$1,546	$1,067	$662	$–	$238	$3,513
Core net insurance service result, CER adjustment(1)	(20)	–	–	–	(1)	(21)
Core net insurance service result, CER basis	$1,526	$1,067	$662	$–	$237	$3,492

Total investment result reconciliation
Total investment result per financial statements	$478	$1,717	$233	$(946)	$1,476	$2,958
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	1,445	–	(946)	–	499
Add: Consolidation and other adjustments from Other DOE line	–	(20)	–	–	(557)	(577)
Less: Net investment result attributed to:
Items excluded from core earnings	(605)	(345)	(1,296)	–	298	(1,948)
NCI	92	–	–	–	–	92
Participating policyholders	74	(17)	–	–	–	57
Core net investment result	917	614	1,529	–	621	3,681
Core net investment result, CER adjustment(1)	(24)	–	(2)	–	1	(25)
Core net investment result, CER basis	$893	$614	$1,527	$–	$622	$3,656

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	–	251	–	1,496	–	1,747
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	2	–	(29)	–	(27)
Core earnings in Manulife Bank and Global WAM	–	249	–	1,525	–	1,774
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	(2)	–	(2)
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$249	$–	$1,523	$–	$1,772

Other reconciliation
Other revenue per financial statements	$67	$272	$79	$6,709	$(381)	$6,746
General expenses per financial statements	(220)	(514)	(156)	(2,931)	(509)	(4,330)
Commission related to non-insurance contracts	(10)	(55)	3	(1,322)	39	(1,345)
Interest expense per financial statements	(12)	(1,004)	(15)	(13)	(510)	(1,554)
Total financial statements values included in Other	(175)	(1,301)	(89)	2,443	(1,361)	(483)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(1,194)	–	2,443	–	1,249
Consolidation and other adjustments to net investment result DOE line	–	(20)	–	–	(557)	(577)
Less: Other attributed to:
Items excluded from core earnings	(7)	(2)	(59)	(2)	85	15
NCI	4	–	–	2	–	6
Participating policyholders	(2)	(12)	–	–	–	(14)
Add: Par earnings transfer to shareholders	34	8	–	–	–	42
Other core earnings	(136)	(65)	(30)	–	(889)	(1,120)
Other core earnings, CER adjustment(1)	3	–	–	–	–	3
Other core earnings, CER basis	$(133)	$(65)	$(30)	$–	$(889)	$(1,117)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(440)	$(373)	$(112)	$(198)	$278	$(845)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(89)	30	290	7	179	417
NCI	(42)	–	–	(1)	–	(43)
Participating policyholders	(30)	(25)	–	–	–	(55)
Core income tax (expenses) recoveries	(279)	(378)	(402)	(204)	99	(1,164)
Core income tax (expenses) recoveries, CER adjustment(1)	6	–	1	–	–	7
Core income tax (expenses) recoveries, CER basis	$(273)	$(378)	$(401)	$(204)	$99	$(1,157)
(1) The impact of updating foreign exchange rates to that which was used in 1Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – First Quarter 2024	50

The contractual service margin (“CSM”) is a liability that represents future unearned profits on insurance contracts written. It is a component of our insurance and reinsurance contract liabilities on our Statement of Financial Position and includes amounts attributed to common shareholders, participating policyholders and non-controlling interests.

In 2023, we included amounts attributed to common shareholders, participating policyholders and non-controlling interests in our reporting of changes in the CSM. Effective January 1, 2024, we no longer include amounts related to non-controlling interests in this reporting, and prior year amounts have been restated. In addition, the new business CSM reconciliation has been adjusted to remove NCI information.

Changes in the CSM net of NCI are classified as organic and inorganic. CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.

Changes in CSM net of NCI that are classified as organic include the following impacts:

•

Impact of new insurance business (“impact of new business” or “new business CSM”) is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action.

•

Expected movement related to finance income or expenses (“interest accretion”) includes interest accreted on the CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected.

•	CSM recognized for service provided (“CSM amortization”) is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and

•

Insurance experience gains (losses) and other is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.

Changes in CSM net of NCI that are classified as inorganic include:

•	Changes in actuarial methods and assumptions that adjust the CSM;

•	Effect of movement in exchange rates over the reporting period;

•	Impact of markets; and

•

Reinsurance transactions, tax-related and other items that reflects the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantially enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.

Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.

New business CSM growth is the percentage change in the new business CSM compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – First Quarter 2024	51

CSM and post-tax CSM information

($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023
CSM	$22,075	$21,301	$18,149	$18,103	$18,200
Less: CSM for NCI	986	861	780	680	733
CSM, net of NCI	$21,089	$20,440	$17,369	$17,423	$17,467
CER adjustment(1)	(26)	206	(27)	175	(316)
CSM, net of NCI, CER basis	$21,063	$20,646	$17,342	$17,598	$17,151
CSM by segment
Asia	$13,208	$12,617	$10,030	$9,630	$9,678
Asia NCI	986	861	780	680	733
Canada	4,205	4,060	3,662	3,656	3,659
U.S.	3,649	3,738	3,651	4,106	4,080
Corporate and Other	27	25	26	31	50
CSM	$22,075	$21,301	$18,149	$18,103	$18,200
CSM, CER adjustment(1)
Asia	$(5)	$132	$(9)	$98	$(301)
Asia NCI	–	6	7	17	(37)
Canada	–	–	–	–	–
U.S.	(20)	74	(18)	77	(14)
Corporate and Other	–	–	–	–	–
Total	$(25)	$212	$(20)	$192	$(352)
CSM, CER basis
Asia	$13,203	$12,749	$10,021	$9,728	$9,377
Asia NCI	986	867	787	697	696
Canada	4,205	4,060	3,662	3,656	3,659
U.S.	3,629	3,812	3,633	4,183	4,066
Corporate and Other	27	25	26	31	50
Total CSM, CER basis	$22,050	$21,513	$18,129	$18,295	$17,848
Post-tax CSM
CSM	$22,075	$21,301	$18,149	$18,103	$18,200
Marginal tax rate on CSM	(2,650)	(2,798)	(2,474)	(2,645)	(2,724)
Post-tax CSM	$19,425	$18,503	$15,675	$15,458	$15,476
CSM, net of NCI	$21,089	$20,440	$17,369	$17,423	$17,467
Marginal tax rate on CSM net of NCI	(2,542)	(2,692)	(2,377)	(2,546)	(2,617)
Post-tax CSM net of NCI	$18,547	$17,748	$14,992	$14,877	$14,850
(1)	The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 1Q24.

Manulife Financial Corporation – First Quarter 2024	52

New business CSM(1) detail, CER basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q24	4Q23	3Q23	2Q23	1Q23	2023
New business CSM
Hong Kong	$168	$199	$167	$191	$119	$676
Japan	48	42	29	19	36	126
Asia Other	275	173	206	222	146	747
International High Net Worth						231
Mainland China						138
Singapore						244
Vietnam						87
Other Emerging Markets						47
Asia	491	414	402	432	301	1,549
Canada	70	70	51	57	46	224
U.S.	97	142	54	103	95	394
Total new business CSM	658	626	507	592	442	2,167
New business CSM, CER adjustment(2),(3)
Hong Kong	$–	$(2)	$2	$1	$(1)	$–
Japan	–	(3)	(1)	(1)	(3)	(8)
Asia Other	–	–	1	(2)	(4)	(5)
International High Net Worth						1
Mainland China						(1)
Singapore						–
Vietnam						(4)
Other Emerging Markets						(1)
Asia	–	(5)	2	(2)	(8)	(13)
Canada	–	–	1	(1)	–	–
U.S.	–	(2)	1	–	–	(1)
Total new business CSM	–	(7)	4	(3)	(8)	(14)
New business CSM, CER basis
Hong Kong	$168	$197	$169	$192	$118	$676
Japan	48	39	28	18	33	118
Asia Other	275	173	207	220	142	742
International High Net Worth						232
Mainland China						137
Singapore						244
Vietnam						83
Other Emerging Markets						46
Asia	491	409	404	430	293	1,536
Canada	70	70	52	56	46	224
U.S.	97	140	55	103	95	393
Total new business CSM, CER basis	658	619	511	589	434	2,153

(1)  New business CSM is net of NCI.

(2)  The impact of updating foreign exchange rates to that which was used in 1Q24.

(3)  New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Manulife Financial Corporation – First Quarter 2024	53

Net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Net income (loss) attributed to shareholders:
Asia	$363	$615	$84	$130	$519	$1,348
Canada	273	365	290	227	309	1,191
U.S.	(108)	198	72	183	186	639
Global WAM	365	365	318	317	297	1,297
Corporate and Other	(27)	116	249	168	95	628
Total net income (loss) attributed to shareholders	866	1,659	1,013	1,025	1,406	5,103
Preferred share dividends and other equity distributions	(55)	(99)	(54)	(98)	(52)	(303)
Common shareholders’ net income (loss)	$811	$1,560	$959	$927	$1,354	$4,800
CER adjustment(1)
Asia	$–	$(6)	$2	$13	$(5)	$4
Canada	–	1	1	–	(2)	–
U.S.	–	(5)	(1)	3	(1)	(4)
Global WAM	–	(3)	1	1	(3)	(4)
Corporate and Other	–	(1)	1	(12)	(2)	(14)
Total net income (loss) attributed to shareholders	–	(14)	4	5	(13)	(18)
Preferred share dividends and other equity distributions	–	–	–	–	–	–
Common shareholders’ net income (loss)	$–	$(14)	$4	$5	$(13)	$(18)
Net income (loss) attributed to shareholders, CER basis
Asia	$363	$609	$86	$143	$514	$1,352
Canada	273	366	291	227	307	1,191
U.S.	(108)	193	71	186	185	635
Global WAM	365	362	319	318	294	1,293
Corporate and Other	(27)	115	250	156	93	614
Total net income (loss) attributed to shareholders, CER basis	866	1,645	1,017	1,030	1,393	5,085
Preferred share dividends and other equity distributions, CER basis	(55)	(99)	(54)	(98)	(52)	(303)
Common shareholders’ net income (loss), CER basis	$811	$1,546	$963	$932	$1,341	$4,782
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$270	$452	$63	$96	$384	$995
CER adjustment, US $(1)	–	–	1	10	(2)	9
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$270	$452	$64	$106	$382	$1,004
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$866	$1,659	$1,013	$1,025	$1,406	$5,103
Tax on net income attributed to shareholders	247	288	(67)	242	287	750
Net income (loss) attributed to shareholders (pre-tax)	1,113	1,947	946	1,267	1,693	5,853
CER adjustment(1)	–	(15)	–	15	(20)	(20)
Net income (loss) attributed to shareholders (pre-tax), CER basis	$1,113	$1,932	$946	$1,282	$1,673	$5,833
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.

Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

Manulife Financial Corporation – First Quarter 2024	54

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	March 31, 2024						March 31, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,420	$–	$–	$–	$25,420	$–	$–
Derivative reclassification(1)	–	–	–	–	5,114	5,114	–	–
Invested assets excluding above items	144,720	84,075	129,896	8,133	13,318	380,142	106,881	95,988
Total	144,720	109,495	129,896	8,133	18,432	410,676	106,881	95,988
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,334	–	3,334	–	–
Segregated funds net assets – Other(2)	26,203	37,218	72,547	262,854	(47)	398,775	19,360	53,609
Total	26,203	37,218	72,547	266,188	(47)	402,109	19,360	53,609
AUM per financial statements	170,923	146,713	202,443	274,321	18,385	812,785	126,241	149,597
Mutual funds	–	–	–	300,178	–	300,178	–	–
Institutional asset management(3)	–	–	–	121,263	–	121,263	–	–
Other funds	–	–	–	16,981	–	16,981	–	–
Total AUM	170,923	146,713	202,443	712,743	18,385	1,251,207	126,241	149,597
Assets under administration	–	–	–	198,698	–	198,698	–	–
Total AUMA	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905	$126,241	$149,597
Total AUMA, US $(4)						$1,071,424
Total AUMA	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905
CER adjustment(5)	–	–	–	–	–	–
Total AUMA, CER basis	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905
Global WAM Managed AUMA
Global WAM AUMA				$911,441
AUM managed by Global WAM for Manulife’s other segments				211,528
Total				$1,122,969
(1)	Corporate and Other amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(2)	Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(3)	Institutional asset management excludes Institutional segregated funds net assets.
(4)	US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.
(5)	The impact of updating foreign exchange rates to that which was used in 1Q24.

Manulife Financial Corporation – First Quarter 2024	55

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	December 31, 2023						December 31, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,321	$–	$–	$–	$25,321	$–	$–
Derivative reclassification(1)	–	–	–	–	3,201	3,201	–	–
Invested assets excluding above items	144,433	86,135	133,959	7,090	17,071	388,688	109,533	101,592
Total	144,433	111,456	133,959	7,090	20,272	417,210	109,533	101,592
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,328	–	3,328	–	–
Segregated funds net assets – Other(2)	24,854	36,085	68,585	244,738	(46)	374,216	18,846	52,014
Total	24,854	36,085	68,585	248,066	(46)	377,544	18,846	52,014
AUM per financial statements	169,287	147,541	202,544	255,156	20,226	794,754	128,379	153,606
Mutual funds	–	–	–	277,365	–	277,365	–	–
Institutional asset management(3)	–	–	–	119,161	–	119,161	–	–
Other funds	–	–	–	15,435	–	15,435	–	–
Total AUM	169,287	147,541	202,544	667,117	20,226	1,206,715	128,379	153,606
Assets under administration	–	–	–	182,046	–	182,046	–	–
Total AUMA	$169,287	$147,541	$202,544	$849,163	$20,226	$1,388,761	$128,379	$153,606
Total AUMA, US $(4)						$1,053,209
Total AUMA	$169,287	$147,541	$202,544	$849,163	$20,226	$1,388,761
CER adjustment(5)	1,556	–	5,302	14,159	–	21,017
Total AUMA, CER basis	$170,843	$147,541	$207,846	$863,322	$20,226	$1,409,778
Global WAM Managed AUMA
Global WAM AUMA				$849,163
AUM managed by Global WAM for Manulife’s other segments				205,814
Total				$1,054,977

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2024 above.

Manulife Financial Corporation – First Quarter 2024	56

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	September 30, 2023						September 30, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,123	$–	$–	$–	$25,123	$–	$–
Derivative reclassification(1)	–	–	–	–	8,141	8,141	–	–
Invested assets excluding above items	135,820	78,377	128,790	6,723	15,762	365,472	100,438	95,259
Total	135,820	103,500	128,790	6,723	23,903	398,736	100,438	95,259
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,477	–	3,477	–	–
Segregated funds net assets – Other(2)	23,769	34,448	64,796	230,469	(47)	353,435	17,587	47,926
Total	23,769	34,448	64,796	233,946	(47)	356,912	17,587	47,926
AUM per financial statements	159,589	137,948	193,586	240,669	23,856	755,648	118,025	143,185
Mutual funds	–	–	–	266,069	–	266,069	–	–
Institutional asset management(3)	–	–	–	111,754	–	111,754	–	–
Other funds	–	–	–	14,359	–	14,359	–	–
Total AUM	159,589	137,948	193,586	632,851	23,856	1,147,830	118,025	143,185
Assets under administration	–	–	–	173,897	–	173,897	–	–
Total AUMA	$159,589	$137,948	$193,586	$806,748	$23,856	$1,321,727	$118,025	$143,185
Total AUMA, US $(4)						$977,609
Total AUMA	$159,589	$137,948	$193,586	$806,748	$23,856	$1,321,727
CER adjustment(5)	189	–	181	433	–	803
Total AUMA, CER basis	$159,778	$137,948	$193,767	$807,181	$23,856	$1,322,530
Global WAM Managed AUMA
Global WAM AUMA				$806,748
AUM managed by Global WAM for Manulife’s other segments				201,407
Total				$1,008,155

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2024 above.

Manulife Financial Corporation – First Quarter 2024	57

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	June 30, 2023						June 30, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,003	$–	$–	$–	$25,003	$–	$–
Derivative reclassification(1)	–	–	–	–	3,895	3,895	–	–
Invested assets excluding above items	135,208	83,026	132,133	5,464	18,699	374,530	102,166	99,855
Total	135,208	108,029	132,133	5,464	22,594	403,428	102,166	99,855
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,564	–	3,564	–	–
Segregated funds net assets – Other(2)	24,052	35,993	67,303	235,113	(44)	362,417	18,182	50,862
Total	24,052	35,993	67,303	238,677	(44)	365,981	18,182	50,862
AUM per financial statements	159,260	144,022	199,436	244,141	22,550	769,409	120,348	150,717
Mutual funds	–	–	–	267,835	–	267,835	–	–
Institutional asset management(3)	–	–	–	112,491	–	112,491	–	–
Other funds	–	–	–	14,674	–	14,674	–	–
Total AUM	159,260	144,022	199,436	639,141	22,550	1,164,409	120,348	150,717
Assets under administration	–	–	–	180,430	–	180,430	–	–
Total AUMA	$159,260	$144,022	$199,436	$819,571	$22,550	$1,344,839	$120,348	$150,717
Total AUMA, US $(4)						$1,016,277
Total AUMA	$159,260	$144,022	$199,436	$819,571	$22,550	$1,344,839
CER adjustment(5)	2,189	–	4,509	12,431	–	19,129
Total AUMA, CER basis	$161,449	$144,022	$203,945	$832,002	$22,550	$1,363,968
Global WAM Managed AUMA
Global WAM AUMA				$819,571
AUM managed by Global WAM for Manulife’s other segments				203,825
Total				$1,023,396

Note:	For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2024 above.

Manulife Financial Corporation – First Quarter 2024	58

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	March 31, 2023						March 31, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,747	$–	$–	$–	$24,747	$–	$–
Derivative reclassification(1)	–	–	–	–	3,488	3,488	–	–
Invested assets excluding above items	138,029	82,733	136,454	5,565	21,460	384,241	102,014	100,827
Total	138,029	107,480	136,454	5,565	24,948	412,476	102,014	100,827
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,718	–	3,718	–	–
Segregated funds net assets – Other(2)	24,203	36,374	67,935	231,860	(46)	360,326	17,893	50,197
Total	24,203	36,374	67,935	235,578	(46)	364,044	17,893	50,197
AUM per financial statements	162,232	143,854	204,389	241,143	24,902	776,520	119,907	151,024
Mutual funds	–	–	–	267,767	–	267,767	–	–
Institutional asset management(3)	–	–	–	113,781	–	113,781	–	–
Other funds	–	–	–	14,302	–	14,302	–	–
Total AUM	162,232	143,854	204,389	636,993	24,902	1,172,370	119,907	151,024
Assets under administration	–	–	–	177,510	–	177,510	–	–
Total AUMA	$162,232	$143,854	$204,389	$814,503	$24,902	$1,349,880	$119,907	$151,024
Total AUMA, US $(4)						$997,399
Total AUMA	$162,232	$143,854	$204,389	$814,503	$24,902	$1,349,880
CER adjustment(5)	(4,574)	–	(31)	(3,524)	–	(8,129)
Total AUMA, CER basis	$157,658	$143,854	$204,358	$810,979	$24,902	$1,341,751
Global WAM Managed AUMA
Global WAM AUMA				$814,503
AUM managed by Global WAM for Manulife’s other segments				208,013
Total				$1,022,516

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2024 above.

Manulife Financial Corporation – First Quarter 2024	59

Global WAM AUMA and Managed AUMA by business line and geographic source

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023
Global WAM AUMA by business line
Retirement	$467,579	$431,601	$410,433	$419,380	$413,769
Retail	316,406	292,629	278,372	281,814	281,198
Institutional asset management	127,456	124,933	117,943	118,377	119,536
Total	$911,441	$849,163	$806,748	$819,571	$814,503
Global WAM AUMA by business line, CER basis(1)
Retirement	$467,579	$440,299	$410,679	$426,683	$413,639
Retail	316,406	296,998	278,488	285,608	279,888
Institutional asset management	127,456	126,025	118,014	119,711	117,452
Total	$911,441	$863,322	$807,181	$832,002	$810,979
Global WAM AUMA by geographic source
Asia	$122,354	$115,523	$113,642	$112,283	$115,819
Canada	243,678	233,351	219,518	226,087	223,045
U.S.	545,409	500,289	473,588	481,201	475,639
Total	$911,441	$849,163	$806,748	$819,571	$814,503
Global WAM AUMA by geographic source, CER basis(1)
Asia	$122,354	$116,536	$113,635	$113,804	$112,328
Canada	243,678	233,351	219,518	226,087	223,045
U.S.	545,409	513,435	474,028	492,111	475,606
Total	$911,441	$863,322	$807,181	$832,002	$810,979
Global WAM Managed AUMA by business line
Retirement	$467,579	$431,601	$410,433	$419,380	$413,769
Retail	395,755	368,843	351,384	357,539	358,098
Institutional asset management	259,635	254,533	246,338	246,477	250,649
Total	$1,122,969	$1,054,977	$1,008,155	$1,023,396	$1,022,516
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$467,579	$440,299	$410,679	$426,683	$413,639
Retail	395,755	374,407	351,511	362,384	356,793
Institutional asset management	259,635	258,501	246,510	250,258	248,557
Total	$1,122,969	$1,073,207	$1,008,700	$1,039,325	$1,018,989
Global WAM Managed AUMA by geographic source
Asia	$198,464	$191,238	$188,098	$185,198	$191,720
Canada	294,591	282,487	266,935	274,957	272,101
U.S.	629,914	581,252	553,122	563,241	558,695
Total	$1,122,969	$1,054,977	$1,008,155	$1,023,396	$1,022,516
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$198,464	$194,238	$188,165	$188,377	$188,232
Canada	294,591	282,487	266,935	274,957	272,101
U.S.	629,914	596,482	553,600	575,991	558,656
Total	$1,122,969	$1,073,207	$1,008,700	$1,039,325	$1,018,989
(1)	AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 1Q24.

Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – First Quarter 2024	60

Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at ($ millions)	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023
Mortgages	$52,605	$52,421	$51,012	$51,459	$52,128
Less: mortgages not held by Manulife Bank	29,568	29,536	28,402	29,088	30,087
Total mortgages held by Manulife Bank	23,037	22,885	22,610	22,371	22,041
Loans to Bank clients	2,383	2,436	2,513	2,632	2,706
Manulife Bank net lending assets	$25,420	$25,321	$25,123	$25,003	$24,747
Manulife Bank average net lending assets
Beginning of period	$25,321	$25,123	$25,003	$24,747	$24,779
End of period	25,420	25,321	25,123	25,003	24,747
Manulife Bank average net lending assets by quarter	$25,371	$25,222	$25,063	$24,875	$24,763
Manulife Bank average net lending assets – full year	$25,100	$25,050

Financial leverage ratio is a debt-to-equity ratio. The ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.

Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at ($ millions)	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023
Common shareholders’ equity	$41,590	$40,379	$40,747	$39,047	$40,715
Post-tax CSM, net of NCI	18,547	17,748	14,992	14,877	14,850
Adjusted book value	$60,137	$58,127	$55,739	$53,924	$55,565

Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii) post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at ($ millions)	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023
Total equity	$49,892	$48,727	$49,035	$47,156	$48,751
Less: AOCI gain/(loss) on cash flow hedges	70	26	47	–	(38)
Total equity excluding AOCI on cash flow hedges	49,822	48,701	48,988	47,156	48,789
Post-tax CSM	19,425	18,503	15,675	15,458	15,476
Qualifying capital instruments	7,196	6,667	6,702	6,662	7,317
Consolidated capital	$76,443	$73,871	$71,365	$69,276	$71,582

Manulife Financial Corporation – First Quarter 2024	61

Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers are generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Global WAM core earnings (post-tax)	$357	$353	$361	$320	$287	$1,321
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	58	55	59	45	45	204
Amortization of deferred acquisition costs and other depreciation	42	45	41	40	40	166
Amortization of deferred sales commissions	20	21	19	19	21	80
Core EBITDA	$477	$474	$480	$424	$393	$1,771
CER adjustment(1)	–	(4)	1	1	(2)	(4)
Core EBITDA, CER basis	$477	$470	$481	$425	$391	$1,767
Core EBITDA by business line
Retirement	$265	$265	$242	$233	$217	$957
Retail	178	175	190	168	171	704
Institutional asset management	34	34	48	23	5	110
Total	$477	$474	$480	$424	$393	$1,771
Core EBITDA by geographic source
Asia	$139	$135	$132	$125	$113	$505
Canada	139	152	146	148	136	582
U.S.	199	187	202	151	144	684
Total	$477	$474	$480	$424	$393	$1,771
Core EBITDA by business line, CER basis(2)
Retirement	$265	$262	$243	$234	$217	$956
Retail	178	174	190	168	170	702
Institutional asset management	34	34	48	23	4	109
Total, CER basis	$477	$470	$481	$425	$391	$1,767
Core EBITDA by geographic source, CER basis(2)
Asia	$139	$133	$132	$126	$111	$502
Canada	139	152	146	148	136	582
U.S.	199	185	203	151	144	683
Total, CER basis	$477	$470	$481	$425	$391	$1,767
(1)	The impact of updating foreign exchange rates to that which was used in 1Q24.
(2)	Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q24.

Manulife Financial Corporation – First Quarter 2024	62

Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Core EBITDA margin
Core EBITDA	$477	$474	$480	$424	$393	$1,771
Core revenue	$1,873	$1,842	$1,783	$1,722	$1,756	$7,103
Core EBITDA margin	25.5%	25.7%	26.9%	24.6%	22.4%	24.9%
Global WAM core revenue
Other revenue per financial statements	$1,808	$1,719	$1,645	$1,691	$1,691	$6,746
Less: Other revenue in segments other than Global WAM	58	31	(64)	44	26	37
Other revenue in Global WAM (fee income)	$1,750	$1,688	$1,709	$1,647	$1,665	$6,709
Investment income per financial statements	$4,251	$4,497	$4,028	$4,135	$3,520	$16,180
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	538	2,674	(2,430)	950	1,944	3,138
Total investment income	4,789	7,171	1,598	5,085	5,464	19,318
Less: Investment income in segments other than Global WAM	4,649	6,941	1,578	5,010	5,357	18,886
Investment income in Global WAM	$140	$230	$20	$75	$107	$432
Total other revenue and investment income in Global WAM	$1,890	$1,918	$1,729	$1,722	$1,772	$7,141
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	8	63	(54)	7	12	28
Revenue related to integration and acquisitions	9	13	–	(7)	4	10
Global WAM core revenue	$1,873	$1,842	$1,783	$1,722	$1,756	$7,103

Expense measures

With the adoption of IFRS 17, we have replaced core general expenses with two new measures: core expenses and core expenditures. Under IFRS 17, expenses previously reported in general expenses are now reported as:

1.	General expenses that flow directly through income;

2.	Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income;

3.	Directly attributable acquisition expenses for contracts measured using the PAA method which are reported in insurance service expenses, and flow directly through income; and

4.	Directly attributable acquisition expenses that are capitalized into the CSM.

Total expenses include items 1 to 3 above and total expenditures include items 1 to 4 above.

Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions.

Manulife Financial Corporation – First Quarter 2024	63

	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Core expenses
General expenses - Statements of Income	$1,102	$1,180	$1,042	$1,022	$1,086	$4,330
Directly attributable acquisition expense for contracts measured using the PAA method(1)	38	42	37	35	33	147
Directly attributable maintenance expense(1)	539	565	544	550	546	2,205
Total expenses	1,679	1,787	1,623	1,607	1,665	6,682
Less: General expenses included in items excluded from core earnings
Restructuring charge	–	46	–	–	–	46
Integration and acquisition	–	8	–	–	–	8
Legal provisions and Other expenses	6	8	1	9	60	78
Total	6	62	1	9	60	132
Core expenses	$1,673	$1,725	$1,622	$1,598	$1,605	$6,550
CER adjustment(2)	–	(11)	2	(2)	(14)	(25)
Core expenses, CER basis	$1,673	$1,714	$1,624	$1,596	$1,591	$6,525
Total expenses	$1,679	$1,787	$1,623	$1,607	$1,665	$6,682
CER adjustment(2)	–	(12)	2	(3)	(13)	(26)
Total expenses, CER basis	$1,679	$1,775	$1,625	$1,604	$1,652	$6,656
(1)	Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q24.

Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business.

With the adoption of IFRS 17, the calculation of EV has changed for periods beginning after 2022 as follows:

•

Canadian businesses, the International High Net Worth business, as well as business ceded to an affiliate reinsurer, reflect IFRS 17 earnings and LICAT required capital, instead of IFRS 4 earnings and LICAT required capital;

•	U.S. businesses reflects local statutory earnings (NAIC) and capital requirements (RBC), instead of IFRS 4 earnings and LICAT required capital; and

•	Asian businesses remained on local statutory bases.

EV for periods after December 31, 2022 is calculated as the sum of the adjusted net worth and the value of in-force business calculated as at December 31. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangible assets, fair value of surplus assets, the fair value of debt, preferred shares, and other equity, and local statutory balance sheet, regulatory reserve, and capital for our U.S. and Asian businesses. The value of in-force business in Canada and the International High Net Worth business and business ceded to an affiliate reinsurer is the present value of expected future IFRS earnings, on an IFRS 17 basis, on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of the remaining in-force business in the U.S. and Asia reflects local statutory earnings and capital requirements. The value of in-force business excludes Global WAM, Bank or P&C Reinsurance businesses.

Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.

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Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.

Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q24	4Q23	3Q23	2Q23	1Q23	2023
Income before income taxes	$1,252	$2,123	$1,174	$1,436	$1,719	$6,452
Less: Income before income taxes for segments other than Global WAM	826	1,699	808	1,074	1,374	4,955
Global WAM income before income taxes	426	424	366	362	345	1,497
Items unrelated to net fee income	665	648	717	674	676	2,715
Global WAM net fee income	1,091	1,072	1,083	1,036	1,021	4,212
Less: Net fee income from other segments	155	174	171	142	136	623
Global WAM net fee income excluding net fee income from other segments	936	898	912	894	885	3,589
Net annualized fee income	$3,765	$3,563	$3,618	$3,584	$3,589	$3,589
Average Assets under Management and Administration	$879,837	$816,706	$813,157	$814,945	$804,455	$812,662
Net fee income yield (bps)	42.8	43.6	44.5	44.0	44.6	44.2

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada and the International High Net Worth business, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding non-controlling interests. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.

Manulife Financial Corporation – First Quarter 2024	65

Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.

Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries. It is a key metric used by management to evaluate our financial flexibility.

E4	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the capital release associated with reinsurance transactions, possible share buybacks, the impact of changes in tax laws, the probability and impact of LICAT scenario switches, and strategic and products risks and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral;

Manulife Financial Corporation – First Quarter 2024	66

the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

E5	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters. With the adoption of IFRS 17 and IFRS 9 on January 1, 2023, we have restated 2022 quarterly information using the new standards.

As at and for the three months ended ($ millions, except per share amounts or otherwise stated)	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022
Revenue
Insurance revenue	$6,497	$6,414	$6,215	$5,580	$5,763	$6,128	$5,560	$5,732
Net investment result	4,493	6,784	1,265	4,819	5,153	1,440	2,439	(2,454)
Other revenue	1,808	1,719	1,645	1,691	1,691	1,671	1,547	1,446
Total revenue	$12,798	$14,917	$9,125	$12,090	$12,607	$9,239	$9,546	$4,724
Income (loss) before income taxes	$1,252	$2,123	$1,174	$1,436	$1,719	$697	$484	$(2,656)
Income tax (expenses) recoveries	(280)	(322)	51	(265)	(309)	226	(60)	553
Net income (loss)	$972	$1,801	$1,225	$1,171	$1,410	$923	$424	$(2,103)
Net income (loss) attributed to shareholders	$866	$1,659	$1,013	$1,025	$1,406	$915	$491	$(2,119)
Basic earnings (loss) per common share	$0.45	$0.86	$0.53	$0.50	$0.73	$0.43	$0.23	$(1.13)
Diluted earnings (loss) per common share	$0.45	$0.86	$0.52	$0.50	$0.73	$0.43	$0.23	$(1.13)
Segregated funds deposits	$12,206	$10,361	$10,172	$10,147	$11,479	$10,165	$9,841	$10,094
Total assets (in billions)	$907	$876	$836	$851	$862	$834	$818	$810
Weighted average common shares (in millions)	1,805	1,810	1,826	1,842	1,858	1,878	1,902	1,921
Diluted weighted average common shares (in millions)	1,810	1,814	1,829	1,846	1,862	1,881	1,904	1,924
Dividends per common share	$0.400	$0.365	$0.365	$0.365	$0.365	$0.330	$0.330	$0.330
CDN$ to US$1 - Statement of Financial Position	1.3533	1.3186	1.3520	1.3233	1.3534	1.3549	1.3740	1.2900
CDN$ to US$1 - Statement of Income	1.3485	1.3612	1.3411	1.3430	1.3524	1.3575	1.3057	1.2765

Manulife Financial Corporation – First Quarter 2024	67

E6	Revenue

Revenue	Quarterly Results
($ millions, unaudited)	1Q24	4Q23	1Q23
Insurance revenue	$6,497	$6,414	$5,763
Net investment income	4,493	6,784	5,153
Other revenue	1,808	1,719	1,691
Total revenue	$12,798	$14,917	$12,607
Asia	$3,586	$3,572	$3,283
Canada	3,540	4,663	3,545
U.S.	3,691	4,566	3,856
Global Wealth and Asset Management	1,552	1,632	1,451
Corporate and Other	429	484	472
Total revenue	$12,798	$14,917	$12,607

Total revenue was $12.8 billion in 1Q24 compared with $12.6 billion in 1Q23 due to an increase in insurance revenue and other revenue, partially offset by lower net investment income.

By segment, the increase in revenue reflected a higher insurance revenue in the U.S, Canada and Asia, and higher other revenue in Global WAM and Asia. Net investment income declined in the U.S., Canada and Corporate and Other and increased in Asia and Global WAM.

E7	Other

No changes were made in our internal control over financial reporting during the three months ended March 31, 2024, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

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Consolidated Statements of Financial Position

As at (Canadian $ in millions, unaudited)	March 31, 2024	December 31, 2023
Assets
Cash and short-term securities	$21,481	$20,338
Debt securities	200,103	212,149
Public equities	27,695	25,531
Mortgages	52,605	52,421
Private placements	45,762	45,606
Loans to Bank clients	2,383	2,436
Real estate	13,052	13,049
Other invested assets	47,595	45,680
Total invested assets (note 3)	410,676	417,210
Other assets
Accrued investment income	2,971	2,678
Derivatives (note 4)	8,368	8,546
Insurance contract assets (note 5)	140	145
Reinsurance contract held assets (note 5)	54,070	42,651
Deferred tax assets	6,467	6,739
Goodwill and intangible assets	10,399	10,310
Miscellaneous	12,019	9,751
Total other assets	94,434	80,820
Segregated funds net assets (note 15)	402,109	377,544
Total assets	$907,219	$875,574
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$370,940	$367,996
Reinsurance contract held liabilities (note 5)	2,987	2,831
Investment contract liabilities (note 6)	12,174	11,816
Deposits from Bank clients	21,871	21,616
Derivatives (note 4)	13,465	11,730
Deferred tax liabilities	1,818	1,697
Other liabilities	18,534	18,879
Long-term debt (note 8)	6,233	6,071
Capital instruments (note 9)	7,196	6,667
Total liabilities, excluding those for account of segregated fund holders	455,218	449,303
Insurance contract liabilities for account of segregated fund holders (note 5)	119,896	114,143
Investment contract liabilities for account of segregated fund holders	282,213	263,401
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	402,109	377,544
Total liabilities	857,327	826,847
Equity
Preferred shares and other equity (note 10)	6,660	6,660
Common shares (note 10)	21,488	21,527
Contributed surplus	217	222
Shareholders and other equity holders’ retained earnings	4,779	4,819
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	34,196	30,010
Reinsurance finance income (expenses)	(5,753)	(4,634)
Fair value through other comprehensive income (“OCI”) investments	(18,715)	(16,262)
Translation of foreign operations	5,393	4,801
Other	(15)	(104)
Total shareholders and other equity holders’ equity	48,250	47,039
Participating policyholders’ equity	314	257
Non-controlling interests	1,328	1,431
Total equity	49,892	48,727
Total liabilities and equity	$907,219	$875,574

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	Don Lindsay
President and Chief Executive Officer	Chair of the Board of Directors

Manulife Financial Corporation – First Quarter 2024	69

Consolidated Statements of Income

For the three months ended March 31, (Canadian $ in millions except per share amounts, unaudited)	2024	2023
Insurance service result
Insurance revenue (note 5)	$6,497	$5,763
Insurance service expenses	(5,272)	(4,782)
Net expenses from reinsurance contracts held	(247)	(132)
Total insurance service result	978	849
Investment result
Investment income (note 3)
Investment income	4,251	3,520
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	538	1,944
Investment expenses	(296)	(311)
Net investment income (loss)	4,493	5,153
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	(4,458)	(3,778)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	424	(322)
Decrease (increase) in investment contract liabilities	(111)	(83)
	348	970
Segregated funds investment result (note 15)
Investment income related to segregated funds net assets	22,626	17,613
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	(22,626)	(17,613)
Net segregated funds investment result	–	–
Total investment result	348	970
Other revenue (note 11)	1,808	1,691
General expenses	(1,102)	(1,086)
Commissions related to non-insurance contracts	(356)	(338)
Interest expenses	(424)	(367)
Net income (loss) before income taxes	1,252	1,719
Income tax (expenses) recoveries	(280)	(309)
Net income (loss)	$972	$1,410
Net income (loss) attributed to:
Non-controlling interests	$55	$54
Participating policyholders	51	(50)
Shareholders and other equity holders	866	1,406
	$972	$1,410
Net income (loss) attributed to shareholders	$866	$1,406
Preferred share dividends and other equity distributions	(55)	(52)
Common shareholders’ net income (loss)	$811	$1,354
Earnings per share
Basic earnings per common share (note 10)	$0.45	$0.73
Diluted earnings per common share (note 10)	0.45	0.73
Dividends per common share	0.40	0.37

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

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Consolidated Statements of Comprehensive Income

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2024	2023
Net income (loss)	$972	$1,410
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	747	28
Net investment hedges	(155)	19
Insurance finance income (expenses)	4,047	(7,096)
Reinsurance finance income (expenses)	(1,084)	788
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	(3,396)	6,482
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	895	46
Other	39	(33)
Total items that may be subsequently reclassified to net income	1,093	234
Items that will not be reclassified to net income	49	(14)
Other comprehensive income (loss), net of tax	1,142	220
Total comprehensive income (loss), net of tax	$2,114	$1,630
Total comprehensive income (loss) attributed to:
Non-controlling interests	$(104)	$84
Participating policyholders	57	(58)
Shareholders and other equity holders	2,161	1,604

Income Taxes included in Other Comprehensive Income

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2024	2023
Income tax expenses (recoveries) on:
Unrealized foreign exchange gains (losses) on net investment hedges	$(7)	$2
Insurance / reinsurance finance income (expenses)	949	(1,328)
Unrealized gains (losses) on fair value through OCI investments	(739)	1,306
Reclassification of net realized gains (losses) on fair value through OCI investments	186	–
Other	25	(14)
Total income tax expenses (recoveries)	$414	$(34)

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

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Consolidated Statements of Changes in Equity

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2024	2023
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,660
Issued (note 10)	–	–
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	21,527	22,178
Repurchased (note 10)	(74)	(186)
Issued on exercise of stock options and deferred share units	35	20
Balance, end of period	21,488	22,012
Contributed surplus
Balance, beginning of period	222	238
Exercise of stock options and deferred share units	(5)	(4)
Stock option expense	–	1
Balance, end of period	217	235
Shareholders and other equity holders’ retained earnings
Balance, beginning of period	4,819	3,947
Opening adjustment of financial assets at adoption of IFRS 9	–	(409)
Restated balance, beginning of period	4,819	3,538
Net income (loss) attributed to shareholders and other equity holders	866	1,406
Common shares repurchased	(129)	(212)
Common share dividends	(722)	(671)
Preferred share dividends and other equity distributions	(55)	(52)
Balance, end of period	4,779	4,009
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	13,811	13,853
Opening adjustment of financial assets at adoption of IFRS 9	–	408
Restated balance, beginning of period	13,811	14,261
Change in unrealized foreign exchange gains (losses) on net foreign operations	592	45
Changes in insurance / reinsurance finance income (expenses)	3,067	(5,682)
Change in unrealized gains (losses) on fair value through OCI investments	(2,453)	5,882
Other changes in OCI attributed to shareholders and other equity holders	89	(47)
Balance, end of period	15,106	14,459
Total shareholders and other equity holders’ equity, end of period	48,250	47,375
Participating policyholders’ equity
Balance, beginning of period	257	(77)
Net income (loss) attributed to participating policyholders	51	(50)
Other comprehensive income (losses) attributed to participating policyholders	6	(8)
Balance, end of period	314	(135)
Non-controlling interests
Balance, beginning of period	1,431	1,427
Net income (loss) attributed to non-controlling interests	55	54
Other comprehensive income (losses) attributed to non-controlling interests	(159)	30
Contributions (distributions and acquisition), net	1	–
Balance, end of period	1,328	1,511
Total equity, end of period	$49,892	$48,751

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2024	72

Consolidated Statements of Cash Flows

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2024	2023
Operating activities
Net income (loss)	$972	$1,410
Adjustments:
Increase (decrease) in insurance contract net liabilities	1,004	6,162
Increase (decrease) in investment contract liabilities	111	83
(Increase) decrease in reinsurance contract assets, excluding reinsurance transaction noted below (note 5)	(316)	356
Amortization of (premium) discount on invested assets	(61)	28
Contractual service margin (“CSM”) amortization	(592)	(447)
Other amortization	146	138
Net realized and unrealized (gains) losses and impairment on assets	299	(1,863)
Deferred income tax expenses (recoveries)	2	117
Loss on reinsurance transaction (pre-tax) (note 5)	118	–
Stock option expense	–	1
Cash provided by operating activities before undernoted items	1,683	5,985
Changes in policy related and operating receivables and payables	2,893	(3,030)
Cash provided by (used in) operating activities	4,576	2,955
Investing activities
Purchases and mortgage advances	(36,472)	(22,286)
Disposals and repayments	32,745	17,928
Change in investment broker net receivables and payables	223	405
Cash provided by (used in) investing activities	(3,504)	(3,953)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	(81)	152
Issue of capital instruments, net (note 9)	1,094	1,194
Redemption of capital instruments (note 9)	(609)	–
Secured borrowing from securitization transactions	131	194
Change in deposits from Bank clients, net	244	(686)
Lease payments	(30)	(11)
Shareholders’ dividends and other equity distributions	(777)	(723)
Contributions from (distributions to) non-controlling interests, net	1	–
Common shares repurchased (note 10)	(203)	(398)
Common shares issued, net (note 10)	35	20
Cash provided by (used in) financing activities	(195)	(258)
Cash and short-term securities
Increase (decrease) during the period	877	(1,256)
Effect of foreign exchange rate changes on cash and short-term securities	264	11
Balance, beginning of period	19,884	18,635
Balance, end of period	21,025	17,390
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	20,338	19,153
Net payments in transit, included in other liabilities	(454)	(518)
Net cash and short-term securities, beginning of period	19,884	18,635
End of period
Gross cash and short-term securities	21,481	18,775
Net payments in transit, included in other liabilities	(456)	(1,385)
Net cash and short-term securities, end of period	$21,025	$17,390
Supplemental disclosures on cash flow information
Interest received	$3,124	$2,627
Interest paid	386	329
Income taxes paid	517	131

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2024	73

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Material Accounting Policy Information

(a) Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Asia and Canada and as John Hancock and Manulife in the United States.

These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2023 Annual Consolidated Financial Statements.

These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements for the year ended December 31, 2023, included on pages 155 to 276 of the Company’s 2023 Annual Report, as well as the disclosures on risk in denoted components of the “Risk Management and Risk Factors” section of the First Quarter 2024 Management Discussion and Analysis (“MD&A”). Those denoted risk disclosures are an integral part of these Interim Consolidated Financial Statements.

These Interim Consolidated Financial Statements as at and for the three months ended March 31, 2024 were authorized for issue by MFC’s Board of Directors on May 8, 2024.

(b) Basis of preparation

Refer to note 1 of the Company’s 2023 Annual Consolidated Financial Statements for a summary of material estimation processes used in the preparation of these Interim Consolidated Financial Statements under International Financial Reporting Standards (“IFRS”) and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.

Note 2 Accounting and Reporting Changes

Future accounting and reporting changes

(I) IFRS 18 “Presentation and Disclosure in the Financial Statements”

IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1 “Presentation of Financial Statements” (“IAS 1”) while carrying forward many elements of IAS 1 unchanged. IFRS 18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:

•

Introduction of a specific structure for income statements, to include three defined categories of income and expenses: operating, investing and financing activities, with defined subtotals including operating profit and income before financing and income taxes,

Manulife Financial Corporation – First Quarter 2024	74

•

Required disclosure of management-defined performance measures (“MPM”) with a reconciliation between these measures and totals or subtotals specified by IFRS Accounting Standards. These disclosures will be subject to audit. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards that are used in public communications to communicate management’s view of the Company’s financial performance, and

•

Enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.

The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.

(II) Amendments to IAS 12 “Income Taxes”

Amendments to IAS 12 “Income Taxes” (“IAS 12”) were issued in May 2023. The amendments relate to the Organization for Economic Co-operation and Development’s International Pillar Two tax reform, which seeks to establish a global minimum tax (“GMT”) of fifteen per cent and address inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for the GMT vary by jurisdiction based on local legislation.

The amendments require that, effective for the year ended December 31, 2023, disclosure of current tax expense or recovery related to the GMT is required along with, to the extent that the GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the Company’s exposure to the GMT arising from that legislation. As of March 31, 2024, certain jurisdictions in which the Company operates, including Belgium, Ireland, Japan, Luxembourg, Malaysia, the Netherlands, New Zealand, the United Kingdom, and Vietnam, have enacted legislation to adopt the GMT. The assessment of the Company’s potential exposure to the GMT in these jurisdictions is based on the most recent information available regarding the financial performance of the constituent entities therein. Based on the assessment, the Company’s operations within these jurisdictions do not have a material exposure to the GMT and therefore no disclosure of current tax expense or recovery related to the GMT is provided.

The United States adopted a corporate alternative minimum tax (“CAMT”) of fifteen per cent, with an effective date of January 1, 2023. CAMT is not a Qualifying Domestic Minimum Top-up Tax for the purposes of the GMT.

In response to the GMT, Bermuda enacted the Corporate Income Tax 2023 Act on December 27, 2023. The Company’s Bermuda tax-resident subsidiaries and branches will be subject to this new tax regime effective January 1, 2025, at a rate of fifteen per cent. The Bermuda corporate income tax is not a Qualifying Domestic Minimum Top-up Tax for the purposes of the GMT.

Countries without a qualified domestic minimum top-up tax of their own will be in scope for Canada’s global minimum tax calculations, once enacted. The Company does not expect this will affect Manulife’s total global minimum tax exposure; however, it will dictate which jurisdiction has the taxing right for local country income.

The amendments introduce a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to the GMT. The Company has applied the mandatory temporary exception from accounting for deferred taxes in respect of the GMT.

Manulife Financial Corporation – First Quarter 2024	75

Note 3 Invested Assets and Investment Income

(a) Carrying values and fair values of invested assets

As at March 31, 2024	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$15	$14,011	$7,455	$21,481	$21,481
Debt securities(6),(8)
Canadian government and agency	1,105	19,120	–	20,225	20,225
U.S. government and agency	48	26,301	911	27,260	27,009
Other government and agency	90	30,395	–	30,485	30,485
Corporate	2,392	117,461	497	120,350	120,181
Mortgage / asset-backed securities	16	1,767	–	1,783	1,783
Public equities (FVTPL mandatory)	27,695	–	–	27,695	27,695
Mortgages	1,102	28,458	23,045	52,605	52,566
Private placements(7)	649	45,113	–	45,762	45,762
Loans to Bank clients	–	–	2,383	2,383	2,358
Real estate
Own use property(8)	–	–	2,598	2,598	2,719
Investment property	–	–	10,454	10,454	10,454
Other invested assets
Alternative long-duration assets(9)	31,234	401	11,566	43,201	44,244
Various other	130	–	4,264	4,394	4,394
Total invested assets	$64,476	$283,027	$63,173	$410,676	$411,356

As at December 31, 2023	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$1	$13,993	$6,344	$20,338	$20,338
Debt securities(6),(8)
Canadian government and agency	1,219	19,769	–	20,988	20,988
U.S. government and agency	1,303	26,287	888	28,478	28,251
Other government and agency	90	30,576	–	30,666	30,666
Corporate	2,372	127,190	484	130,046	129,899
Mortgage / asset-backed securities	16	1,955	–	1,971	1,971
Public equities (FVTPL mandatory)	25,531	–	–	25,531	25,531
Mortgages	1,055	28,473	22,893	52,421	52,310
Private placements(7)	654	44,952	–	45,606	45,606
Loans to Bank clients	–	–	2,436	2,436	2,411
Real estate
Own use property(8)	–	–	2,591	2,591	2,716
Investment property	–	–	10,458	10,458	10,458
Other invested assets
Alternative long-duration assets(9)	29,671	360	11,403	41,434	42,313
Various other	126	–	4,120	4,246	4,246
Total invested assets	$62,038	$293,555	$61,617	$417,210	$417,704
(1)

Fair value through profit or loss (“FVTPL”) classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

(2)

Fair value through other comprehensive income (“FVOCI”) classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

(3)

Other includes mortgages and loans to Bank clients held at amortized cost, own use properties, investment properties, equity method accounted investments, and leveraged leases. Also includes debt securities, which qualify as having Solely Payment of Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.

(4)

Invested assets above include debt securities, mortgages, private placements and approximately $401 (December 31, 2023 – $360) of other invested assets, which primarily qualify as SPPI. Invested assets which do not have SPPI qualifying cash flows as at March 31, 2024 include debt securities, private placements and other invested assets with fair values of $1, $115 and $532, respectively (December 31, 2023 – $nil, $115 and $539, respectively). The change in the fair value of these invested assets for the three months ended March 31, 2024 was $6 decrease ($49 increase during the year ended December 31, 2023).

(5)

Includes short-term securities with maturities of less than one year at acquisition amounting to $6,999 (December 31, 2023 – $6,162), cash equivalents with maturities of less than 90 days at acquisition amounting to $7,030 (December 31, 2023 – $7,832) and cash of $7,452 (December 31, 2023 – $6,344).

(6)

Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,403 and $672, respectively (December 31, 2023 – $1,294 and $1,413, respectively).

(7)

Floating rate invested assets above which are subject to interest rate benchmark reform, but have not yet transitioned to replacement reference rates, include debt securities benchmarked to CDOR and AUD BBSW of $170 and $15, respectively (December 31, 2023 – $167 and $16, respectively), and private placements benchmarked to AUD BBSW and NZD BKBM of $194 and $59, respectively (December 31, 2023 – $198 and $61, respectively). Exposures indexed to CDOR represent floating rate invested assets with maturity dates beyond June 28, 2024. The interest rate benchmark reform is expected to have an impact on the valuation of invested assets whose value is tied to the affected interest rate benchmarks. The Company has assessed its exposure at the contract level, by benchmark and instrument type. The Company is monitoring market developments with respect to alternative reference rates and the time horizon during which they will evolve. As at March 31, 2024, the interest rate benchmark reform has not resulted in material changes in the Company’s risk management strategy.

(8)

Own use property of $2,434 as at March 31, 2024 (December 31, 2023 – $2,430), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16 “Property, Plant and Equipment”. Own use property of $164 (December 31, 2023 – $161) is carried at cost less accumulated depreciation and any accumulated impairment losses.

(9)

Alternative long-duration assets (“ALDA”) include investments in private equity of $16,256, infrastructure of $15,796, timber and agriculture of $5,809, energy of $1,846 and various other ALDA of $3,494 (December 31, 2023 – $15,445, $14,950, $5,719, $1,859, and $3,461, respectively).

Manulife Financial Corporation – First Quarter 2024	76

(b) Fair value measurement

The following tables present fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at March 31, 2024	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$14,011	$–	$14,011	$–
FVTPL	15	–	15	–
Other	7,452	7,452	–	–
Debt securities
FVOCI
Canadian government and agency	19,120	–	19,120	–
U.S. government and agency	26,301	–	26,301	–
Other government and agency	30,395	–	30,381	14
Corporate	117,461	–	117,226	235
Residential mortgage-backed securities	6	–	6	–
Commercial mortgage-backed securities	356	–	356	–
Other asset-backed securities	1,405	–	1,386	19
FVTPL
Canadian government and agency	1,105	–	1,105	–
U.S. government and agency	48	–	48	–
Other government and agency	90	–	90	–
Corporate	2,392	1	2,391	–
Commercial mortgage-backed securities	1	–	1	–
Other asset-backed securities	15	–	15	–
Private placements(1)
FVOCI	45,113	–	37,595	7,518
FVTPL	649	–	597	52
Mortgages
FVOCI	28,458	–	–	28,458
FVTPL	1,102	–	–	1,102
Public equities
FVTPL	27,695	27,581	72	42
Real estate(2)
Investment property	10,454	–	–	10,454
Own use property	2,434	–	–	2,434
Other invested assets(3)	35,344	71	–	35,273
Segregated funds net assets(4)	402,109	366,486	32,183	3,440
Total	$773,531	$401,591	$282,899	$89,041
(1)

Fair value of private placements is determined through an internal valuation methodology using both observable and non-market observable inputs. Non-market observable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity adjustment constitutes a material price impact, in which case the securities are classified as Level 3.

(2)

For real estate properties, the significant non-market observable inputs are capitalization rates ranging from 2.26% to 9.50% for the three months ended March 31, 2024 (ranging from 2.72% to 10.75% for the year ended December 31, 2023), terminal capitalization rates ranging from 3.10% to 9.50% for the three months ended March 31, 2024 (ranging from 3.00% to 10.00% for the year ended December 31, 2023) and discount rates ranging from 3.20% to 13.75% for the three months ended March 31, 2024 (ranging from 3.20% to 14.00% for the year ended December 31, 2023). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in non-market observable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)

Other invested assets measured at fair value are held in infrastructure and timber sectors and include fund investments of $28,976 as at March 31, 2024 (December 31, 2023 – $27,532) recorded at net asset value. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates for the three months ended March 31, 2024 ranged from 7.48% to 20.00% (ranged from 7.35% to 15.60% for the year ended December 31, 2023). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates for the three months ended March 31, 2024 ranged from 4.00% to 7.00% (ranged from 4.00% to 7.00% for the year ended December 31, 2023). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(4)

Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds underlying assets are predominantly in investment properties and timberland properties valued as described above.

Manulife Financial Corporation – First Quarter 2024	77

As at December 31, 2023	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$13,993	$–	$13,993	$–
FVTPL	1	–	1	–
Other	6,343	6,343	–	–
Debt securities
FVOCI
Canadian government and agency	19,769	–	19,769	–
U.S. government and agency	26,287	–	26,287	–
Other government and agency	30,576	–	30,566	10
Corporate	127,190	–	126,959	231
Residential mortgage-backed securities	6	–	6	–
Commercial mortgage-backed securities	370	–	370	–
Other asset-backed securities	1,579	–	1,558	21
FVTPL
Canadian government and agency	1,219	–	1,219	–
U.S. government and agency	1,303	–	1,303	–
Other government and agency	90	–	90	–
Corporate	2,372	–	2,372	–
Commercial mortgage-backed securities	1	–	1	–
Other asset-backed securities	15	–	15	–
Private placements(1)
FVOCI	44,952	–	37,270	7,682
FVTPL	654	–	575	79
Mortgages
FVOCI	28,473	–	–	28,473
FVTPL	1,055	–	–	1,055
Public equities
FVTPL	25,531	25,423	67	41
Real estate(2)
Investment property	10,458	–	–	10,458
Own use property	2,430	–	–	2,430
Other invested assets(3)	33,653	68	–	33,585
Segregated funds net assets(4)	377,544	343,061	30,991	3,492
Total	$755,864	$374,895	$293,412	$87,557

Note: For footnotes (1) to (4), refer to the “Fair value measurement” table as at March 31, 2024 above.

The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at March 31, 2024	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$3	$3	$–	$3	$–
Mortgages	23,045	23,006	–	–	23,006
Loans to Bank clients	2,383	2,358	–	2,358	–
Real estate - own use property	164	285	–	–	285
Public bonds held at amortized cost	1,408	988	–	988	–
Other invested assets(1)	12,251	13,294	245	–	13,049
Total invested assets disclosed at fair value	$39,254	$39,934	$245	$3,349	$36,340

As at December 31, 2023	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$1	$1	$–	$1	$–
Mortgages	22,893	22,782	–	–	22,782
Loans to Bank clients	2,436	2,411	–	2,411	–
Real estate - own use property	161	286	–	–	286
Public bonds held at amortized cost	1,372	998	–	998	–
Other invested assets(1)	12,027	12,906	240	–	12,666
Total invested assets disclosed at fair value	$38,890	$39,384	$240	$3,410	$35,734
(1)

The carrying value of other invested assets includes equity method accounted other invested assets of $8,321 (December 31, 2023 – $8,237) and leveraged leases of $3,930 (December 31, 2023 – $3,790). Fair value of leveraged leases is disclosed at their carrying values as fair value is not routinely calculated on these investments. Fair value for energy properties is determined using external appraisals based on discounted cash flow methodology. Inputs used in valuation are primarily comprised of forecasted price curves, planned production, as well as capital expenditures, and operating costs. Fair value of equity method accounted other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Manulife Financial Corporation – First Quarter 2024	78

Transfers between Level 1 and Level 2

The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three months ended March 31, 2024 and March 31, 2023, there were no transfers of assets between Level 1 and Level 2.

For segregated funds net assets, during the three months ended March 31, 2024 and March 31, 2023, there were no transfers of assets between Level 1 and Level 2.

Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3)

The Company classifies fair values of invested assets, derivatives and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, significant non-market observable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over non-market observable inputs in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and non-market observable factors.

The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the three months ended March 31, 2024 and March 31, 2023.

For the three months ended March 31, 2024	Balance, January 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, March 31, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$–	$–	$–	$–	$–	$4	$–	$–	$14	$–
Corporate	231	–	3	–	–	–	–	–	1	235	–
Other securitized assets	21	–	1	–	–	(3)	–	–	–	19	–
Public equities
FVTPL	41	1	–	–	–	–	–	–	–	42	1
Private placements
FVOCI	7,682	2	32	818	(556)	(251)	196	(514)	109	7,518	–
FVTPL	79	(1)	–	–	–	(11)	–	(14)	(1)	52	(1)
Mortgages
FVOCI	28,473	9	(311)	483	(470)	(185)	–	–	459	28,458	–
FVTPL	1,055	(8)	–	90	(28)	(8)	–	–	1	1,102	–
Investment property	10,458	(166)	–	80	(39)	–	–	–	121	10,454	(177)
Own use property	2,430	(31)	–	10	–	–	–	–	25	2,434	(31)
Other invested assets	33,585	556	33	947	(113)	(258)	–	–	523	35,273	515
Total invested assets	84,065	362	(242)	2,428	(1,206)	(716)	200	(528)	1,238	85,601	307
Derivatives, net	(2,166)	(576)	–	–	–	(19)	–	106	(42)	(2,697)	(585)
Segregated funds net assets	3,492	(29)	5	76	(179)	29	–	–	46	3,440	(90)
Total	$85,391	$(243)	$(237)	$2,504	$(1,385)	$(706)	$200	$(422)	$1,242	$86,344	$(368)
(1)

These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)

The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the period and at the beginning of the year, respectively.

Manulife Financial Corporation – First Quarter 2024	79

For the three months ended March 31, 2023	Balance, January 1, 2023	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, March 31, 2023	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$9	$–	$–	$2	$–	$–	$–	$–	$(1)	$10	$–
Corporate	32	–	(1)	–	–	–	8	–	–	39	–
Other securitized assets	26	–	–	–	–	(3)	–	–	–	23	–
Public equities
FVTPL	71	–	–	–	–	–	–	(67)	–	4	–
Private placements
FVOCI	7,828	(9)	182	849	(258)	(115)	2,237	(272)	26	10,468	–
FVTPL	31	1	–	12	–	–	–	–	–	44	1
Mortgages
FVOCI	28,621	19	497	324	(258)	(195)	–	–	(27)	28,981	–
FVTPL	1,138	15	–	–	(44)	(11)	–	–	–	1,098	–
Investment property	11,417	(217)	–	47	(35)	–	–	–	(10)	11,202	(215)
Own use property	2,682	(18)	–	2	–	–	–	–	3	2,669	(18)
Other invested assets	31,069	305	(1)	1,198	(162)	(310)	–	–	(89)	32,010	310
Total invested assets	82,924	96	677	2,434	(757)	(634)	2,245	(339)	(98)	86,548	78
Derivatives, net	(3,188)	536	–	–	–	(1)	–	351	7	(2,295)	537
Segregated funds net assets	3,985	(9)	–	30	(38)	(4)	–	–	(2)	3,962	4
Total	$83,721	$623	$677	$2,464	$(795)	$(639)	$2,245	$12	$(93)	$88,215	$619
(1)

For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3)” table for the three months ended March 31, 2024 above.

Transfers into Level 3 primarily result from private placements that were impaired during the period or where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data becoming available for the entire term structure of the private placements.

(c) Investment income

For the three months ended March 31,	2024	2023
Interest income	$3,436	$2,923
Dividends, rental income and other income	681	682
Impairments, provisions and recoveries, net	37	(191)
Other	97	106
Investment income	4,251	3,520
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Debt securities	(687)	300
Public equities	1,753	1,110
Mortgages	(6)	27
Private placements	244	83
Real estate	(228)	(232)
Other invested assets	511	216
Derivatives	(1,049)	440
	538	1,944
Investment expenses	(296)	(311)
Net investment income (loss)	$4,493	$5,153

Manulife Financial Corporation – First Quarter 2024	80

(d) Remaining term to maturity

The following tables present remaining term to maturity for invested assets.

	Remaining term to maturity(1)
As at March 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$21,481	$–	$–	$–	$–	$–	$21,481
Debt securities
Canadian government and agency	815	1,486	1,486	3,560	12,878	–	20,225
U.S. government and agency	246	724	868	3,804	21,618	–	27,260
Other government and agency	331	996	1,320	3,328	24,510	–	30,485
Corporate	7,953	14,535	15,870	31,698	50,276	18	120,350
Mortgage / asset-backed securities	11	201	245	457	869	–	1,783
Public equities	–	–	–	–	–	27,695	27,695
Mortgages	3,739	12,606	9,717	7,524	9,503	9,516	52,605
Private placements	1,299	3,704	4,896	9,487	26,308	68	45,762
Loans to Bank clients	32	25	3	–	–	2,323	2,383
Real estate
Own use property	–	–	–	–	–	2,598	2,598
Investment property	–	–	–	–	–	10,454	10,454
Other invested assets
Alternative long-duration assets	43	21	61	77	735	42,264	43,201
Various other(2)	–	20	–	3,312	598	464	4,394
Total invested assets	$35,950	$34,318	$34,466	$63,247	$147,295	$95,400	$410,676

	Remaining term to maturity(1)
As at December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$20,338	$–	$–	$–	$–	$–	$20,338
Debt securities
Canadian government and agency	657	1,435	1,580	3,656	13,660	–	20,988
U.S. government and agency	297	725	744	4,504	22,208	–	28,478
Other government and agency	412	1,052	1,892	3,864	23,446	–	30,666
Corporate	8,475	15,512	18,548	33,361	54,100	50	130,046
Mortgage / asset-backed securities	106	153	279	556	877	–	1,971
Public equities	–	–	–	–	–	25,531	25,531
Mortgages	3,363	12,076	10,181	7,690	9,644	9,467	52,421
Private placements	1,418	3,486	4,704	9,137	26,790	71	45,606
Loans to Bank clients	39	23	1	–	–	2,373	2,436
Real estate
Own use property	–	–	–	–	–	2,591	2,591
Investment property	–	–	–	–	–	10,458	10,458
Other invested assets
Alternative long-duration assets	–	67	22	82	732	40,531	41,434
Various other(2)	–	–	19	1,528	2,242	457	4,246
Total invested assets	$35,105	$34,529	$37,970	$64,378	$153,699	$91,529	$417,210
(1)	Represents contractual maturity. Actual maturity may differ due to prepayment privileges in the applicable contract.
(2)	Primarily includes equity method accounted investments and leveraged leases.

Manulife Financial Corporation – First Quarter 2024	81

Note 4 Derivative and Hedging Instruments

The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. The Company’s policies and procedures for derivative and hedging instruments can be found in notes 1 and 5 of the Company’s 2023 Annual Consolidated Financial Statements.

(a) Fair value of derivatives

The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		March 31, 2024			December 31, 2023
As at		Notional	Fair value		Notional	Fair value
Type of hedge	Instrument type	amount	Assets	Liabilities	amount	Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$193,073	$2,682	$3,564	$184,309	$2,627	$3,044
	Foreign currency swaps	7,788	59	1,628	9,055	78	1,518
	Forward contracts	23,275	112	3,123	23,461	165	2,672
Cash flow hedges	Interest rate swaps	8,592	22	22	8,372	20	48
	Foreign currency swaps	1,151	35	179	1,150	35	181
	Forward contracts	50	–	–	–	–	–
	Equity contracts	418	12	–	240	3	–
Net investment hedges	Forward contracts	648	6	–	654	–	16
Total derivatives in qualifying hedge accounting relationships		234,995	2,928	8,516	227,241	2,928	7,479
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	100,492	2,514	3,683	103,806	2,361	3,098
	Interest rate futures	8,622	–	–	9,449	–	–
	Interest rate options	5,833	24	–	5,841	33	–
	Foreign currency swaps	34,981	1,582	538	33,148	1,873	398
	Currency rate futures	2,318	–	–	2,581	–	–
	Forward contracts	43,048	554	619	34,080	769	597
	Equity contracts	21,153	763	65	19,760	579	115
	Credit default swaps	125	3	–	131	3	–
	Equity futures	3,852	–	–	4,040	–	–
Total derivatives not designated in qualifying hedge accounting relationships		220,424	5,440	4,905	212,836	5,618	4,208
Total derivatives		$455,419	$8,368	$13,421	$440,077	$8,546	$11,687

The total notional amount above includes $79 billion (December 31, 2023 – $79 billion) of derivative instruments which reference rates that are impacted under the interest rate benchmark reform, with a significant majority to CDOR. Exposures indexed to CDOR represent derivatives with a maturity date beyond June 28, 2024. Upon adoption of IFRS 9, the Company designated additional existing derivatives in hedge accounting relationships. The exposure in the Company’s hedge accounting programs is primarily to the CDOR benchmark. Compared to the overall risk exposure, the effect of interest rate benchmark reform on existing accounting hedges is not significant. The Company continues to apply high probability and high effectiveness expectation assumptions for cash flows and there would be no automatic de-designation of qualifying hedge relationships due to the impact from interest rate benchmark reform.

The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7).

	Remaining term to maturity
As at March 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,067	$579	$488	$6,234	$8,368
Derivative liabilities	2,153	1,570	827	8,871	13,421

	Remaining term to maturity
As at December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,189	$603	$573	$6,181	$8,546
Derivative liabilities	1,561	1,982	717	7,427	11,687

Manulife Financial Corporation – First Quarter 2024	82

Fair value and the fair value hierarchy of derivative instruments

As at March 31, 2024	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,653	$–	$5,300	$353
Foreign exchange contracts	1,937	–	1,937	–
Equity contracts	775	–	757	18
Credit default swaps	3	–	3	–
Total derivative assets	$8,368	$–	$7,997	$371
Derivative liabilities
Interest rate contracts	$10,741	$–	$7,675	$3,066
Foreign exchange contracts	2,615	–	2,613	2
Equity contracts	65	–	65	–
Total derivative liabilities	$13,421	$–	$10,353	$3,068

As at December 31, 2023	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,813	$–	$5,262	$551
Foreign exchange contracts	2,148	–	2,148	–
Equity contracts	582	–	572	10
Credit default swaps	3	–	3	–
Total derivative assets	$8,546	$–	$7,985	$561
Derivative liabilities
Interest rate contracts	$9,176	$–	$6,451	$2,725
Foreign exchange contracts	2,396	–	2,395	1
Equity contracts	115	–	114	1
Total derivative liabilities	$11,687	$–	$8,960	$2,727

Movement in net derivatives measured at fair value using significant non-market observable inputs (Level 3) is presented in note 3 (b).

(b) Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial component contained in the reinsurance contracts does not contain significant insurance risk. Claims recovered under reinsurance ceded contracts offset claims expenses and claims paid on the reinsurance assumed. As at March 31, 2024, reinsurance ceded guaranteed minimum income benefits had a fair value of $337 (December 31, 2023 – $402) and reinsurance assumed guaranteed minimum income benefits had a fair value of $nil (December 31, 2023 – $46).

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance and investment contracts. As at March 31, 2024, these embedded derivative liabilities had a fair value of $365 (December 31, 2023 – $487).

Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index (“CPI”) indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contracts.

Manulife Financial Corporation – First Quarter 2024	83

Note 5 Insurance and Reinsurance Contract Assets and Liabilities

(a) Movements in carrying amounts of insurance and reinsurance contracts

The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for the Company. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.

Insurance contracts – Analysis by measurement components

The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment and CSM for the three months ended March 31, 2024 and for the year ended December 31, 2023.

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(416)	$141	$131	$–	$(144)
Opening GMM and VFA insurance contract liabilities	310,807	22,697	21,973	(59)	355,418
Opening Premium Allocation Approach (“PAA”) insurance contract net liabilities	12,712	626	–	(761)	12,577
Opening insurance contract liabilities for account of segregated fund holders	114,143	–	–	–	114,143
Net opening balance, January 1, 2024	437,246	23,464	22,104	(820)	481,994
Changes that relate to current services	(109)	(366)	(640)	–	(1,115)
Changes that relate to future services	(1,342)	152	1,290	–	100
Changes that relate to past services	(21)	(3)	–	–	(24)
Insurance service result	(1,472)	(217)	650	–	(1,039)
Insurance finance (income) expenses	(3,151)	(359)	81	–	(3,429)
Effects of movements in foreign exchange rates	5,130	501	329	–	5,960
Total changes in income and OCI	507	(75)	1,060	–	1,492
Total cash flows	1,402	–	–	–	1,402
Movements related to insurance acquisition cash flows	(1)	–	–	(1)	(2)
Change in PAA balance	(34)	5	–	86	57
Movements related to insurance contract liabilities for account of segregated fund holders	5,753	–	–	–	5,753
Net closing balance	444,873	23,394	23,164	(735)	490,696
Closing GMM and VFA insurance contract assets	(416)	140	139	–	(137)
Closing GMM and VFA insurance contract liabilities	312,715	22,623	23,025	(60)	358,303
Closing PAA insurance contract net liabilities	12,678	631	–	(675)	12,634
Closing insurance contract liabilities for account of segregated fund insurance holders	119,896	–	–	–	119,896
Net closing balance, March 31, 2024	$444,873	$23,394	$23,164	$(735)	$490,696

Insurance finance (income) expenses (“IFIE”)	For the three months ended March 31, 2024
Insurance finance (income) expenses for products not under PAA, per disclosure above(1)	$(3,429)
Insurance finance (income) expenses for products under PAA	(53)
Reclassification of derivative OCI to IFIE – cash flow hedges	(127)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	1,734
Total insurance finance (income) expenses from insurance contracts issued	(1,875)
Effect of movements in foreign exchange rates	1,263
Total insurance finance (income) expenses from insurance contracts issued and effect of movement in foreign exchange rates	$(612)
Portion recognized in (income) expenses, including effects of foreign exchange rates	$4,458
Portion recognized in OCI, including effects of foreign exchange rates	(5,070)
(1)

The insurance finance (income) expenses reflect effect of time value of money and financial risk, which includes but is not limited to interest accreted using locked-in rate, changes in interest rates and other financial assumptions, changes in fair value of underlying items of direct participation contracts and effects of risk mitigation option.

Manulife Financial Corporation – First Quarter 2024	84

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(1,827)	$512	$657	$–	$(658)
Opening GMM and VFA insurance contract liabilities	297,967	25,750	19,192	(56)	342,853
Opening PAA insurance contract net liabilities	12,125	605	–	(749)	11,981
Opening insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	110,216
Net opening balance, January 1, 2023	418,481	26,867	19,849	(805)	464,392
Changes that relate to current services	152	(1,620)	(2,162)	–	(3,630)
Changes that relate to future services	(1,884)	(2,667)	4,642	–	91
Changes that relate to past services	(28)	(4)	–	–	(32)
Insurance service result	(1,760)	(4,291)	2,480	–	(3,571)
Insurance finance (income) expenses	22,340	1,646	320	–	24,306
Effects of movements in foreign exchange rates	(8,405)	(779)	(545)	–	(9,729)
Total changes in income and OCI	12,175	(3,424)	2,255	–	11,006
Total cash flows	2,081	–	–	–	2,081
Movements related to insurance acquisition cash flows	(5)	–	–	(3)	(8)
Change in PAA balance	587	21	–	(12)	596
Movements related to insurance contract liabilities for account of segregated fund holders	3,927	–	–	–	3,927
Net closing balance	437,246	23,464	22,104	(820)	481,994
Closing GMM and VFA insurance contract assets	(416)	141	131	–	(144)
Closing GMM and VFA insurance contract liabilities	310,807	22,697	21,973	(59)	355,418
Closing PAA insurance contract net liabilities	12,712	626	–	(761)	12,577
Closing insurance contract liabilities for account of segregated fund insurance holders	114,143	–	–	–	114,143
Net closing balance, December 31, 2023	$437,246	$23,464	$22,104	$(820)	$481,994

Reinsurance contracts held – Analysis by measurement components

The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the three months ended March 31, 2024 and for the year ended December 31, 2023.

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$38,156	$3,685	$513	$42,354
Opening reinsurance contract held liabilities	(4,384)	1,305	290	(2,789)
Opening PAA reinsurance contract net assets	239	16	–	255
Net opening balance, January 1, 2024	34,011	5,006	803	39,820
Changes that relate to current services	(87)	(137)	(48)	(272)
Changes that relate to future services	(1,130)	830	324	24
Changes that relate to past services	2	–	–	2
Insurance service result	(1,215)	693	276	(246)
Insurance finance (income) expenses from reinsurance contracts	(792)	(162)	7	(947)
Effects of changes in non-performance risk of reinsurers	12	–	–	12
Effects of movements in foreign exchange rates	1,083	90	3	1,176
Total changes in income and OCI	(912)	621	286	(5)
Total cash flows	11,279	–	–	11,279
Change in PAA balance	(11)	–	–	(11)
Net closing balance	44,367	5,627	1,089	51,083
Closing reinsurance contract held assets	48,734	4,345	701	53,780
Closing reinsurance contract held liabilities	(4,595)	1,266	388	(2,941)
Closing PAA reinsurance contract net assets	228	16	–	244
Net closing balance, March 31, 2024	$44,367	$5,627	$1,089	$51,083

Manulife Financial Corporation – First Quarter 2024	85

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$39,656	$4,049	$1,873	$45,578
Opening reinsurance contract held liabilities	(3,919)	1,574	(1)	(2,346)
Opening PAA reinsurance contract net assets	240	8	–	248
Net opening balance, January 1, 2023	35,977	5,631	1,872	43,480
Changes that relate to current services	(19)	(478)	(164)	(661)
Changes that relate to future services	1,412	(442)	(894)	76
Changes that relate to past services	5	–	–	5
Insurance service result	1,398	(920)	(1,058)	(580)
Insurance finance (income) expenses from reinsurance contracts	173	447	10	630
Effects of changes in non-performance risk of reinsurers	(14)	–	–	(14)
Effects of movements in foreign exchange rates	(916)	(160)	(21)	(1,097)
Total changes in income and OCI	641	(633)	(1,069)	(1,061)
Total cash flows	(2,606)	–	–	(2,606)
Change in PAA balance	(1)	8	–	7
Net closing balance	34,011	5,006	803	39,820
Closing reinsurance contract held assets	38,156	3,685	514	42,355
Closing reinsurance contract held liabilities	(4,384)	1,305	289	(2,790)
Closing PAA reinsurance contract net assets	239	16	–	255
Net closing balance, December 31, 2023	$34,011	$5,006	$803	$39,820

(b) Effect of new business recognized in the period

The following table presents components of new business for insurance contracts issued for the periods presented.

	For the three months ended March 31, 2024		For the year ended December 31, 2023
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$7,843	$520	$22,211	$3,796
Insurance acquisition cash flows	1,262	103	4,295	623
Claims and other insurance service expenses payable	6,581	417	17,916	3,173
Estimates of present value of cash inflows	(8,812)	(522)	(25,541)	(3,761)
Risk adjustment for non-financial risk	184	32	962	218
Contractual service margin	785	–	2,368	–
Amount included in insurance contract liabilities for the period	$–	$30	$–	$253

The following table presents components of new business for reinsurance contracts held portfolios for the periods presented.

	For the three months ended March 31, 2024	For the year ended December 31, 2023
New business reinsurance contracts
Estimates of present value of cash outflows	$(13,007)	$(1,997)
Estimates of present value of cash inflows	11,887	1,933
Risk adjustment for non-financial risk	840	399
Contractual service margin	291	(263)
Amount included in reinsurance assets for the period	$11	$72

(c) Insurance revenue

The following table shows the components of insurance revenue in the Consolidated Statements of Income. Insurance revenue excludes investment components and loss component. It also does not reflect any financial changes such as effect of time value of money, which are recognized in insurance finance income and expenses.

For the three months ended March 31,	2024	2023
Expected incurred claims and other insurance service result	$3,553	$3,276
Change in risk adjustment for non-financial risk expired	366	315
CSM recognized for services provided	640	506
Recovery of insurance acquisition cash flows	279	179
Contracts under PAA	1,659	1,487
Total insurance revenue	$6,497	$5,763

Manulife Financial Corporation – First Quarter 2024	86

(d) Significant judgements and estimates

Discount rates

The following tables present the spot rates used for discounting liability cash flows.

					March 31, 2024
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.23%	4.58%	5.20%	5.14%	5.20%	4.40%
		Somewhat liquid(1)	30	70	5.21%	4.50%	5.03%	5.04%	5.02%	4.40%
U.S.	USD	Illiquid	30	70	5.25%	4.84%	5.70%	5.87%	5.57%	5.00%
		Somewhat liquid(1)	30	70	5.46%	5.01%	5.62%	5.90%	5.61%	4.88%
Japan	JPY	Somewhat liquid(1)	30	70	0.41%	0.85%	1.28%	1.95%	2.45%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.16%	4.34%	5.41%	4.91%	4.32%	3.80%

					December 31, 2023
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.17%	4.33%	4.92%	4.86%	4.80%	4.40%
		Somewhat liquid(1)	30	70	5.14%	4.22%	4.69%	4.72%	4.69%	4.40%
U.S.	USD	Illiquid	30	70	5.38%	4.54%	5.37%	5.65%	5.27%	5.00%
		Somewhat liquid(1)	30	70	5.32%	4.57%	5.25%	5.56%	5.18%	4.88%
Japan	JPY	Somewhat liquid(1)	30	70	0.53%	0.77%	1.08%	1.75%	2.24%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.20%	4.01%	4.98%	4.61%	4.19%	3.80%
(1)	Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.

(e) Reinsurance transactions

Agreement with Global Atlantic Financial Group

On December 11, 2023, the Company announced it entered into agreements with Global Atlantic Financial Group Ltd. (“GA”) to reinsure policies from the U.S. long-term care (“LTC”), U.S. structured settlements, and Japan whole life legacy blocks. Under the terms of the transaction, the Company will retain responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance of an 80% quota share for the LTC block and 100% quota shares for the other blocks.

The transaction closed on February 22, 2024, with the Company transferring invested assets measured at FVOCI of $13.4 billion and reinsuring insurance and investment contract net liabilities of $13.2 billion. The Company recognized a reinsurance contractual service margin of $308 and financial assets of $134.

Agreement with RGA Life Reinsurance Company of Canada

On March 25, 2024, the Company announced it entered into an agreement with RGA Life Reinsurance Company of Canada to reinsure policies from its Canadian universal life block. Under the terms of the transaction, the Company will retain responsibility for the administration of the policies, with no intended impact to policyholders. The transaction will be structured as coinsurance with a 100% quota share.

The transaction closed on April 2, 2024, with the reinsurance of $5.6 billion of insurance contract net liabilities as at March 31, 2024.

Note 6 Investment Contract Assets and Liabilities

Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk. Those contracts are subsequently measured either at fair value or at amortized cost.

As at March 31, 2024, the carrying value and fair value of investment contract liabilities measured at amortized cost were $11,469 and $11,363, respectively (December 31, 2023 – $11,067 and $10,994, respectively). The fair value of investment contract liabilities measured at fair value was $705 (December 31, 2023 – $749).

Manulife Financial Corporation – First Quarter 2024	87

As at March 31, 2024, the carrying value and fair value of the reinsurance financial assets measured at amortized cost were $1,036 and $975, respectively (December 31, 2023 - $27 and $27, respectively). The fair value of the reinsurance financial assets measured at fair value was $670 (December 31, 2023 – $nil).

As at March 31, 2024, the net carrying value and fair value of investment contract assets and liabilities measured at amortized cost were $10,433 and $10,388, respectively (December 31, 2023 – $11,040 and $10,967, respectively). The net fair value of the investment contract assets and liabilities measured at fair value was $35 (December 31, 2023 - $749).

Note 7 Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 9 of the Company’s 2023 Annual Consolidated Financial Statements as well as the denoted text and tables in the “Risk Management and Risk Factors” section of the Company’s MD&A in the Company’s 2023 Annual Report.

(a) Risk disclosures included in the First Quarter 2024 MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted text and tables in the “Risk Management and Risk Factors” section of the First Quarter 2024 MD&A. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures”, IFRS 17 and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period.

(b) Credit risk

Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.

The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

Credit risk associated with derivative counterparties is discussed in note 7(e).

Manulife Financial Corporation – First Quarter 2024	88

(I) Credit quality

The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles, with allowances, plus allowances for loan commitments.

As at March 31, 2024	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at amortized cost
Investment grade	$1,409	$–	$–	$1,409
Non-investment grade	–	–	–	–
Total	1,409	–	–	1,409
Allowance for credit losses	1	–	–	1
Total carrying value, net of allowance	1,408	–	–	1,408
Debt securities, measured at FVOCI
Investment grade	187,966	1,024	–	188,990
Non-investment grade	5,411	635	8	6,054
Total carrying value	193,377	1,659	8	195,044
Allowance for credit losses	255	45	14	314
Private placements, measured at FVOCI
Investment grade	38,682	697	–	39,379
Non-investment grade	4,731	924	79	5,734
Total carrying value	43,413	1,621	79	45,113
Allowance for credit losses	124	120	83	327
Commercial mortgages, measured at amortized cost
AAA	–	–	–	–
AA	–	–	–	–
A	149	44	–	193
BBB	–	–	–	–
BB	–	–	–	–
B and lower	163	49	–	212
Total	312	93	–	405
Allowance for credit losses	1	2	–	3
Total carrying value, net of allowance	311	91	–	402
Commercial mortgages, measured at FVOCI
AAA	258	–	–	258
AA	6,773	39	–	6,812
A	14,230	–	–	14,230
BBB	5,471	994	–	6,465
BB	10	532	–	542
B and lower	–	44	107	151
Total carrying value	26,742	1,609	107	28,458
Allowance for credit losses	39	41	144	224
Residential mortgages, measured at amortized cost
Performing	21,293	1,306	–	22,599
Non-performing	–	–	52	52
Total	21,293	1,306	52	22,651
Allowance for credit losses	4	2	2	8
Total carrying value, net of allowance	21,289	1,304	50	22,643
Loans to Bank clients, measured at amortized cost
Performing	2,337	42	–	2,379
Non-performing	–	–	6	6
Total	2,337	42	6	2,385
Allowance for credit losses	1	–	1	2
Total carrying value, net of allowance	2,336	42	5	2,383
Other invested assets, measured at amortized cost
Investment grade	3,931	–	–	3,931
Non-investment grade	–	–	–	–
Total	3,931	–	–	3,931
Allowance for credit losses	1	–	–	1
Total carrying value, net of allowance	3,930	–	–	3,930
Other invested assets, measured at FVOCI
Investment grade	–	–	–	–
Non-investment grade	401	–	–	401
Total carrying value	401	–	–	401
Allowance for credit losses	15	–	–	15
Loan commitments
Allowance for credit losses	8	1	2	11
Total carrying value, net of allowance	$293,207	$6,326	$249	$299,782

Manulife Financial Corporation – First Quarter 2024	89

As at December 31, 2023	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at amortized cost
Investment grade	$1,373	$–	$–	$1,373
Non-investment grade	–	–	–	–
Total	1,373	–	–	1,373
Allowance for credit losses	1	–	–	1
Total carrying value, net of allowance	1,372	–	–	1,372
Debt securities, measured at FVOCI
Investment grade	197,562	2,252	–	199,814
Non-investment grade	5,367	596	–	5,963
Total carrying value	202,929	2,848	–	205,777
Allowance for credit losses	283	54	6	343
Private placements, measured at FVOCI
Investment grade	37,722	1,644	–	39,366
Non-investment grade	5,210	295	81	5,586
Total carrying value	42,932	1,939	81	44,952
Allowance for credit losses	126	108	83	317
Commercial mortgages, measured at amortized cost
AAA	–	–	–	–
AA	–	–	–	–
A	148	48	–	196
BBB	–	–	–	–
BB	–	–	–	–
B and lower	145	35	–	180
Total	293	83	–	376
Allowance for credit losses	1	2	–	3
Total carrying value, net of allowance	292	81	–	373
Commercial mortgages, measured at FVOCI
AAA	279	–	–	279
AA	6,815	–	–	6,815
A	14,111	86	–	14,197
BBB	5,513	984	–	6,497
BB	10	532	–	542
B and lower	–	36	107	143
Total carrying value	26,728	1,638	107	28,473
Allowance for credit losses	40	42	143	225
Residential mortgages, measured at amortized cost
Performing	20,898	1,570	–	22,468
Non-performing	–	–	60	60
Total	20,898	1,570	60	22,528
Allowance for credit losses	4	2	2	8
Total carrying value, net of allowance	20,894	1,568	58	22,520
Loans to Bank clients, measured at amortized cost
Performing	2,387	44	–	2,431
Non-performing	–	–	8	8
Total	2,387	44	8	2,439
Allowance for credit losses	2	–	1	3
Total carrying value, net of allowance	2,385	44	7	2,436
Other invested assets, measured at amortized cost
Investment grade	3,791	–	–	3,791
Non-investment grade	–	–	–	–
Total	3,791	–	–	3,791
Allowance for credit losses	1	–	–	1
Total carrying value, net of allowance	3,790	–	–	3,790
Other invested assets, measured at FVOCI
Investment grade	–	–	–	–
Non-investment grade	360	–	–	360
Total carrying value	360	–	–	360
Allowance for credit losses	16	–	–	16
Loan commitments
Allowance for credit losses	9	1	2	12
Total carrying value, net of allowance	$301,682	$8,118	$253	$310,053

Manulife Financial Corporation – First Quarter 2024	90

(II) Allowance for credit losses

The following tables provide details on the allowance for credit losses by stage as at and for the three months ended March 31, 2024 and for the year ended December 31, 2023.

As at March 31, 2024	Stage 1	Stage 2	Stage 3	Total
Balance, January 1, 2024	$482	$210	$237	$929
Net re-measurement due to transfers	3	(5)	2	–
Transfer to stage 1	6	(6)	–	–
Transfer to stage 2	(3)	3	–	–
Transfer to stage 3	–	(2)	2	–
Net originations, purchases, disposals and repayments	(1)	(2)	(12)	(15)
Changes to risk, parameters, and models	(42)	4	14	(24)
Foreign exchange and other adjustments	7	4	5	16
Balance, end of the period	$449	$211	$246	$906

As at December 31, 2023	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$511	$141	$72	$724
Net re-measurement due to transfers	4	6	(10)	–
Transfer to stage 1	12	(11)	(1)	–
Transfer to stage 2	(6)	28	(22)	–
Transfer to stage 3	(2)	(11)	13	–
Net originations, purchases, disposals and repayments	45	8	(23)	30
Changes to risk, parameters, and models	(71)	48	233	210
Foreign exchange and other adjustments	(6)	6	(35)	(35)
Balance, end of the year	$483	$209	$237	$929

(III) Significant judgements and estimates

The following table shows certain key macroeconomic variables used to estimate the expected credit loss (“ECL”) allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

		Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at March 31, 2024	Current quarter	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$1,947	1.1%	1.9%	3.1%	2.1%	(2.6%)	2.1%	(4.5%)	2.0%
Unemployment rate	6.0%	6.2%	6.1%	5.5%	5.3%	8.2%	8.0%	9.5%	9.7%
NYMEX Light Sweet Crude Oil (in U.S. dollars, per barrel)	78.3	79.2	71.6	81.8	71.9	64.7	65.0	55.0	58.8
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$22,762	1.5%	2.2%	3.6%	2.4%	(2.4%)	2.6%	(4.2%)	2.5%
Unemployment rate	3.8%	4.0%	4.0%	3.2%	3.3%	6.5%	5.8%	6.9%	7.6%
7-10 Year BBB U.S. Corporate Index	5.7%	6.2%	6.1%	6.0%	6.1%	5.8%	5.5%	6.4%	5.4%
Japan
Gross Domestic Product (GDP), in JPY billions	¥557,888	1.0%	0.8%	3.1%	1.0%	(4.1%)	1.1%	(7.8%)	1.7%
Unemployment rate	2.5%	2.5%	2.3%	2.4%	2.1%	3.0%	3.0%	3.1%	3.6%
Hong Kong
Unemployment rate	2.9%	2.9%	3.1%	2.6%	2.8%	4.0%	3.9%	4.4%	4.7%
Hang Seng Index	15,559	19.8%	9.7%	34.1%	9.3%	(14.2%)	16.2%	(34.4%)	19.8%
China
Gross Domestic Product (GDP), in CNY billions	$110,067	5.4%	4.3%	8.1%	4.5%	(1.7%)	4.5%	(5.2%)	3.8%
FTSE Xinhua A200 Index	9,105	8.0%	4.6%	27.4%	2.5%	(30.9%)	11.5%	(41.6%)	12.9%

(IV) Sensitivity to changes in economic assumptions

The following table shows the actual ECL allowance recorded by the Company which results from using all four macroeconomic scenarios (including the more heavily weighted best estimate baseline scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows the ECL allowance which would result from using only the baseline scenario.

As at	March 31, 2024	December 31, 2023
Probability-weighted ECLs	$906	$929
Baseline ECL	$666	$659
Difference – in amount	$240	$270
Difference – in percentage	26.40%	29.08%

Manulife Financial Corporation – First Quarter 2024	91

(c) Securities lending, repurchase and reverse repurchase transactions

As at March 31, 2024, the Company had loaned securities (which are included in invested assets) with a market value of $1,110 (December 31, 2023 – $626). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at March 31, 2024, the Company had engaged in reverse repurchase transactions of $122 (December 31, 2023 – $466) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $122 as at March 31, 2024 (December 31, 2023 – $202) which are recorded as payables.

(d) Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.

The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2024	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$22	$1	3
A	90	2	3
BBB	13	–	–
Total single name CDS	$125	$3	3
Total CDS protection sold	$125	$3	3

As at December 31, 2023	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	4
A	94	2	3
BBB	14	–	1
Total single name CDS	$131	$3	3
Total CDS protection sold	$131	$3	3

(1)  Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.

(2)  The weighted average maturity of the CDS is weighted based on notional amounts.

(3)  Ratings are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

(4)  The Company held no purchased credit protection as at March 31, 2024 and December 31, 2023.

(e) Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at March 31, 2024, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 33 per cent (December 31, 2023 – 33 per cent). As at March 31, 2024, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,503 (December 31, 2023 – $1,357). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2023 – $nil).

Manulife Financial Corporation – First Quarter 2024	92

(f) Offsetting financial assets and financial liabilities

Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse repurchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

The following tables present the effect of conditional master netting agreements and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at March 31, 2024	Gross amounts of financial instruments(1)	Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$8,912	$(6,762)	$(1,979)	$171	$171
Securities lending	1,110	–	(1,110)	–	–
Reverse repurchase agreements	122	(122)	–	–	–
Total financial assets	$10,144	$(6,884)	$(3,089)	$171	$171
Financial liabilities
Derivative liabilities	$(14,259)	$6,762	$7,449	$(48)	$(10)
Repurchase agreements	(122)	122	–	–	–
Total financial liabilities	$(14,381)	$6,884	$7,449	$(48)	$(10)

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2023	Gross amounts of financial instruments(1)	Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,044	$(6,516)	$(2,374)	$154	$154
Securities lending	626	–	(626)	–	–
Reverse repurchase agreements	466	(202)	(264)	–	–
Total financial assets	$10,136	$(6,718)	$(3,264)	$154	$154
Financial liabilities
Derivative liabilities	$(12,600)	$6,516	$5,958	$(126)	$(57)
Repurchase agreements	(202)	202	–	–	–
Total financial liabilities	$(12,802)	$6,718	$5,958	$(126)	$(57)

(1)  Financial assets and liabilities include accrued interest of $559 and $843, respectively (December 31, 2023 – $502 and $913, respectively).

(2)  Financial and cash collateral exclude over-collateralization. As at March 31, 2024, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $569, $2,193, $46 and $nil, respectively (December 31, 2023 – $424, $1,420, $20 and $nil, respectively). As at March 31, 2024, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange traded contracts or cleared contracts.

(3)  Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

Manulife Financial Corporation – First Quarter 2024	93

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.

A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at March 31, 2024	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,351	$(1,351)	$–
Variable surplus note	(1,351)	1,351	–

As at December 31, 2023	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,276	$(1,276)	$–
Variable surplus note	(1,276)	1,276	–

Note 8 Long-Term Debt

(a) Carrying value of long-term debt instruments

As at	Issue date	Maturity date	Par value	March 31, 2024	December 31, 2023
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,560	$1,519
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,003	977
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,010	983
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	270	263
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	674	657
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	365	356
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,351	1,316
Total				$6,233	$6,071
(1)

These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b) Fair value measurement

The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2024, the fair value of long-term debt was $5,432 (December 31, 2023 – $5,525). Fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2023 – Level 2).

Manulife Financial Corporation – First Quarter 2024	94

Note 9 Capital Instruments

(a) Carrying value of capital instruments

As at	Issue date	Earliest par redemption date	Maturity date	Par value	March 31, 2024	December 31, 2023
JHFC Subordinated notes(1)	December 14, 2006	n/a	December 15, 2036	$650	$647	$647
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	997	996
5.054% MFC Subordinated debentures(2)	February 23, 2024	February 23, 2029	February 23, 2034	$1,100	1,095	–
5.409% MFC Subordinated debentures(1)	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,195	1,195
4.061% MFC Subordinated notes(1),(3)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,012	987
2.237% MFC Subordinated debentures(1)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	999	999
3.00% MFC Subordinated notes(1)	November 21, 2017	November 21, 2024	November 21, 2029	S$500	501	499
3.049% MFC Subordinated debentures(1)	August 18, 2017	August 20, 2024	August 20, 2029	$750	750	750
7.375% JHUSA Surplus notes(4)	February 25, 1994	n/a	February 15, 2024	US$450	–	594
Total					$7,196	$6,667

(1)  The Company is monitoring regulatory and market developments globally with respect to the interest rate benchmark reform. The Company will take appropriate actions in due course to accomplish any necessary transitions or replacements. As at March 31, 2024, capital instruments of $647 (December 31, 2023 – $647) have an interest rate referencing CDOR. In addition, capital instruments of $2,746, $1,012 and $501 (December 31, 2023 – $2,745, $987 and $499, respectively) have interest rate resets in the future referencing CDOR, the US Dollar Mid-Swap rate (based on LIBOR), and the Singapore Dollar Swap Offer rate, respectively. Future rate resets for these capital instruments may rely on alternative reference rates such as the Canadian Overnight Repo Rate Average (CORRA), the alternative rate for CDOR, the Secured Overnight Financing Rate (SOFR), the alternative rate for USD LIBOR, and the Singapore Overnight Rate Average (SORA), the alternative rate for the Singapore Swap Offer Rate (SOR).

(2)  Issued by MFC during the first quarter of 2024, interest is payable semi-annually. After February 23, 2029, the interest rate will reset to equal the Daily Compounded CORRA plus 1.44%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after February 23, 2029, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

(3)  Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(4)  The 7.375% JHUSA Surplus notes matured and were redeemed on February 15, 2024.

(b) Fair value measurement

The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2024, the fair value of capital instruments was $7,028 (December 31, 2023 – $6,483). Fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2023 – Level 2).

Manulife Financial Corporation – First Quarter 2024	95

Note 10 Equity Capital and Earnings Per Share

(a) Preferred shares and other equity instruments

The following table presents information about the outstanding preferred shares and other equity instruments as at March 31, 2024 and December 31, 2023.

		Annual	Earliest	Number of		Net amount(4)
As at	Issue date	dividend / distribution rate(1)	redemption date(2),(3)	shares (in millions)	Face amount	March 31, 2024	December 31, 2023
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6)	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17(5),(6)	August 15, 2014	3.800%	December 19, 2024	14	350	343	343
Series 19(5),(6)	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 25(5),(6)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes (LRCN)(8)
Series 1(9)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(9)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(9)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total				102	$6,750	$6,660	$6,660

(1)  Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.

(2)  Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval, as noted.

(3)  Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 and including March 19, commencing in 2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.

(4)  Net of after-tax issuance costs.

(5)  On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.

(6)  On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.

(7)  The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.

(8)  Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28, and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.

(9)  The LRCN Series 1 distribute at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 distribute at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 distribute at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.

(b) Common shares

As at March 31, 2024, there were 16 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2023 – 17 million).

Manulife Financial Corporation – First Quarter 2024	96

The following table presents changes in common shares issued and outstanding.

Number of common shares (in millions)	For the three months ended March 31, 2024	For the year ended December 31, 2023
Balance, beginning of period	1,806	1,865
Repurchased for cancellation	(6)	(63)
Issued on exercise of stock options and deferred share units	1	4
Balance, end of period	1,801	1,806

Normal course issuer bid

On February 20, 2024, the Company received approval from the Toronto Stock Exchange (“TSX”) to launch a normal course issuer bid (“NCIB”) that permits the purchase for cancellation of up to 50 million common shares, representing approximately 2.8% of its issued and outstanding common shares. Purchases under the NCIB commenced on February 23, 2024 and may continue until February 22, 2025, when the NCIB expires, or such earlier date as the Company completes its purchases.

During the three months ended March 31, 2024, the Company purchased for cancellation 6.2 million shares for $203. Of this, $74 was recorded in common shares and $129 was recorded in retained earnings in the Consolidated Statements of Changes in Equity.

On May 7, 2024, the Company announced that the TSX approved an amendment to the existing NCIB to increase the number of common shares that it may repurchase for cancellation from up to 50 million common shares (approximately 2.8% of shares outstanding) to up to 90 million common shares (approximately 5% of shares outstanding as at February 12, 2024).

(c) Earnings per share

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the three months ended March 31,	2024	2023
Weighted average number of common shares (in millions)	1,805	1,858
Dilutive stock-based awards(1) (in millions)	5	4
Weighted average number of diluted common shares (in millions)	1,810	1,862
(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation was a weighted average of nil million (2023 – nil million) anti-dilutive stock-based awards.

Note 11 Revenue from Service Contracts

The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.

The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.

The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Manulife Financial Corporation – First Quarter 2024	97

Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 14.

For the three months ended March 31, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$850	$(118)	$732
Transaction processing, administration, and service fees	682	81	763
Distribution fees and other	222	15	237
Total included in other revenue	1,754	(22)	1,732
Revenue from non-service lines	(4)	80	76
Total other revenue	$1,750	$58	$1,808
Real estate management services included in net investment income	$–	$84	$84

For the three months ended March 31, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$831	$(94)	$737
Transaction processing, administration, and service fees	625	69	694
Distribution fees and other	208	13	221
Total included in other revenue	1,664	(12)	1,652
Revenue from non-service lines	1	38	39
Total other revenue	$1,665	$26	$1,691
Real estate management services included in net investment income	$–	$83	$83

Note 12 Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for eligible employees and agents. The following table presents information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada.

	Pension plans		Retiree welfare plans(1)

For the three months ended March 31,	2024	2023	2024	2023
Defined benefit current service cost	$11	$10	$–	$–
Defined benefit administrative expenses	7	3	–	–
Service cost	18	13	–	–
Interest on net defined benefit (asset) liability	1	1	(1)	(1)
Defined benefit cost	19	14	(1)	(1)
Defined contribution cost	29	28	–	–
Net benefit cost reported in earnings	$48	$42	$(1)	$(1)
Actuarial (gain) loss on economic assumption changes	$(48)	$65	$(8)	$9
Investment (gain) loss (excluding interest income)	11	(87)	(1)	(11)
Change in effect of asset limit	–	4	–	–
Remeasurement (gain) loss recorded in AOCI, net of tax	$(37)	$(18)	$(9)	$(2)
(1)

There are no material current service costs for the retiree welfare plans as they are closed and mostly frozen. The remeasurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

Manulife Financial Corporation – First Quarter 2024	98

Note 13 Commitments and Contingencies

(a) Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

In June 2018, a class action was initiated against the Company in the U.S. District Court for the Southern District of New York on behalf of owners of Performance Universal Life (“Perf UL”) policies issued between 2003 and 2010 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018.

In addition to the class action, twelve individual lawsuits opposing the Perf UL COI increases were filed; nine in federal court and three in state court. The Company has now resolved litigation with respect to 100% of the filed lawsuits, which represents 84% of the total face amount of policies in the COI-increase block. Litigation remains possible with the final approximately 16% of the total face amount of the COI-increase block.

Subsequent to the resolution of the Perf UL COI-increase lawsuits, in September 2023 an unrelated lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company “that state that cost of insurance rates will be based on future expectations that include taxes.” The Plaintiff’s theory is that the Company impermissibly failed to decrease the COI rates charged to these policy owners after the implementation of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.

(b) Guarantees

(I) Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated financing entity.

The following tables present certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information

For the three months ended March 31, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$–	$978	$–	$978	$–
Total investment result	5	345	(2)	348	14
Other revenue	(3)	1,811	–	1,808	6
Net income (loss) attributed to shareholders and other equity holders	866	951	(951)	866	9

For the three months ended March 31, 2023	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$–	$849	$–	$849	$–
Total investment result	5	977	(12)	970	12
Other revenue	(4)	1,695	–	1,691	–
Net income (loss) attributed to shareholders and other equity holders	1,406	1,490	(1,490)	1,406	1

Manulife Financial Corporation – First Quarter 2024	99

Condensed Consolidated Statements of Financial Position Information

As at March 31, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$88	$410,588	$–	$410,676	$10
Insurance contract assets	–	140	–	140	–
Reinsurance contract held assets	–	54,070	–	54,070	–
Total other assets	62,516	45,597	(67,889)	40,224	958
Segregated funds net assets	–	402,109	–	402,109	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	370,940	–	370,940	–
Reinsurance contract held liabilities	–	2,987	–	2,987	–
Investment contract liabilities	–	12,174	–	12,174	–
Total other liabilities	14,354	56,354	(1,591)	69,117	700
Insurance contract liabilities for account of segregated fund holders	–	119,896	–	119,896	–
Investment contract liabilities for account of segregated fund holders	–	282,213	–	282,213	–

As at December 31, 2023	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$86	$417,124	$–	$417,210	$9
Insurance contract assets	–	145	–	145	–
Reinsurance contract held assets	–	42,651	–	42,651	–
Total other assets	59,023	42,411	(63,410)	38,024	969
Segregated funds net assets	–	377,544	–	377,544	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	367,996	–	367,996	–
Reinsurance contract held liabilities	–	2,831	–	2,831	–
Investment contract liabilities	–	11,816	–	11,816	–
Total other liabilities	12,070	55,129	(539)	66,660	718
Insurance contract liabilities for account of segregated fund holders	–	114,143	–	114,143	–
Investment contract liabilities for account of segregated fund holders	–	263,401	–	263,401	–

(II) Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.

Note 14 Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, and defining strategies for services and distribution based on the profile and needs of its businesses and markets. The Company’s significant product and service offerings by the reporting segments are mentioned below.

Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.

Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.

Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; property and casualty reinsurance business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Manulife Financial Corporation – First Quarter 2024	100

The following tables present results by reporting segments and by geographical location.

(a) By Segment

For the three months ended March 31, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$564	$228	$95	$–	$28	$915
Annuities and pensions	(17)	56	24	–	–	63
Total insurance service result	547	284	119	–	28	978
Net investment income (loss)	2,228	1,204	905	(177)	333	4,493
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,440)	(1,055)	(1,611)	–	24	(4,082)
Annuities and pensions	(1,128)	325	427	–	–	(376)
Total insurance finance income (expenses)	(2,568)	(730)	(1,184)	–	24	(4,458)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(184)	(5)	476	–	–	287
Annuities and pensions	586	–	(449)	–	–	137
Total reinsurance finance income (expenses)	402	(5)	27	–	–	424
Decrease (increase) in investment contract liabilities	(8)	(16)	(38)	(53)	4	(111)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	54	453	(290)	(230)	361	348
Other revenue	55	75	39	1,750	(111)	1,808
Other expenses	(56)	(160)	(18)	(1,092)	(132)	(1,458)
Interest expenses	(6)	(271)	(4)	(2)	(141)	(424)
Net income (loss) before income taxes	594	381	(154)	426	5	1,252
Income tax (expenses) recoveries	(150)	(83)	46	(61)	(32)	(280)
Net income (loss)	444	298	(108)	365	(27)	972
Less net income (loss) attributed to:
Non-controlling interests	55	–	–	–	–	55
Participating policyholders	26	25	–	–	–	51
Net income (loss) attributed to shareholders and other equity holders	$363	$273	$(108)	$365	$(27)	$866
Total assets	$184,829	$156,211	$252,120	$277,148	$36,911	$907,219

Manulife Financial Corporation – First Quarter 2024	101

For the three months ended March 31, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$422	$211	$147	$–	$47	$827
Annuities and pensions	(52)	48	26	–	–	22
Total insurance service result	370	259	173	–	47	849
Net investment income (loss)	2,084	1,500	1,389	(204)	384	5,153
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,636)	(941)	(1,308)	–	673	(3,212)
Annuities and pensions	(110)	(83)	(373)	–	–	(566)
Total insurance finance income (expenses)	(1,746)	(1,024)	(1,681)	–	673	(3,778)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(48)	7	197	–	(670)	(514)
Annuities and pensions	–	–	192	–	–	192
Total reinsurance finance income (expenses)	(48)	7	389	–	(670)	(322)
Decrease (increase) in investment contract liabilities	(5)	(20)	4	(56)	(6)	(83)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	285	463	101	(260)	381	970
Other revenue	10	72	24	1,665	(80)	1,691
Other expenses	(50)	(139)	(75)	(1,055)	(105)	(1,424)
Interest expenses	(2)	(232)	(4)	(5)	(124)	(367)
Net income (loss) before income taxes	613	423	219	345	119	1,719
Income tax (expenses) recoveries	(105)	(99)	(33)	(48)	(24)	(309)
Net income (loss)	508	324	186	297	95	1,410
Less net income (loss) attributed to:
Non-controlling interests	54	–	–	–	–	54
Participating policyholders	(65)	15	–	–	–	(50)
Net income (loss) attributed to shareholders and other equity holders	$519	$309	$186	$297	$95	$1,406
Total assets	$170,495	$153,325	$251,020	$242,815	$44,467	$862,122

(b) By Geographic Location

For the three months ended March 31, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$565	$224	$95	$31	$915
Annuities and pensions	(17)	56	24	–	63
Total insurance service result	548	280	119	31	978
Net investment income (loss)	2,256	1,387	849	1	4,493
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,440)	(1,055)	(1,587)	–	(4,082)
Annuities and pensions	(1,128)	325	427	–	(376)
Total insurance finance income (expenses)	(2,568)	(730)	(1,160)	–	(4,458)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(184)	(5)	476	–	287
Annuities and pensions	586	–	(449)	–	137
Total reinsurance finance income (expenses)	402	(5)	27	–	424
Decrease (increase) in investment contract liabilities	(41)	(35)	(34)	(1)	(111)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$49	$617	$(318)	$–	$348
Other revenue	$504	$535	$858	$(89)	$1,808

Manulife Financial Corporation – First Quarter 2024	102

For the three months ended March 31, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$427	$204	$142	$54	$827
Annuities and pensions	(52)	48	26	–	22
Total insurance service result	375	252	168	54	849
Net investment income (loss)	2,201	1,636	1,292	24	5,153
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,636)	(275)	(1,303)	2	(3,212)
Annuities and pensions	(110)	(83)	(373)	–	(566)
Total insurance finance income (expenses)	(1,746)	(358)	(1,676)	2	(3,778)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(52)	(659)	197	–	(514)
Annuities and pensions	–	–	192	–	192
Total reinsurance finance income (expenses)	(52)	(659)	389	–	(322)
Decrease (increase) in investment contract liabilities	(59)	(28)	6	(2)	(83)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$344	$591	$11	$24	$970
Other revenue	$335	$520	$843	$(7)	$1,691

Note 15	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.

Segregated funds underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

As at March 31, 2024, these guarantees are recorded within the Company’s insurance contract liabilities and amount to $1,836 (December 31, 2023 – $2,675), of which $552 are reinsured (December 31, 2023 – $980). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. “Insurance contract liabilities for account of segregated fund holders” on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. The “Risk Management and Risk Factors Update” section of the First Quarter 2024 MD&A provides information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Note 16	Information Provided in Connection with Investments in Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements and relate to MFC’s guarantee of certain securities to be issued by its subsidiaries. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2023 Annual Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2024	103

Condensed Consolidated Statement of Financial Position

As at March 31, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$88	$103,834	$306,999	$(245)	$410,676
Investments in unconsolidated subsidiaries	62,104	8,917	19,348	(90,369)	–
Insurance contract assets	–	–	216	(76)	140
Reinsurance contract held assets	–	47,115	17,327	(10,372)	54,070
Other assets	412	10,710	33,928	(4,826)	40,224
Segregated funds net assets	–	201,783	202,010	(1,684)	402,109
Total assets	$62,604	$372,359	$579,828	$(107,572)	$907,219
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$–	$145,078	$236,639	$(10,777)	$370,940
Reinsurance contract held liabilities	–	–	2,990	(3)	2,987
Investment contract liabilities	–	3,960	8,832	(618)	12,174
Other liabilities	1,572	6,391	52,589	(4,864)	55,688
Long-term debt	6,233	–	–	–	6,233
Capital instruments	6,549	–	647	–	7,196
Insurance contract liabilities for account of segregated fund holders	–	54,822	65,074	–	119,896
Investment contract liabilities for account of segregated fund holders	–	146,961	136,936	(1,684)	282,213
Shareholders and other equity holders’ equity	48,250	15,205	74,421	(89,626)	48,250
Participating policyholders’ equity	–	(58)	372	–	314
Non-controlling interests	–	–	1,328	–	1,328
Total liabilities and equity	$62,604	$372,359	$579,828	$(107,572)	$907,219

Condensed Consolidated Statement of Financial Position

As at December 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$86	$109,433	$307,930	$(239)	$417,210
Investments in unconsolidated subsidiaries	58,694	8,674	17,916	(85,284)	–
Insurance contract assets	–	–	217	(72)	145
Reinsurance contract held assets	–	42,418	10,380	(10,147)	42,651
Other assets	329	8,731	32,700	(3,736)	38,024
Segregated funds net assets	–	188,067	191,241	(1,764)	377,544
Total assets	$59,109	$357,323	$560,384	$(101,242)	$875,574
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$–	$145,589	$232,972	$(10,565)	$367,996
Reinsurance contract held liabilities	–	–	2,831	–	2,831
Investment contract liabilities	–	3,487	8,928	(599)	11,816
Other liabilities	573	5,869	51,266	(3,786)	53,922
Long-term debt	6,071	–	–	–	6,071
Capital instruments	5,426	594	647	–	6,667
Insurance contract liabilities for account of segregated fund holders	–	51,719	62,424	–	114,143
Investment contract liabilities for account of segregated fund holders	–	136,348	128,817	(1,764)	263,401
Shareholders and other equity holders’ equity	47,039	13,773	70,755	(84,528)	47,039
Participating policyholders’ equity	–	(56)	313	–	257
Non-controlling interests	–	–	1,431	–	1,431
Total liabilities and equity	$59,109	$357,323	$560,384	$(101,242)	$875,574

Manulife Financial Corporation – First Quarter 2024	104

Condensed Consolidated Statement of Income

For the three months ended March 31, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$2,714	$4,149	$(366)	$6,497
Insurance service expenses	–	(2,504)	(3,143)	375	(5,272)
Net expenses from reinsurance contracts held	–	(97)	(150)	–	(247)
Total insurance service result	–	113	856	9	978
Investment result
Net investment income (loss)	5	854	3,513	121	4,493
Insurance / reinsurance finance income (expenses)	–	(887)	(3,156)	9	(4,034)
Other investment result	–	(25)	(61)	(25)	(111)
Total investment result	5	(58)	296	105	348
Other revenue	(3)	202	1,736	(127)	1,808
Other expenses	(12)	(275)	(1,243)	72	(1,458)
Interest expenses	(115)	4	(254)	(59)	(424)
Net income (loss) before income taxes	(125)	(14)	1,391	–	1,252
Income tax (expenses) recoveries	42	43	(365)	–	(280)
Net income (loss) after income taxes	(83)	29	1,026	–	972
Equity in net income (loss) of unconsolidated subsidiaries	949	47	76	(1,072)	–
Net income (loss)	$866	$76	$1,102	$(1,072)	$972
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$55	$–	$55
Participating policyholders	–	–	51	–	51
Shareholders and other equity holders	866	76	996	(1,072)	866
	$866	$76	$1,102	$(1,072)	$972

Condensed Consolidated Statement of Income

For the three months ended March 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$2,402	$3,793	$(432)	$5,763
Insurance service expenses	–	(2,165)	(2,987)	370	(4,782)
Net expenses from reinsurance contracts held	–	(152)	(36)	56	(132)
Total insurance service result	–	85	770	(6)	849
Investment result
Net investment income (loss)	5	1,133	3,957	58	5,153
Insurance / reinsurance finance income (expenses)	–	(1,266)	(2,840)	6	(4,100)
Other investment result	–	(18)	(38)	(27)	(83)
Total investment result	5	(151)	1,079	37	970
Other revenue	(4)	208	1,606	(119)	1,691
Other expenses	(11)	(303)	(1,183)	73	(1,424)
Interest expenses	(102)	(31)	(249)	15	(367)
Net income (loss) before income taxes	(112)	(192)	2,023	–	1,719
Income tax (expenses) recoveries	38	79	(426)	–	(309)
Net income (loss) after income taxes	(74)	(113)	1,597	–	1,410
Equity in net income (loss) of unconsolidated subsidiaries	1,480	206	93	(1,779)	–
Net income (loss)	$1,406	$93	$1,690	$(1,779)	$1,410
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$54	$–	$54
Participating policyholders	–	15	(68)	3	(50)
Shareholders and other equity holders	1,406	78	1,704	(1,782)	1,406
	$1,406	$93	$1,690	$(1,779)	$1,410

Manulife Financial Corporation – First Quarter 2024	105

Consolidated Statement of Cash Flows

For the three months ended March 31, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$866	$76	$1,102	$(1,072)	$972
Adjustments:
Equity in net income of unconsolidated subsidiaries	(949)	(47)	(76)	1,072	–
Increase (decrease) in insurance contract net liabilities	–	103	901	–	1,004
Increase (decrease) in investment contract liabilities	–	10	101	–	111
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	–	(131)	(185)	–	(316)
Amortization of (premium) discount on invested assets	–	8	(69)	–	(61)
CSM amortization	–	(103)	(489)	–	(592)
Other amortization	3	34	109	–	146
Net realized and unrealized (gains) losses and impairment on assets	(4)	397	(94)	–	299
Deferred income tax expenses (recoveries)	(42)	69	(25)	–	2
Loss on reinsurance transaction (pre-tax)	–	33	85	–	118
Cash provided by (used in) operating activities before undernoted items	(126)	449	1,360	–	1,683
Dividends from unconsolidated subsidiaries	–	91	–	(91)	–
Changes in policy related and operating receivables and payables	(29)	926	1,996	–	2,893
Cash provided by (used in) operating activities	(155)	1,466	3,356	(91)	4,576
Investing activities
Purchases and mortgage advances	–	(4,407)	(32,065)	–	(36,472)
Disposals and repayments	–	2,785	29,960	–	32,745
Changes in investment broker net receivables and payables	–	20	203	–	223
Investment in common shares of subsidiaries	(1,100)	–	–	1,100	–
Capital contribution to unconsolidated subsidiaries	–	(1)	–	1	–
Notes receivable from parent	–	–	(1,142)	1,142	–
Notes receivable from subsidiaries	(35)	–	–	35	–
Cash provided by (used in) investing activities	(1,135)	(1,603)	(3,044)	2,278	(3,504)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	(81)	–	(81)
Issue of capital instruments, net	1,094	–	–	–	1,094
Redemption of capital instruments	–	(609)	–	–	(609)
Secured borrowing from securitization transactions	–	–	131	–	131
Changes in deposits from Bank clients, net	–	–	244	–	244
Lease payments	–	(1)	(29)	–	(30)
Shareholders’ dividends and other equity distributions	(777)	–	–	–	(777)
Common shares repurchased	(203)	–	–	–	(203)
Common shares issued, net	35	–	1,100	(1,100)	35
Contributions from (distributions to) non-controlling interests, net	–	–	1	–	1
Dividends paid to parent	–	–	(91)	91	–
Capital contributions by parent	–	–	1	(1)	–
Notes payable to parent	–	–	35	(35)	–
Notes payable to subsidiaries	1,142	–	–	(1,142)	–
Cash provided by (used in) financing activities	1,291	(610)	1,311	(2,187)	(195)
Cash and short-term securities
Increase (decrease) during the period	1	(747)	1,623	–	877
Effect of foreign exchange rate changes on cash and short-term securities	1	105	158	–	264
Balance, beginning of period	86	4,004	15,794	–	19,884
Balance, end of period	88	3,362	17,575	–	21,025
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	86	4,329	15,923	–	20,338
Net payments in transit, included in other liabilities	–	(325)	(129)	–	(454)
Net cash and short-term securities, beginning of period	86	4,004	15,794	–	19,884
End of period
Gross cash and short-term securities	88	3,716	17,677	–	21,481
Net payments in transit, included in other liabilities	–	(354)	(102)	–	(456)
Net cash and short-term securities, end of period	$88	$3,362	$17,575	$–	$21,025
Supplemental disclosures on cash flow information:
Interest received	$15	$896	$2,277	$(64)	$3,124
Interest paid	176	7	267	(64)	386
Income taxes paid (refund)	4	(3)	516	–	517

Manulife Financial Corporation – First Quarter 2024	106

Consolidated Statement of Cash Flows

For the three months ended March 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,406	$93	$1,690	$(1,779)	$1,410
Adjustments:
Equity in net income of unconsolidated subsidiaries	(1,480)	(206)	(93)	1,779	–
Increase (decrease) in insurance contract net liabilities	–	129	6,033	–	6,162
Increase (decrease) in investment contract liabilities	–	55	28	–	83
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	–	17	339	–	356
Amortization of (premium) discount on invested assets	–	16	12	–	28
CSM amortization	–	(128)	(319)	–	(447)
Other amortization	2	35	101	–	138
Net realized and unrealized (gains) losses and impairment on assets	(4)	(7)	(1,852)	–	(1,863)
Deferred income tax expenses (recoveries)	(38)	(98)	253	–	117
Stock option expense	–	(1)	2	–	1
Cash provided by (used in) operating activities before undernoted items	(114)	(95)	6,194	–	5,985
Dividends from unconsolidated subsidiaries	–	85	–	(85)	–
Changes in policy related and operating receivables and payables	(29)	(437)	(2,564)	–	(3,030)
Cash provided by (used in) operating activities	(143)	(447)	3,630	(85)	2,955
Investing activities
Purchases and mortgage advances	–	(4,647)	(17,639)	–	(22,286)
Disposals and repayments	–	4,332	13,596	–	17,928
Changes in investment broker net receivables and payables	–	119	286	–	405
Investment in common shares of subsidiaries	(1,200)	–	–	1,200	–
Notes receivable from parent	–	–	(1,284)	1,284	–
Notes receivable from subsidiaries	(21)	–	–	21	–
Cash provided by (used in) investing activities	(1,221)	(196)	(5,041)	2,505	(3,953)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	152	–	152
Issue of capital instruments, net	1,194	–	–	–	1,194
Secured borrowing from securitization transactions	–	–	194	–	194
Changes in deposits from Bank clients, net	–	–	(686)	–	(686)
Lease payments	–	(1)	(10)	–	(11)
Shareholders’ dividends and other equity distributions	(723)	–	–	–	(723)
Common shares repurchased	(398)	–	–	–	(398)
Common shares issued, net	20	–	1,200	(1,200)	20
Dividends paid to parent	–	–	(85)	85	–
Notes payable to parent	–	–	21	(21)	–
Notes payable to subsidiaries	1,284	–	–	(1,284)	–
Cash provided by (used in) financing activities	1,377	(1)	786	(2,420)	(258)
Cash and short-term securities
Increase (decrease) during the period	13	(644)	(625)	–	(1,256)
Effect of foreign exchange rate changes on cash and short-term securities	–	(2)	13	–	11
Balance, beginning of period	63	2,215	16,357	–	18,635
Balance, end of period	76	1,569	15,745	–	17,390
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	63	2,614	16,476	–	19,153
Net payments in transit, included in other liabilities	–	(399)	(119)	–	(518)
Net cash and short-term securities, beginning of period	63	2,215	16,357	–	18,635
End of period
Gross cash and short-term securities	76	1,986	16,713	–	18,775
Net payments in transit, included in other liabilities	–	(417)	(968)	–	(1,385)
Net cash and short-term securities, end of period	$76	$1,569	$15,745	$–	$17,390
Supplemental disclosures on cash flow information:
Interest received	$16	$553	$2,117	$(59)	$2,627
Interest paid	146	13	229	(59)	329
Income taxes paid (refund)	1	(1)	131	–	131

Note 17 Comparatives

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Manulife Financial Corporation – First Quarter 2024	107

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL CORPORATION

HEAD OFFICE

200 Bloor Street East

Toronto, ON Canada M4W 1E5

Telephone: 416 926-3000

Website: www.manulife.com

INVESTOR RELATIONS

Financial analysts, portfolio managers and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com

Email: InvestRel@manulife.com

SHAREHOLDER SERVICES

For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries, please contact our Canadian Transfer Agent.

TRANSFER AGENTS

Canada

TSX Trust Company

301 – 100 Adelaide St. West

Toronto, ON Canada M5H 4H1

Toll Free: 1 800 783-9495

Collect: 416 682-3864

Email: manulifeinquiries@tmx.com

Website: www.tsxtrust.com

TSX Trust Company offices are also located in Toronto, Vancouver and Calgary.

United States

Equiniti Trust Company, LLC

P.O. Box 27756

Newark, NJ

United States 07101

Toll Free: 1 800 249-7702

Collect: 416 682-3864

Email: manulifeinquiries@tmx.com

Website: https://tsxtrust.com/manulife

Hong Kong

Tricor Investor Services Limited

17/F, Far East Finance Centre

16 Harcourt Road

Hong Kong

Telephone: 852 2980-1333

Email: is-enquiries@hk.tricorglobal.com

Website: www.tricoris.com

Philippines

RCBC Trust Company

Ground Floor, West Wing

GPL (Grepalife) Building

221 Senator Gil Puyat Avenue

Makati City, Metro Manila, Philippines

Telephone: 632 5318-8567

Email: rcbcstocktransfer@rcbc.com

Website: www.rcbc.com/stocktransfer

AUDITORS

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

The following Manulife documents are available online at www.manulife.com

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholders Reports

•	Public Accountability Statement

•	2023 Sustainability Report

Rating

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2024, Manulife had total capital of C$76.4 billion, including C$48.3 billion of total shareholders’ and other equity. The Manufacturers Life Insurance Company’s financial strength ratings are among the strongest in the insurance industry. Rating agencies include AM Best Company (“AM Best”), DBRS Limited and affiliated entities (“Morningstar DBRS”), Fitch Ratings Inc. (“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and S&P Global Ratings (“S&P”).

Rating Agency	MLI Rating	Rank

S&P	AA-	(4th of 21 ratings)

Moody’s	A1	(5th of 21 ratings)

Fitch	AA-	(4th of 21 ratings)

Morningstar DBRS	AA	(3rd of 22 ratings)

AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close prices, including the average daily trading volume for Manulife Financial Corporation’s common stock on the Canadian exchanges, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at March 31, 2024, there were 1,801 million common shares outstanding.

January 1 – March 31, 2024	Canada Canadian $	U.S. United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos

High	$ 33.83	$ 24.99	$ 191.70	P 1,300

Low	$ 28.34	$ 21.00	$ 163.30	P 1,001

Close	$ 33.83	$ 24.99	$ 190.50	P 1,250

Average Daily Volume (000)	9,611	3,436	20	0.3

Manulife Financial Corporation – First Quarter 2024	108

Consent to receive documents electronically

Electronic documents available from Manulife.

Manulife is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife documents available electronically are:

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholder Reports

These documents will be available to you on our website www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports, will be available on the website at least until the next version is available.

We will notify you when documents will be available on the website and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our website, paper copies will be mailed to you.

This information is also available for viewing or downloading under quarterly reports from the Investor Relations section of our website at www.manulife.com

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Manulife Financial Corporation – First Quarter 2024	109

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Manulife, Manulife & Stylized M Design, and Stylized M Design are trademarks of The Manufacturers Life Insurance Company and are used by it, and by its affiliates, including Manulife Financial Corporation, under license.